

ANNUAL REPORT

2025

TO OUR SHAREHOLDERS,

Our mission to secure AI and the data that powers it has never been more critical. Over the past year we have talked about Varonis as a story of two companies – our strong SaaS business, which reflects the present and future of our company, and our legacy self-hosted business. We finished 2025 with 86% of our total ARR coming from our SaaS platform and completed our transition in less than three years and more than two years ahead of plan. This progress enabled us to announce the end of life for our self-hosted deployment model and to transition our business to be 100% SaaS by the end of 2026.

Our SaaS platform gives thousands of organizations worldwide the confidence to adopt AI, better avoid data breaches and compliance fines, and stop AI-powered threats. We can offer these outcomes because we built our SaaS platform using world-class architecture, the newest technologies, and the lessons we learned through securing data in large, complex, dynamic environments. This allows us to protect our SaaS customers in ways that were not possible with our self-hosted solution. In the age of AI, this level of security is a must because data is both a company's core asset and its biggest risk.

In 2025, Varonis had a number of achievements, such as:

$638.5M
SaaS Annual Recurring Revenues
(As of Dec. 31, 2025)

32%
SaaS ARR Ex. Conversions Growth

**\\ Varonis Interceptor
(powered by acquisition of SlashNext)**

**\\ Varonis Next-Gen DAM
(powered by acquisition of Cyral)**

$147.4M
Cash Flow from Operations

86%
SaaS ARR as a % of Total ARR

\\ Varonis for ChatGPT Enterprise

\\ Varonis Identity Protection

\\ FedRAMP

\\ Varonis for Salesforce Agentforce

$115.0M
Capital Returned to Shareholders

$131.9M
Free Cash Flow

Product Coverage Expansion

We appreciate your support and investment in Varonis and we look forward to continuing our momentum and ending 2026 as a fully SaaS company as we capture the growing market opportunity ahead of us.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the Fiscal Year Ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the transition period from   to

Commission file number: 001-36324

VARONIS SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**57-1222280**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

801 Brickell Avenue
Miami, FL 33131
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: (877) 292-8767

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	VRNS	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates was approximately $5.56 billion.

As of January 30, 2026, the registrant had 117,447,726 shares of common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Special Note Regarding Forward-Looking Statements and Summary Risk Factors

This report contains, and management may make, certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements are often identified by the use of words such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "likely," "may," "plan," "project," "seek," "should," "strategy," "target," "will," "would" and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors, many of which are difficult to predict and generally beyond our control, that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified in the "Summary Risk Factors" below and those discussed in "Item 1A-Risk Factors" and "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations." Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

The risks that might cause actual results to differ from our expectations include, among other things, those that may be disclosed from time to time in subsequent reports filed with or furnished to the SEC, those described under "Risk Factors" set forth in Item 1A of this Annual Report, and the following, which also summarizes the principal risks of our business:

- the fact that the market for software that analyzes, secures, governs, manages and migrates enterprise data may not continue to grow or grow at the same pace;

- prolonged economic uncertainties or downturns;

- currency exchange rate fluctuations;

- increased competition;

- security breaches, cyberattacks or other cyber-risks and failure to comply with legal requirements, contractual obligations and industry standards regarding security, data protection and privacy;

- our expansion into cloud-delivered services;

- our ability to predict renewal rates and manage growth effectively;

- fluctuation in our quarterly results of operations due to variability in our revenues;

- our limited operating history at our current scale, which makes it difficult to evaluate and predict our future prospects;

- our history of losses;

- our ability to maintain strong relationships with our channel partners, including distributors and resellers, to whom we sell substantially all of our products and services;

- risks inherent in our international operations, including military conflicts that could impact operations, the effect of export and import controls and the risk of a violation or alleged violation of applicable anti-corruption or anti-bribery laws;

- collection and credit risks;

- stock price volatility;

- our ability to maintain or enhance our brand recognition or reputation;

- our ability to retain, attract and recruit highly qualified personnel;

- our dependency on the continued services and performance of our co-founder, Chief Executive Officer and President;

- our ability to continually enhance and improve our technology;

- the fact that, if we experience interruptions or performance problems with our products, or if our software is not perceived as being secure, customers may reduce the use of or stop using our products;

- our ability to protect our proprietary technology and intellectual property rights;

- the fact that our tax rate may vary significantly depending on our stock price;

- our ability to fully utilize our net operating loss carryforwards; and

- our indebtedness.

You should not place undue reliance on forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date of this Annual Report and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

VARONIS SYSTEMS, INC.
ANNUAL REPORT ON FORM 10-K
For The Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

PART I

Item 1.   Business

We were incorporated under the laws of the State of Delaware on November 3, 2004 and commenced operations on January 1, 2005. Our principal offices are located at 801 Brickell Avenue, Miami, FL 33131. For convenience in this report, the terms "Company," "Varonis," "we" and "us" may be used to refer to Varonis Systems, Inc. and/or its subsidiaries, except where indicated otherwise. Our telephone number is (877) 292-8767.

Overview

Varonis is a data security company focused on protecting what matters most to organizations: their data. Modern enterprises run on data that is created, copied, shared and accessed across cloud services, SaaS applications and on-premises environments, often faster than security teams can see, understand or control. We started Varonis around a simple observation that we believe has only intensified over time: the ability to create and share data scales far faster than the ability to secure it. Our strategy is built around closing that gap, giving organizations the deep visibility and automated controls to deeply understand their enterprise data, reduce exposure and respond to threats quickly, wherever their data lives.

Data growth itself is not new. What has changed is the combination of scale, sprawl and speed. Cloud transformation and artificial intelligence ("AI") initiatives are pushing data into more systems, across more environments and making it accessible to more users, applications and AI agents. As adoption of software-a-service ("SaaS") and infrastructure-as-a-service ("IaaS") has accelerated collaboration and productivity, it has also expanded and fragmented the enterprise data footprint. In many organizations, data security controls have not kept pace, increasing the likelihood that misconfigurations or credential compromise can lead to significant data exposure, threats and regulatory penalties.

We believe the adoption of AI materially raises the stakes for security and risk. Copilots, agents and automated workflows are now embedded in widely used enterprise platforms such as Microsoft 365, Salesforce, Google Workspace and Box and they increasingly act on data at machine speed. These systems typically rely on existing access controls to determine what data can be surfaced, summarized or acted upon. When those controls are overly permissive, poorly understood and unmonitored, AI can unintentionally amplify risk by scaling access faster than organizations can manage manually. As companies customize AI agents and train their own small and large language models, we believe the security of data, identities, agents and underlying infrastructure will increasingly require automated solutions.

In this environment, access becomes the risk multiplier. When too many people, systems or automated agents can reach sensitive data ungoverned, small incidents can quickly become large ones. We refer to this risk as the "blast radius." We believe organizations must continuously reduce their blast radius – limiting unnecessary ability to access, move or misuse data – to reap the tremendous benefits of AI. Achieving this consistently and at scale isn't possible through manual processes, making automation essential.

At the same time, threat actors continue to refine their methods of monetizing sensitive data, and regulatory expectations around privacy, data protection, and AI governance continue to evolve. Many organizations are also operating under real constraints – the demand for skilled security professionals continues to exceed supply, and teams are expected to manage growing complexity with limited resources. We believe these pressures will continue to drive adoption of automated approaches that reduce data exposure by default and enable faster detection and response.

Enterprises today rely on many combinations of data stores, cloud services and SaaS applications, making it difficult to understand data exposure holistically or control breach risk without a unified approach. We believe comprehensive coverage and automation are required to keep pace with the scale and complexity of modern data environments. Our platform has expanded from an initial focus on Windows files shares to cover a broad range of mission-critical cloud and on-premises data stores, cloud infrastructure environments, identity repositories, and key SaaS and AI applications. In 2022, we introduced the Varonis Data Security Platform as a SaaS offering to simplify deployment, accelerate time-to-value, and enable continuous cloud-delivered automation for protecting data.

Varonis software helps organizations of all sizes and industries protect sensitive data stored in the cloud and on-premises, including: files, emails and databases, confidential personal data, financial records, source code, strategic and product plans, and other intellectual property. As the volume, velocity and variety of enterprise data continues to grow, we have built an integrated platform designed to simplify and streamline data security, threat detection and response, and privacy and compliance workflows.

Platform and Technology

Our platform is designed around a core belief: in modern data environments, security outcomes are determined less by perimeter controls and more by how much access exists when something goes wrong. As data spreads across cloud services, SaaS applications and on-premises systems – and as humans, services and AI agents interact with that data at increasing speed – manual approaches to security do not scale. We believe reducing unnecessary access to sensitive data and automatically responding to abnormal behavior are essential to limiting the impact of inevitable failures.

At the foundation of the Varonis Data Security Platform is our ability to understand data in context. Our proprietary technology, continuously collects and analyzes metadata – data about data – across an organizations' environments. We understand what types of data exists, where it lives, who can access it and how it's being used. This contextual view allows us to map relationships among users, devices, applications, automated agents and data objects, creating a durable model of the organization's data exposure even as environments change.

This metadata-driven approach enables our platform to operate at enterprise scale with minimal impact on production systems. Rather than relying on static rules or periodic scans, the platform continuously normalizes metadata from disparate sources, making it actionable across hybrid and multi-cloud environments. We believe this persistent, contextual understanding of data is critical to enabling productivity and AI adoption that is effective and safe.

Building on this foundation, the Varonis Data Security Platform is designed to automate outcomes across data protection, threat detection and response, and privacy and compliance. The platform continuously discovers and classifies well-defined sensitive data like credit card numbers, SSNs and patient IDs, and uses machine learning and AI to identify novel domain- and organization-specific data such as recipes, contracts, formulas and other intellectual property. Beyond understanding the data estate, Varonis identifies excessive or risky access and automatically remediates exposure by right-sizing permissions and removing outdated or unnecessary access. By reducing the amount of data that users, systems and automated agents can reach, the platform helps organizations move toward a least-agency model that limits the potential blast radius of an incident without disrupting everyday business operations.

The same model is used to detect and respond to threats. By analyzing data access patterns – user and entity behavior and system activity together – the platform can identify suspicious behavior that could be compromised credentials, insider misuse, malware or ransomware. When threats are detected, the platform can automatically take action to contain it such as restricting access or locking down affected accounts, limiting potential damage and reducing recovery time.

The Varonis platform is offered as a SaaS offering, which we believe is key to our ability to deliver these outcomes at scale. SaaS delivery allows customers to deploy quickly, reduce infrastructure and operational overhead, and benefit from continuous updates to threat models, automation workflows and security capabilities, including our Managed Data Detection and Response ("MDDR") offering, which are only available through our SaaS platform.

We have further expanded the platform's capabilities with the introduction of Athena AI, a generative AI layer designed to enhance security operations rather than replace human judgement. Athena AI combines small and large language models with the platform's deep understanding of data, identities, and prior incidents to help security teams with investigation, response and reporting. By enabling natural-language interaction and generating tailored response guidance, Athena AI helps teams act more quickly and effectively without requiring specialized expertise.

Our platform architecture is designed to be extensible. We continue to expand coverage across additional data stores, cloud services, and SaaS applications. We enhance functionality both organically and through strategic acquisitions. Our recent acquisition of Cyral, Inc. ("Cyral") enhanced our data security offering with database activity monitoring capabilities. We also acquired SlashNext, Inc. ("SlashNext"), an AI-based email security technology that gives Varonis the ability to detect and block modern social-engineering attacks across multiple communication channels. We believe this approach allows customers to consolidate security capabilities onto a single platform while giving us a framework to address emerging risks, including those introduced by AI-driven systems, new data types, and evolving regulatory requirements.

SaaS Delivery Model

Our platform is designed to deliver security outcomes at scale without requiring proportional increases in customer effort or staffing. By automating discovery, classification, access reduction and response, customers can reduce risk across large and complex data environments without relying on manual processes that do not scale.

The SaaS delivery model supports this approach by enabling rapid deployment, continuous updates and lower operational overhead. Customers can begin assessing risk and reducing exposure quickly, while benefiting from ongoing improvements to detection models, automation workflows and new capabilities delivered through the platform.

As part of our strategic transition to SaaS, we have announced the end-of-life of our self-hosted products as of December 31, 2026.

Size of Our Market Opportunity

The International Data Corporation's Global DataSphere Forecast, 2025-2029, predicts that over the next five years, data will grow at a compound annual growth rate of 25.4% to reach more than 527 zettabytes (or 527 trillion Gigabytes) by 2029. That data will include both structured and unstructured data, but unstructured data overwhelmingly dominates, accounting for approximately 90% of the data created each year. We expect this significant growth to continue creating a need for automation technologies to protect and manage data. We believe that the diverse coverage and functionality offered by our platform positions us well to capitalize on this powerful trend in the digital universe.

Growth Strategy

Our objective is to be the primary platform enterprises rely on to protect their most sensitive data. We believe the combination of accelerating data growth, expanding use of SaaS and cloud infrastructure, and the adoption of AI-driven systems creates a durable, long-term opportunity for automated data security. Our growth strategy is focused on scaling a unified platform that reduces data exposure, limits the impact of incidents and enables customers to operate securely as their environments become more complex.

Extend the Platform Through Innovation and Strategic Transactions. We intend to continue investing in product development to expand the capabilities of the Varonis Data Security Platform and address new use cases from changes in how data is created, accessed and used. Our platform architecture allows us to add coverage across additional data stores, cloud services and SaaS applications, as well as introduce new automation and response capabilities without requiring customers to deploy separate point solutions.

In addition to organic innovation, we selectively pursue strategic acquisitions that extend our platform or accelerate entry into adjacent markets where we believe automation and context provide a competitive advantage. We focus on technologies that can be integrated into our platform to enhance data visibility, reduce exposure and improve detection and response outcomes, including recent additions in database activity monitoring and email security. We believe this disciplined approach allows us to expand functionality while maintaining a unified operating model.

Grow Adoption Within Existing Customers. We believe our existing customer base represents a significant opportunity for continued growth. As customer environments evolve, data volumes increase and AI-driven workflows expand, organizations typically extend data security controls to additional systems and use cases. Our platform is designed to scale with customer needs, enabling broader adoption across data stores, applications and environments over time. Our renewal rate for the year ended December 31, 2025 continued to be over 90%,

We expect increased adoption to be driven by customers consolidating security capabilities onto a single platform. By delivering ongoing improvements through our platform and focusing on risk reduction outcomes, we aim to deepen customer relationships and maintain high renewal rates.

Acquire New Customers Through Platform-Led Expansion.. We continue to target new customers across industries and geographies that face growing data security, compliance and operational challenges. While our platform is built to support organizations of all sizes, we remain focused on larger enterprises that can benefit most from automation at scale.

Our go-to-market approach combines a global network of channel partners with a highly trained sales organization that engages customers through risk assessments and platform demonstrations. We believe this model creates efficiencies in customer acquisition while clearly articulating the value of reducing data exposure and limiting incident impact.

Scale SaaS, Automation, and Managed Services. The transition to a SaaS delivery model is central to our growth strategy. SaaS delivery enables faster deployment, continuous improvement and increased automation, while also supporting recurring revenue and operational leverage. It also provides the foundation for advanced capabilities including our MDDR offering, which delivers 24x7x365 monitoring and response backed by service-level commitments.

We believe demand for managed and automated security outcomes will continue to increase as organizations seek to operate securely with constrained internal resources. By combining platform automation with expert-led response, we aim to help customers reduce risk and simplify operations.

Expand Internationally and Establish Platform Leadership. We believe there is a significant opportunity to expand adoption of our platform internationally as data protection, privacy and security requirements become increasingly global. We continue to invest in international sales, marketing, and partner relationships to support this expansion.

We also work closely with leading cloud services providers, storage vendors and SaaS platforms to ensure compatibility and integration across the enterprise ecosystem. We believe these relationships, combined with our broad coverage and automation capabilities, position the Varonis Data Security Platform to become a standard foundation for enterprise data security.

Competition

The markets in which we operate are competitive and evolving. Enterprises address data security, privacy and threat detection through a combination of internal processes and software solutions, including point products designed to address specific use cases. While some vendors offer functionality that overlaps with individual components of our platform, we believe the competitive landscape is increasingly shaped by differences in approach, rather than by any single feature.

Many organizations have historically addressed data security through fragmented tools focused on visibility, classification or monitoring within isolated environments. We believe this approach is insufficient as data becomes more distributed across cloud services, SaaS applications, and on-premises systems, and as access is granted not only to users but also to services and automated agents. In this environment, the ability to understand data in context and reduce unnecessary access at scale becomes a critical differentiator.

We compete with a range of vendors that provide standalone or partially integrated solutions across areas such as data security posture management, data discovery and classification, data privacy, directory and identity security, and threat detection and response. We also face competition from broader security platforms that offer adjacent capabilities. In addition, large cloud providers and SaaS vendors continue to expand native security features within their platforms.

We believe our competitive position is strengthened by the breadth of environments we support and by our ability to deliver automated outcomes across data security, threat detection and response, and privacy and compliance within a single platform. Our approach is designed to reduce data exposure proactively, limit the potential impact of incidents and respond quickly when threats occur, rather than relying primarily on alerts and manual intervention.

As organizations increasingly adopt SaaS, cloud infrastructure, and AI-driven systems, we believe the limitations of manual, rules-based and alert-centric security models become more apparent. Solutions that depend heavily on customer configuration, tuning and ongoing human oversight may struggle to scale as environments grow in size and complexity. We believe automation will become an essential requirement for effective data security.

Competition in our markets is influenced by several factors including the effectiveness and reliability of solutions, the breadth of support environments, scalability, ease of deployment and the ability to deliver measurable risk reduction. We believe we compete favorably across these areas, however, some competitors may have greater resources, longer operating histories, broader brand recognition or deeper relationships with certain customers and partners, which could affect our ability to compete in specific situations.

As the market continues to evolve, we expect competition to increase as new vendors enter the space and existing providers expand their offerings. We believe our focus on platform consolidation, automation, and reducing data exposure positions us to compete effectively as customer requirements continue to change.

Products

Our products are delivered through our flagship Varonis Data Security Platform, a unified platform designed to protect enterprise data across cloud, SaaS and on-premises environments. With the introduction of our SaaS offering, we have simplified how customers use our capabilities by moving away from individually licensed modules and towards a platform-based model. This approach is intended to reduce complexity, accelerate adoption ,and enable customers to realize value from automation across multiple use cases.

Software-as-a-Service ("SaaS")

The Varonis Data Security Platform is offered as a SaaS solution and is sold as a platform license that includes a core set of integrated capabilities. We believe this delivery and licensing model reflects how customers increasingly prefer to consume security technology: as a continuously updated service that reduces operational overhead and supports automation at scale.

The Varonis Data Security Platform SaaS license includes capabilities designed to help customers understand their data exposure, reduce unnecessary access, and detect and respond to threats. These capabilities include:

- *Varonis Data Security Platform.* We know that customers who utilize a higher number of licenses see more value upfront through automation and synergy between modules. Therefore, we drastically simplified our subscription licensing under SaaS, combining five of our most popular licenses into a single Varonis Data Security Platform license. The Varonis Data Security Platform SaaS license includes new capabilities not available in our self-hosted product suite. Today, the Varonis Data Security Platform SaaS license includes:

  ○ *Data security posture management ("DSPM").* Provides customers with real-time visibility of their data security posture across their multi-cloud and on-premises data, helps prioritize remediation efforts, and tracks progress over time.

  ○ *Data access intelligence.* Combines data sensitivity, permissions, and activity to show customers who has access to critical data (i.e., their data blast radius), how they got access, and whether access is necessary.

  ○ *Data discovery & classification.* Automatically and continuously scans the contents of files, folders, and other objects to determine sensitivity with a high degree of accuracy and precision.

  ○ *Discovery policy library.* A frequently updated library for identifying and classifying personal information specific to GDPR, CCPA, and US federal controlled unclassified information (CUI).

  ○ *Least privilege automation.* Automatically and continuously remediates excessive data access granted via shared links, direct permissions, and group memberships without manual effort and without impacting business continuity.

  ○ *Data activity monitoring.* Gives customers a real-time view into who is accessing data directly or through AI (such as copilots) via a normalized and enriched log of data-centric events such as create, open, read, move, modify, and delete. Varonis also tracks, among other things, permission changes, authentication events, password updates and shared link activity.

  ○ *Data detection and response.* Provides high-fidelity, data-centric alerts and automated response actions. Includes a web-based alerts dashboard and investigative interface, and seamlessly integrates with security information and event management systems (SIEM).

  ○ *User & entity behavior analytics.* Profiles users, agents and devices and their associated behaviors with respect to systems and data, detects and alerts on meaningful deviations that indicate compromise. New UEBA threat models are automatically delivered to customers to guard against evolving tactics used by cybercriminals, insiders and advanced persistent threats (APTs).

Customers select which environments to protect by purchasing "Protection Packages." These packages allow customers to extend the platform across:

- *Microsoft 365.* Includes support for SharePoint Online, OneDrive for Business, Microsoft Teams, and Entra ID (formerly known as Azure AD). Customers can purchase add-on support for Exchange Online, Microsoft 365 Copilot and ChatGPT Enterprise.

- *Windows & NAS.* Includes support for Windows/CIFS-based file shares and NAS storage such as Nutanix, Nasuni, Panzura, Pure Storage, NetApp and Dell EMC. Customers can purchase add-on support for on-premises Active Directory, UNIX/Linux and Edge devices (VPN, DNS, proxy).

- *Hybrid.* Combined support for the protected resources in the Microsoft 365 and Windows & NAS packages.

- *Cloud Environments.* Protects data across SaaS applications and IaaS environments. The protected resources currently include Salesforce, AWS, Azure, Google Cloud, Google Workspace, Databricks, ServiceNow, Snowflake, Confluence, Slack, GitHub, Okta, Box, Jira, Zoom and databases.

We believe this packaging approach enables customers to scale coverage over time while maintaining a consistent operating model.

The SaaS platform also serves as the foundation for advanced capabilities that require persistent visibility and automation, including our MDDR offering. MDDR provides customers with continuous monitoring and response backed by defined service-level commitments and is available exclusively through our SaaS platform.

Database and Email Security Capabilities

In addition to our core platform functionality, we offer specialized capabilities that extend protection to additional high-risk areas.

- *Varonis Database Activity Monitoring ("DAM").* Provides cloud-native monitoring and security for on-premises and cloud databases and is integrated with the broader platform to deliver consistent visibility, classification, and response.

- *Varonis Interceptor.* Provides best-of-breed phishing prevention and malicious link interception with multi-modal AI and URL sandboxing technologies, extending platform protection to email and collaboration channels. When combined with our MDDR solution, Varonis Interceptor detects and protects across data stores, applications, and communication channels.

On-Premises Subscription Products

Prior to the introduction of our SaaS offering, we sold our products primarily through self-hosted subscription licenses that allowed customers to deploy individual modules on-premises. These products used our core technology to provide visibility, classification, access governance and monitoring across enterprise data environments.

As part of our strategic transition to SaaS, we have announced the end-of-life of our on-premises subscriptions as of December 31, 2026. We expect customers to adopt our SaaS platform as the primary way to engage our capabilities going forward.

Customers

We serve a global customer base across more than 95 countries, supporting organizations that operate in different environments and face significant security, privacy and compliance requirements. Our customers span a wide range of industries, including financial services, public, healthcare, industrial, insurance, energy and utilities, technology, construction and engineering, education, and consumer and retail sectors.

Our platform is used by organizations ranging from small and mid-sized businesses to large multinational enterprises with hundreds of thousands of employees and petabytes of data. While our solutions are applicable across company sizes, a significant portion of our customer base consists of larger enterprises that benefit most from automation at scale and from a unified approach to data security.

We believe our customer relationships are durable and expand over time. As customer data volumes grow, environments become more distributed and AI-driven workflows are adopted, customers typically extend platform coverage to additional data stores, applications, and use cases. This expansion is supported by our platform-based model, continuous SaaS delivery and focus on reducing data exposure and operational burden.

Our customers include organizations that manage highly sensitive information, such as personal and financial data, intellectual property and regulated data. We believe our ability to deliver automated risk reduction, rapid detection and response, and measurable security outcomes, positions as a long-term partner rather than a point solution provider.

Services

Maintenance and Support of Subscription and Perpetual Licenses

Maintenance and support associated with a term license subscription is included in the Term license subscriptions revenue line of the statement of operations. Maintenance and support associated with past perpetual licenses is included in the Maintenance and services line of the statement of operations. These maintenance agreements provide customers the right to receive support and unspecified upgrades and enhancements when and if they become available during the maintenance period and access to our technical support services. Our renewal rate for 2025 continued to be over 90%. Due to the transition to a SaaS delivery model, we expect maintenance and support revenues related to term license subscriptions to decline, as we move closer to their end-of-life. Additionally, we do not expect perpetual license revenues in the future and, accordingly, we also expect the associated maintenance and support to decline.

We maintain a customer support organization that provides all levels of support to our customers. Our customers receive guaranteed response times, direct telephonic support and access to online support portals. Our customer support organization has global capabilities with expertise in both our software and complex IT environments and associated third-party infrastructure.

Sales and Marketing

Sales

We sell our products and services through a global network of resellers and distributors, which we refer to as our channel partners. These channel partners sell our products to end customers and play a key role in identifying opportunities, maintaining customer relationships and supporting deployment. Sales to channel partners are subject to our standard, non-exclusive channel partner agreements that are generally renewed annually and can be terminated by either party with notice.

Our channel model is complemented by a highly trained, professional sales organization that is responsible for market development, managing partner relationships and supporting customer engagements. Our sales teams work closely with channel partners to conduct platform demonstrations and risk assessments that help customers understand their data exposure and the value of reducing risk through automation. We believe this approach allows us to clearly articulate and show the value of our platform.

Marketing

Our marketing strategy is focused on building brand and product awareness of the Varonis Data Security Platform, educating the market on data risk and automation, and supporting customer adoption and expansion. We seek to communicate the business and security outcomes our platform delivers rather than emphasizing individual features or point solutions.

We execute our marketing programs through a combination of internal teams, external partners and channel collaboration. Our activities include brand and content marketing, demand generation, field marketing and partner marketing, customer education and public relations. We also engage with industry analysts, host customer and community events and provide educational resources such as webinars, training programs, and technical content.

We believe that sustained investment in thought leadership and education is important as data security requirements evolve, particularly in areas such as cloud adoption and AI-driven systems. Our marketing efforts are designed to support long-term platform adoption by helping customers and partners understand how to reduce data exposure and operate as environments grow more complex.

Research and Development

Our research and development efforts are focused on advancing the Varonis Data Security Platform by expanding coverage, increasing automation and improving our ability to reduce data exposure and respond to threats at scale. We invest in innovation that strengthens the platform's core capabilities and allows it to adapt as enterprise data environments, threat models and regulatory requirements evolve.

We conduct the majority of our research and development activities in Israel, which we believe provides access to a highly skilled engineering workforce with deep expertise in security, data systems and large-scale software development. In addition to organic development, we selectively pursue strategic acquisitions that bring specialized technologies and talent to the platform, accelerating innovation while maintaining a unified architecture.

We believe our sustained investment in research and development supports the long-term competitiveness of our platform and positions us to address emerging risks, including those introduced by new data types, cloud architecture and AI-driven systems.

Intellectual Property

We attempt to protect our technology and the related intellectual property under patent, trademark, copyright and trade secret laws, confidentiality procedures and contractual provisions. No single intellectual property right is solely responsible for protecting our products. The nature and extent of legal protection of our intellectual property rights depends on, among other things, its type and the jurisdiction in which it arises. As of December 31, 2025, we had 116 issued patents and 63 pending patent applications in the United States. Our issued U.S. patents expire between 2026 and 2043. We also had 95 patents issued and 79 applications pending for examination in non-U.S. jurisdictions, and 31 pending Patent Cooperation Treaty ("PCT") patent applications, all of which are counterparts of our U.S. patent applications. The claims for which we have sought patent protection relate primarily to inventions we have developed for incorporation into our products.

In addition to patented technology, we rely on our unpatented proprietary technology and trade secrets. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors and customers and generally limit internal and external access to, and distribution of, our proprietary information and proprietary technology through certain procedural safeguards. We also rely on invention assignment agreements with our employees, consultants and others, to assign to the Company all inventions developed by such individuals in the course of their engagement with the Company.

Moreover, we have registered the "Varonis" name and logo and "DatAdvantage," "DataPrivilege," "DatAlert," and other names in the United States and, as related to some of these names, certain other countries.

In addition to Company-owned intellectual property, we license software from third parties for integration into our solution, including open-source software and other software available on commercially reasonable terms. It may be necessary in the future to seek or renew licenses relating to various aspects of our products, processes and services. While we have generally been able to obtain such licenses on commercially reasonable terms in the past, such third parties may not continue to maintain such software or continue to make it available to us.

Seasonality

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Seasonality and Quarterly Trends."

Employees and Human Capital Resources

As of December 31, 2025, we had 2,658 employees and independent contractors who developed, marketed, sold and supported our technology solutions, including 1,139 in the United States, 916 in Israel and 603 in other countries.

We understand that our innovation leadership is ultimately rooted in our people. Competition for qualified personnel in the technology space is intense, and our success depends in large part on our ability to recruit, develop and retain a productive and engaged workforce. Accordingly, investing in our employees and their well-being, offering competitive compensation and benefits, promoting diversity and inclusion, adopting effective human capital management practices and community outreach constitute core elements of our corporate strategy.

- *Offer Competitive Compensation and Benefits*. We strive to ensure that our employees receive competitive and fair compensation and innovative benefit offerings, tying incentive compensation to both business and individual performance, offering competitive maternal and paternal leave policies, providing meaningful retirement and health benefits and maintaining an employee stock purchase plan.

- *Support Employee Well-being and Engagement*. We support the overall well-being of our employees from a physical, emotional, financial and social perspective. Our global well-being programs include a long-standing practice of remote working arrangements, flexible paid time off, life planning benefits, wellness platforms and employee assistance. In addition, we ensure ongoing check-ins with employees by HR and managers to provide additional channels of support. We also regularly seek input from employees, including through broad employee satisfaction and pulse surveys on specific issues, intended to assess our degree of success in promoting an environment where employees are engaged, satisfied, productive and possess a strong understanding of our business goals.

- *Promote Sense of Belonging*. We conduct code of conduct trainings with employees and managers to share our views on the importance of respecting all individuals and creating a culture where everyone feels they belong. We have Employee Resource Groups, led by our employees, designed to foster connection, understanding and support. Our customers are located in over 95 countries and our global workforce operates across cultures, functions, language barriers and time zones to provide them dedicated and ongoing support.

- *Provide Programs for Employee Recognition*. We offer rewards and recognition programs to our employees, including awards to recognize employees who best exemplify our values and spot awards to recognize employee contributions. We believe that these recognition programs help drive strong employee performance. We conduct semi-annual employee performance reviews, where each employee is evaluated by their personal manager and also conducts a self-assessment, a process which empowers our employees. Employee performance is assessed based on a variety of key performance metrics, including the achievement of objectives specific to the employee's department or role. Employees have access to an internal platform to recognize their peers based on their professional and socially responsible contributions to the Company.

- *Create Opportunities for Growth and Development*. We focus on creating opportunities for employee growth, development, training and education, including opportunities to cultivate talent and identify candidates for new roles from within the company, as well as management and leadership development programs. Employee training and education includes online certification, in person certification and new hire training bootcamps. We also conduct manager training programs on an annual basis, which include in-depth managerial and coaching skills, as well as tailored feedback. We have established an internal mentoring program in which seasoned employees' mentor new managers based on defined goals.

- *Promote Community Outreach and Support*. We believe it is important to give back and promote community outreach and support through corporate giving and employee volunteerism in the communities in which we live and work. We partner with several organizations providing life skills trainings, coding and basic IT skills, financial literacy and more. All programs are led by our employees on a volunteering basis. We also provide corporate matching of employee charitable donations and flexible volunteering during work time, letting our employees know that we support the charitable efforts that matter to them.

Available Information

Our website is located at www.varonis.com, and our investor relations website is located at https://ir.varonis.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available free of charge on our investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). You may also access all of our public filings through the SEC's website at www.sec.gov.

Investors and other interested parties should note that we use our media and investor relations website and our social media channels to publish important information about us, including information that may be deemed material to investors. We encourage investors and other interested parties to review the information we may publish through our media and investor relations website and the social media channels listed on our media and investor relations website, in addition to our SEC filings, press releases, conference calls and webcasts.

Item 1A.   Risk Factors

Investing in our securities involves risk. You should carefully consider the following risks and all other information contained herein, including our consolidated financial statements and the related notes thereto. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed.

Risks Related to the Industry in which we Operate

The market for software that analyzes, secures, governs, manages and migrates enterprise data may not continue to grow or grow at the same pace.

We believe our future success depends in large part on the continued growth of the market for software that enables enterprises to analyze, secure, govern, manage and migrate their data. In order for us to market and sell our products, we must successfully demonstrate to enterprise IT, security and business personnel the risk of their valuable data getting compromised or stolen and the effectiveness of our products to mitigate these risks. Despite a number of high-profile cyberattacks around the world, we must still persuade customers to devote a portion of their budgets to a unified platform that we offer to analyze, secure, govern, manage and extract value from this resource. Enterprises may not recognize the need for our products or, if they do, may not decide that they need a solution that offers the range of functionalities that we offer. The market for our solution may not continue to grow at its current rate or at all and the failure of the market to continue to develop would materially adversely impact our results of operations.

Prolonged economic uncertainties or downturns could materially adversely affect our business.

Our business depends on our current and prospective customers' ability and willingness to invest in IT services, including cybersecurity projects, which in turn is dependent upon their overall economic health. Negative conditions in the general economy both in the United States and abroad, including inflationary pressure, currency fluctuations and a higher interest rate environment, changes in gross domestic product growth, instability in connection with political elections, potential future government shutdowns, the federal government's failure to raise the debt ceiling, financial and credit market fluctuations, the imposition of trade barriers and restrictions such as tariffs, including tariffs implemented around the world by the United States or other countries, political deadlock, restrictions on travel, natural catastrophes, warfare and terrorist attacks, could cause a decrease in business investments, including corporate spending on enterprise software in general and negatively affect the rate of growth of our business. For example, our operations, and the operations of our customers and partners, were affected by geopolitical turmoil and sanctions caused by the war between Russia and Ukraine, and the COVID-19 pandemic and efforts to control its spread, including by mandatory business closures and capacity limitations imposed by the jurisdictions in which we operate. Similar events and restrictions in the future could negatively affect our business.

Uncertainty in the global economy makes it extremely difficult for our customers and us to forecast and plan future business activities accurately. This could cause our customers to reevaluate decisions to purchase our product or to delay their purchasing decisions, which could lengthen our sales cycles and negatively impact our results. In recent years, the European economy experienced economic turmoil that caused the devaluation of local European currencies (specifically, the Euro and the Pound Sterling), inflationary pressures and general economic uncertainty. As a result, there has been, and may in the future be, budgetary tightening and longer sales cycles in the region which may negatively impact our results of operations. In addition, the imposition of tariffs, such as those implemented by the United States or other countries in 2025, may materially impact business performance for companies operating around the world and may cause budgetary tightening and longer sales cycles for companies in those impacted countries. The United States could also experience a sustained period of elevated inflation, which may put pressure on discretionary spending by our customers, and a lengthening of our sales cycle in the region, which could negatively impact our results.

A downturn in any of our leading industries, or a reduction in any revenue-generating vertical, may cause enterprises to react to worsening conditions by reducing their spending on IT. Customers may delay or cancel IT projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. To the extent purchases of our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending.

In addition, consolidation in certain industries may result in reduced spending on our software. If the economic conditions of the general economy or industries in which we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

Overall economic uncertainty may in the future give rise to a number of risks, including, but not limited to, the following:

- reduced economic activity could lead to a prolonged recession, which could negatively impact spending by our customers or the ability of customers to pay for our services;

- not meeting expectations with respect to certain key performance metrics, such as renewal rates and annual recurring revenues;

- our ability to enter into new markets and to acquire new customers;

- an increase in bad debt reserves as customers face economic hardship and collectability becomes more uncertain, including the risk of bankruptcies;

- variability with forward-looking guidance and financial results, including management's accounting estimates and assumptions; and

- our ability to raise capital.

The challenges posed by and the full impact of negative conditions in the general economy on our business and our future performance are difficult to predict and there is a risk that any guidance we provide to the market may turn out to be incorrect.

We may face increased competition in our market.

Data security is a rapidly growing and evolving market, driven by increasing regulatory demands, the proliferation of data across hybrid environments, the rising sophistication of cyber threats and increasing AI usage, which increases the need for data security. As a result, the market is attracting investment from both established players and emerging innovators, which is driving increased awareness for the need to secure data, increasing the size of the data security market and intensifying the competitive landscape. Over time, we have strategically made investments in our platform to better serve our customers and also address new use cases, which has grown our market opportunity and also brought us into more competitive discussions.

While there are some companies which offer certain features similar to those embedded in our solutions, and others with whom we compete in certain tactical use cases, we believe that no single competitor delivers the same automated outcomes on the number of platforms and applications that we support. However, we do face competition from a select group of software vendors that provide standalone solutions similar to those features embedded in our comprehensive platform, particularly in the markets we serve. We also face direct competition in specific use cases, specifically DSPM, data discovery and classification, privacy, data migration, data subject access requests and Active Directory security. As we continue to augment our functionality with AI security, insider threat detection and user behavior analytics and as we expand our classification capabilities to better serve compliance needs, such as General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act ("CCPA") and other data privacy laws, we may face increased perceived and real competition from other security and classification technologies. Our growing presence in the cloud data security market and our broader product coverage are also placing us in more direct competition with companies focused on discovery and classification. As customer requirements evolve and new technologies emerge, we face heightened competition from companies—both established and emerging—that develop solutions targeting the enterprise data market.

In particular, if a more established company were to target our market, we may face significant competition. They may have competitive advantages, such as greater name recognition, larger sales, marketing, research and acquisition resources, access to larger customer bases and channel partners, a longer operating history and lower labor and development costs, which may enable them to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we do. Increased competition could result in us failing to attract customers or maintain licenses at the same rate. It could also lead to price cuts, alternative pricing structures or the introduction of products available for free or a nominal price, reduced gross margins, longer sales cycles, lower renewal rates and loss of market share.

In addition, our current or prospective channel partners may establish cooperative relationships with future competitors. These relationships may allow future competitors to rapidly gain significant market share. These developments could also limit our ability to obtain revenues from existing and new customers.

Our ability to compete successfully in our market will also depend on a number of factors, including ease and speed of product deployment and use, the quality and reliability of our customer service and support, total cost of ownership, return on investment and brand recognition. Any failure by us to successfully address current or future competition in any one of these or other areas may reduce the demand for our products and adversely affect our business, results of operations and financial condition.

Lastly, at times, we engage in discussions and collaborations with other technology companies, including companies that offer security-related products, regarding potential partnerships, integrations, or commercial relationships. While these discussions are intended to expand our ecosystem and market reach, they may involve the sharing of information about our products, strategy, and potential future development plans. Even where appropriate confidentiality measures are in place, these counterparties may use knowledge gained through such interactions to inform their own product development, roadmap decisions, or competitive strategies, including in ways that increase competition with us. As a result, our efforts to pursue partnerships could accelerate the development of competing offerings or otherwise adversely affect our competitive position.

We are subject to a number of legal requirements, contractual obligations and industry standards regarding security, data protection and privacy, and any failure to comply with these requirements, obligations or standards could have an adverse effect on our reputation, business, financial condition and operating results.

Privacy and data protection laws in the United States and internationally are rapidly evolving and remain subject to uncertainty. U.S. federal, state, and foreign authorities have enacted, and continue to consider, laws governing the collection, use, disclosure, storage, and security of personal information. In the United States, the California Consumer Privacy Act (CCPA) and the California Privacy Rights Act (CPRA) impose significant obligations on businesses and grant consumers enhanced rights, such as the ability to opt out of certain sales of personal information. In 2025, additional comprehensive privacy laws took effect in Delaware, Iowa, Nebraska, New Hampshire, New Jersey, Tennessee, Minnesota, and Maryland, and further state privacy laws are scheduled to take effect in 2026, including in Indiana, Kentucky, and Rhode Island. Collectively, these frameworks generally require detailed disclosures, honoring consumer rights, and implementing robust data protection safeguards, and they expand the patchwork of compliance obligations across the United States.

Internationally, nearly every jurisdiction where we operate has established its own privacy and data security framework, often more restrictive than U.S. laws, governing the collection, use, storage, disclosure, and protection of data that identifies or could identify an individual (for example, names, email addresses, and, in some jurisdictions, IP addresses). The European Union's General Data Protection Regulation (GDPR) imposes stringent obligations, and the United Kingdom has implemented similar legislation. In 2025, the United Kingdom enacted the Data (Use and Access) Act 2025, which amends the UK GDPR regime, including targeted changes related to automated decision-making, cookies, recognized legitimate interests, regulator powers, and international transfers. In December 2025, the European Commission renewed its UK adequacy decisions (subject to review), supporting continued data flows between the UK and the EEA.

Cross-border data transfers from the European Economic Area and the UK to the United States rely on mechanisms such as standard contractual clauses, the UK's International Data Transfer Agreement (or Addendum), and the EU–U.S. Data Privacy Framework (including its UK extension). In September 2025, the European General Court upheld the validity of the EU–U.S. Data Privacy Framework, providing near-term stability for organizations that self-certify to the framework; however, challenges and appeals remain possible, and the transfer landscape continues to evolve. Compliance with GDPR, the UK regime as amended by the Data (Use and Access) Act 2025, and other international privacy laws may require significant operational changes and costs, while non-compliance could result in substantial fines, litigation, and reputational harm, adversely affecting our business, financial condition, and results of operations.

Certain U.S. and international laws also require companies to notify individuals of security breaches involving personal information, whether caused by us or our service providers. Despite contractual protections, a breach could harm our reputation, erode customer trust, reduce sales, lead to customer loss, and expose us to liability or significant remediation costs. Beyond government regulation, privacy advocates and industry groups may introduce new self-regulatory standards that could apply to us. We also anticipate continued legislative and regulatory developments in privacy, data protection, and information security, the impact of which remains uncertain. New laws, amendments, or reinterpretations of existing requirements—as well as evolving industry standards and contractual obligations—may increase compliance costs and restrict our operations. Because interpretation and enforcement of these requirements are uncertain, they may conflict with our current practices or product features. If so, we could face fines, litigation, or be required to make fundamental changes to our business or software, which may not be commercially feasible and could limit our ability to innovate. Failure to adequately address privacy concerns—whether valid or perceived—or to comply with applicable requirements could result in additional costs, liability, reputational harm, inhibited sales, and other adverse effects on our business.

Furthermore, compliance costs and other burdens imposed by privacy and data protection laws applicable to our customers may increase the cost of using our products, limit their adoption, and reduce overall demand. In addition, privacy and personal information security concerns—whether well-founded or not—may discourage market acceptance of our products, particularly in certain industries and international markets.

Risks Related to Our Operations

Security breaches, cyberattacks or other cyber-risks of our IT and production systems could expose us to significant liability and cause our business and reputation to suffer and harm our competitive position.

Our corporate infrastructure stores and processes our sensitive, proprietary and other confidential information (including as related to financial, technology, employees, marketing, sales, etc.) which is used on a daily basis in our operations. In addition, our software involves transmission and processing of our customers' confidential, proprietary and sensitive information. We have legal and contractual obligations to protect the confidentiality and appropriate use of customer data. As a leader in the cyber industry, we may be an attractive target for cyber attackers or other data thieves.

High-profile cyberattacks and security breaches have increased in recent years, with the potential for such acts heightened as a result of the number of employees working remotely due to many companies adopting a hybrid working model. Security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting IT products and enterprise infrastructure. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and often are not recognized until launched against a specific target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As we continue to increase our client base and expand our brand, we may become more of a target for third parties seeking to compromise our security systems and we anticipate that hacking attempts and cyberattacks will increase in the future. We may not always be successful in preventing or repelling unauthorized access to our systems. We also may face delays in our ability to identify or otherwise respond to any cybersecurity incident or any other breach. Additionally, we use third-party service providers to provide some services to us that involve the cloud hosting, storage or transmission of data, such as SaaS, cloud computing, and internet infrastructure and bandwidth, and they face various cybersecurity threats and also may suffer cybersecurity incidents or other security breaches. Despite our security measures, our IT and infrastructure may be vulnerable to attacks. Threats to IT security can take a variety of forms. Individual and groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states, continuously undertake attacks that pose threats to our customers and our IT. These actors may use a wide variety of methods, which may include developing and deploying malicious software or exploiting vulnerabilities in hardware, software, or other infrastructure in order to attack our products and services or gain access to our networks, using social engineering techniques to induce our employees, users, partners, or customers to disclose passwords or other sensitive information or take other actions to gain access to our data or our users' or customers' data, or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. Inadequate account security practices may also result in unauthorized access to confidential and/or sensitive data or loss of SaaS platform availability.

Security risks, including, but not limited to, unauthorized use or disclosure of customer data, loss of availability of our SaaS platform offering, cyberattack on our cloud providers, theft of proprietary information, theft of intellectual property, theft of internal employee's PII/PHI information, theft of financial data and financial reports, loss or corruption of customer data and computer hacking attacks or other cyberattacks, could require us to expend significant capital and other resources to alleviate the problem and to improve technologies, may impair our ability to provide services to our customers and protect the privacy of their data, may result in product development delays, may compromise confidential or technical business information, may harm our competitive position, may result in theft or misuse of our intellectual property or other assets and could expose us to substantial litigation expenses and damages, indemnity and other contractual obligations, government fines and penalties, mitigation expenses, costs for remediation and incentives offered to affected parties, including customers, other business partners and employees, in an effort to maintain business relationships after a breach or other incident, and other liabilities. We are continuously working to improve our IT systems, together with creating security boundaries around our critical and sensitive assets. We provide advanced security awareness training to our employees and contractors that focuses on various aspects of the cybersecurity world. All of these steps are taken in order to mitigate the risk of attack and to ensure our readiness to responsibly handle any security violation or attack. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures and our products could be harmed, we could lose potential sales and existing customers, our ability to operate our business could be impaired, we may incur significant liabilities, we could suffer harm to our reputation and competitive position, and our operating results could be negatively impacted.

The expansion of cloud-delivered services introduces a number of risks and uncertainties, which could adversely affect our business, results of operations and financial condition.

The launch of our cloud offerings that allow customers to use hosted software required, and any future expansion of our cloud-delivered services may require, a considerable investment in resources, including technical, financial, legal, sales, information technology and operation systems. Additionally, market acceptance of such offerings is affected by a variety of factors, including but not limited to: security, reliability, scalability, customization, performance, current license terms, customer preference, customer concerns with entrusting a third-party to store and manage their data, public concerns regarding privacy and the enactment of restrictive laws or regulations. It is possible that demand for our cloud offerings may not continue to be as strong as it has been to date. Moreover, expansion of our cloud offerings may cause a decline in revenue of our existing products and services that is not offset by revenue from the new products or services. For example, customers may delay making purchases of products and services to permit them to make a more thorough evaluation of these new products and services or until industry and marketplace reviews become widely available. We may be unable to realize the benefits of our investments or the resources we have committed to expanding our cloud-delivered services.

An increasing number of jurisdictions are imposing data localization laws, which require personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin. These regulations may deter customers from using cloud-based services, and may inhibit our ability to expand into certain markets or prohibit us from continuing to offer services in those markets without significant additional costs.

Our hosted offerings rely upon third-party providers to supply data center space, equipment maintenance and other colocation services and rely upon the ability of those providers to maintain continuous service availability and protect customer data on their services. Customers of our cloud-based offerings need to be able to access our platform at any time, without interruption or degradation of performance, and we provide them with service level commitments with respect to uptime. Third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions. Although we have entered into various agreements for the lease of data center space, equipment maintenance and other services, third parties could fail to live up to their contractual obligations. The failure of a third-party provider to prevent service disruptions, data losses or security breaches may require us to issue credits or refunds or indemnify or otherwise be liable to customers or third parties for damages that may occur, and contractual provisions with our third-party providers and public cloud partners may limit our recourse against the third-party provider or public cloud partner responsible for such failure. Additionally, if these third-party providers fail to deliver on their obligations, our reputation could be damaged, our customers could lose confidence in us, and our ability to maintain and expand our hosted offerings would be impaired. Lastly, our cloud product offering and pricing is new and hosting and other costs may be more expensive to us than anticipated.

We may not be able to predict renewal or conversion rates and their impact on our future revenues and operating results.

Although our solutions are designed to increase the number of customers that purchase our products and the number of products purchased by existing and new customers to create a recurring revenue stream that increases and is more predictable over time, our customers are not required to renew their subscriptions for our solutions and they may elect not to renew when, or as we expect, or they may elect to reduce the scope of their original purchases or delay their purchase. We cannot accurately predict renewal or conversion rates given our varied customer base of enterprise and small and medium size business customers and the number of multiyear contracts. Customer renewal or conversion rates may decline or fluctuate due to a number of factors, including offering pricing, competitive offerings, customer satisfaction and reductions in customer spending levels or customer activity due to economic downturns, the adverse impact of import tariffs, inflation or other market uncertainty. If our customers do not renew their contracts when or as we expect, or if they choose to renew for fewer products or renew for shorter contract lengths or if they renew on less favorable terms, our revenues and earnings may decline, and our business may suffer. Further, we plan to end-of-life our self-hosted business as of December 31, 2026, which we expect to increase the uncertainty with our remaining term license customers going forward. This may result in a decline in revenues and cause revenues to be more difficult to predict for a period of time. We may occasionally inform customers that products or services will be reaching their end-of-life and will no longer be supported or receive updates or security patches. Failure to effectively manage this process could lead to customer dissatisfaction and contractual liabilities, which could adversely affect our business and operating results.

Our quarterly results of operations have fluctuated and may fluctuate significantly due to variability in our revenues which could adversely impact our stock price.

Our revenues and other results of operations have fluctuated from quarter to quarter in the past and could continue to fluctuate in the future. Historically, the fluctuation was partially due to the front-loaded revenue recognition nature of our business. Additionally, the Company has converted the significant majority of its customers to a SaaS delivery model that recognizes revenue ratably and not up front. However, there are still a number of term license subscriptions remaining to be converted and, as a result, we may present reduced revenues as compared to prior periods, and comparing our revenues and results of operations on a period-to-period basis may not be meaningful and should not be relied on for any particular period. Our revenues depend in part on the conversion of enterprises that have undergone risk assessments into paying customers; however, these risk assessments may not be converted at the same historical rates or at all. At the same time, the majority of our sales are typically made during the last three weeks of every quarter. We may fail to meet market expectations for that quarter if we are unable to close the number of transactions that we expect during this short period and closings are deferred to a subsequent quarter or not closed at all. The closing of a large transaction in a particular quarter may raise our revenues in that quarter and thereby make it more difficult for us to meet market expectations in subsequent quarters and our failure to close a large transaction in a particular quarter or any renewals may adversely impact our revenues in that quarter. In addition, our sales cycle from initial contact to delivery of and payment for the software license generally becomes longer and less predictable with respect to large transactions and often involves multiple meetings or consultations at a substantial cost and time commitment to us. Further, we have been focusing on the conversion of our current OPS customers to our SaaS platform and the sales cycle of such conversions can and may continue to take longer than the acquisition of new customers. Moreover, we base our current and future expense levels on our revenue forecasts and operating plans, and our expenses are relatively fixed in the short-term. Accordingly, we would likely not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues and even a relatively small decrease in revenues could disproportionately and adversely affect our financial results for that quarter.

The variability and unpredictability of these and other factors, many of which are outside of our control, could result in our failing to meet or exceed financial expectations for a given period and may cause the price of our common stock to decline substantially.

If we do not successfully optimize and manage our predominantly SaaS-based business model, or if the remaining transition away from self-hosted products fails to progress as expected, our results of operations could be negatively impacted.

As our business is now substantially SaaS-focused, our future performance depends heavily on our ability to effectively operate, scale, and continuously improve our SaaS offerings. Although customer adoption of our SaaS solutions has increased significantly, uncertainties remain regarding whether and when our remaining self-hosted customers will convert and the degree to which our SaaS offerings will continue to meet evolving customer expectations for functionality, reliability, security, and value.

This SaaS strategy continues to pose a number of risks, including the following:

- our revenues and operating margins may fluctuate more than anticipated as our business model relies increasingly on subscription revenues, which may be more sensitive to renewal rates, customer usage patterns, and macroeconomic conditions;

- the remaining self-hosted customer base may convert more slowly than projected, or certain customers may choose not to transition at all, which could reduce expected growth or require continuing investment in legacy offerings;

- customers may continue to express concerns related to long-term pricing, data access, data residency, or vendor lock-in, which could affect new subscription sales or renewal rates;

- we may be unsuccessful in maintaining or adjusting our pricing models, product tiers, or packaging strategies, or such changes may adversely affect customer adoption, demand, or earnings;

- if our customers do not renew their subscriptions, reduce usage, or delay renewal decisions, our revenues may decline and our business and operating results may suffer;

- our hosting, infrastructure, or third-party cloud costs may exceed forecasts, or our SaaS platform may not scale or operate as efficiently as anticipated, negatively affecting gross margins;

- we may incur higher than expected sales compensation expenses if the pace of remaining conversions or new SaaS sales varies from forecasted levels; and

- our sales force and customer facing teams may face ongoing challenges with selling and supporting SaaS solutions, which may lead to productivity issues, increased turnover, or the need for additional training and investment.

If we fail to effectively manage or optimize our SaaS-focused operating model, or if customer adoption, retention, or conversion does not continue at expected levels, our revenues, margins, and overall results of operations could suffer.

Our results of operations could be negatively affected by foreign currency exposures.

Our functional and reporting currency is the U.S. dollar. While the majority of our revenues and expenses are denominated in U.S. dollars, we also generate revenues and incur operating expenses in foreign currencies, primarily the Euro, British Pound, Canadian dollar, Australian dollar, Singapore dollar and New Israeli Shekel. As a result, our operating results are exposed to movements in foreign currency exchange rates.

Exchange rates between the U.S. dollar and foreign currencies have been volatile in recent years. In addition, based on our current geographic revenue mix, cost structure and expected growth profile, even if foreign exchange rates remain at or near current levels, we expect to experience foreign currency-related headwinds in future periods, which could adversely affect our reported revenues, operating margins and results of operations.

A strengthening of the U.S. dollar relative to foreign currencies may increase the local-currency cost of our software and renewals for customers outside the United States and may adversely affect demand, pricing, renewal rates and revenue growth. At the same time, a weakening of the U.S. dollar against currencies in which we incur expenses would increase the U.S. dollar equivalent of those costs, including employee compensation and other operating expenses at our non-U.S. locations, which could negatively impact operating margins and increase compensation pressure in those regions.

We use foreign currency forward contracts to hedge a portion of our exposure to foreign-currency-denominated revenues and operating expenses. These hedging activities may not fully offset the impact of current or future exchange rate movements and involve costs and risks, including cash requirements, management time and resources, external implementation costs, potential accounting impacts and the risk of losses resulting from volatility in foreign currency markets or differences between the exchange rates of the currencies being hedged. As a result, our results of operations and financial condition may be adversely affected by foreign exchange rate movements even if exchange rates remain stable.

We have been growing and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, our business and results of operations will be adversely affected.

We intend to continue to grow our business and plan to continue to hire new sales employees either for expansion or replacement of existing sales personnel. If we cannot adequately and timely hire new employees and if we fail to adequately train these new employees, including our sales force, engineers and customer support staff, our sales may not grow at the rates we project and/or our sales productivity might suffer, our customers might decide not to renew or reduce the scope of their original purchases, or our customers may lose confidence in the knowledge and capability of our employees or products. We must successfully manage our growth to achieve our objectives. Although our business has experienced significant growth in the past, we may not be able to continue to grow at the same rate, or at all.

Our ability to effectively manage any significant growth of our business will depend on a number of factors, including our ability to do the following:

- satisfy existing customers and attract new customers;

- adequately and timely recruit, train, motivate and integrate new employees, including our sales force and engineers, while retaining existing employees, maintaining the beneficial aspects of our corporate culture and effectively executing our business plan;

- successfully introduce new products and enhancements;

- effectively manage existing channel partnerships and expand to new ones;

- improve our key business applications and processes to support our business needs;

- enhance information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing customer base;

- enhance our internal controls to ensure timely and accurate reporting of all of our operations and financial results;

- protect and further develop our strategic assets, including our intellectual property rights;

- continue to capitalize on the transition to a SaaS delivery model; and

- successfully manage and integrate any future acquisitions of businesses, including without limitation, the amount and timing of expenses and potential future charges for impairment of goodwill from acquired companies.

These activities will require significant investments and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure. We may not be able to grow our business in an efficient or timely manner, or at all. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our software could suffer, which could negatively affect our brand, results of operations and overall business.

We have a limited operating history at our current scale, which makes it difficult to evaluate and predict our future prospects and may increase the risk that we will not be successful.

We have a relatively short history operating our business at its current scale. For example, we have increased the number of our employees and have expanded our operations and product offerings. This limits our ability to forecast our future operating results and subjects us to a number of uncertainties, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in new markets that may not develop as expected. Because we depend in part on the market's acceptance of our products, it is difficult to evaluate trends that may affect our business. If our assumptions regarding these trends and uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer. Moreover, although we have experienced significant growth historically, we may not continue to grow as quickly, or at all, in the future.

Our future success will depend in large part on our ability to, among other things:

- convert our remaining self-hosted customers to our SaaS delivery model;

- manage our introduction of cloud-based solutions;

- maintain and expand our business, including our customer base and operations, to support our growth, both domestically and internationally;

- develop new products and services and bring products and services in beta to market;

- renew customer agreements and sell additional products to existing customers;

- maintain high customer satisfaction and ensure quality and timely releases of our products and product enhancements;

- increase market awareness of our products and enhance our brand;

- maintain compliance with applicable governmental regulations and other legal obligations, including those related to intellectual property, international sales and taxation;

- hire, integrate, train and retain skilled talent, including members of our sales force and engineers; and

- our ability to successfully manage and integrate any acquisitions of businesses.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "Risk Factors" section, our business will be adversely affected, and our results of operations will suffer.

If we are unable to attract new customers and expand sales to existing customers, both domestically and internationally, our growth could be slower than we expect, and our business may be harmed.

Our success will depend, in part, on our ability to support new and existing customer growth and maintain customer satisfaction. Our sales and marketing teams host in-person events and engage with customers online and through other communications channels, including virtual meetings. Our sales and marketing teams may not be as successful or effective in building relationships. If we cannot provide the tools and training to our teams to efficiently do their jobs and satisfy customer demands, we may not be able to achieve anticipated revenue growth as quickly as expected.

Our future growth depends upon expanding sales of our products to existing customers and their organizations and receiving renewals. If our customers do not purchase additional products or capabilities, our revenues may grow more slowly than expected, may not grow at all or may decline. Our efforts may not result in increased sales to existing customers ("upsells") and additional revenues. If our efforts to upsell to our customers are not successful, our business would suffer.

Our future growth also depends in part upon increasing our customer base, particularly those customers with potentially high customer lifetime values. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon the effectiveness of our sales and marketing efforts, both domestically and internationally, and our ability to attract new customers. Our ability to attract new customers may be adversely affected by newly enacted laws that may prohibit certain sales and marketing activities, such as legislation passed in the State of New York, pursuant to which unsolicited telemarketing sales calls are prohibited. If we fail to attract new customers and maintain and expand those customer relationships, our revenues may be adversely affected, and our business will be harmed.

We have a history of losses, and we may not be profitable in the future.

We have incurred net losses in each year since our inception, including a net loss of $129.3 million, $95.8 million and $100.9 million in each of the years ended December 31, 2025, 2024 and 2023, respectively. Because the market for our software is rapidly evolving and has still not yet reached widespread adoption, it is difficult for us to predict our future results of operations. We expect our operating expenses to increase over the next several years as we hire additional personnel, expand and improve the effectiveness of our distribution channels, and continue to develop features and applications for our software.

If we are unable to maintain successful relationships with our channel partners, our business could be adversely affected.

We rely on channel partners, such as distribution partners and resellers, to sell the Varonis Data Security Platform. In 2024 and 2025, our channel partners fulfilled substantially all of our sales, and we expect that sales to channel partners will continue to account for substantially all of our revenues for the foreseeable future. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our channel partners.

Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers the products of several different companies. If our channel partners do not effectively market and sell our software, choose to use greater efforts to market and sell their own products or those of others, or fail to meet the needs of our customers, our ability to grow our business, sell our software and maintain our reputation may be adversely affected. Our contracts with our channel partners generally allow them to terminate their agreements for any reason upon 30 days' notice. A termination of the agreement has no effect on orders already placed. The loss of a substantial number of our channel partners, our possible inability to replace them, or the failure to recruit additional channel partners could materially and adversely affect our results of operations. If we are unable to maintain our relationships with these channel partners, our business, results of operations, financial condition or cash flows could be adversely affected.

Finally, even if we are successful, our relationships with channel partners may not result in greater customer usage of our products or increased revenue.

Our long-term growth depends, in part, on being able to continue to expand internationally on a profitable basis, which subjects us to risks associated with conducting international operations.

Historically, we have generated the majority of our revenues from customers in the United States. For the years ended December 31, 2025 and 2024, approximately 71% and 73%, respectively, of our total revenues were derived from sales in the United States. Nevertheless, we have operations across the globe, and we plan to continue to expand our international operations as part of our long-term growth strategy. The further expansion of our international operations will subject us to a variety of risks and challenges, including:

- sales and customer service challenges associated with operating in different countries;

- increased management travel, infrastructure and legal compliance costs associated with having multiple international operations;

- difficulties in receiving payments from different geographies, including difficulties associated with currency fluctuations, payment cycles, transfer of funds or collecting accounts receivable, especially in emerging markets;

- variations in economic or political conditions between each country or region;

- economic uncertainty around the world and adverse effects arising from economic interdependencies across countries and regions;

- uncertainty around a potential reverse or renegotiation of international trade agreements and partnerships;

- compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;

- ability to hire, retain and train local employees and the ability to comply with foreign labor laws and local labor requirements, such as representations by an internal labor committee in France which is affiliated with an external trade union and the applicability of collective bargaining arrangements at the national level in certain European countries;

- compliance with laws and regulations for foreign operations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the ''FCPA''), the U.K. Bribery Act of 2010 (the ''UK Bribery Act''), import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our software in certain foreign markets, and the risks and costs of non-compliance;

- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of financial statements and irregularities in financial statements;

- reduced protection for intellectual property rights in certain countries and practical difficulties and costs of enforcing rights abroad; and

- compliance with the laws of numerous foreign taxing jurisdictions and overlapping of different tax regimes and digital tax imposed on our operations in foreign taxing jurisdictions.

Any of these risks could adversely affect our international operations, reduce our revenues from outside the United States or increase our operating costs, adversely affecting our business, results of operations and financial condition and growth prospects. There can be no assurance that all of our employees, independent contractors and channel partners will comply with the formal policies we have and will implement, or applicable laws and regulations. Violations of laws or key control policies by our employees, independent contractors and channel partners could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our software and services and could have a material adverse effect on our business and results of operations.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

We incorporate certain encryption technology into certain of our products and, as a result, are required to comply with U.S. export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce's Bureau of Industry and Security ("BIS"). We are also subject to Israeli export control laws on encryption technology. These export control laws and regulations prohibit, restrict, or regulate our ability to, directly or indirectly, export, re-export, or transfer certain products to certain countries and territories, entities, and individuals for certain end uses. If the applicable U.S. or Israeli legal requirements regarding the export of encryption technology were to change or if we change the encryption means in our products, we may (i) be unable to export our products, (ii) need to apply for new licenses or (iii) be unable to rely on certain license exceptions. Furthermore, various other countries regulate the import of certain encryption technology, including import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries.

We are also subject to U.S. and Israeli economic sanctions laws, which prohibit the shipment of certain products to embargoed or sanctioned countries, sanctioned governments and sanctioned persons. Like with export controls, we take precautions to prevent our products from being provided in violation of these laws, including requiring our business partners to commit to compliance through contractual undertakings. However, if our business partners were to provide our products to certain countries, governments, or sanctioned persons in violation of these laws, such provision could have negative consequences, including government investigations, penalties and reputational harm.

Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the FCPA, the UK Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental customers in countries known to experience corruption, particularly certain emerging countries in Eastern Europe, South and Central America, East Asia, Africa and the Middle East. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, channel partners or sales agents that could be in violation of various anti-corruption laws, even though these parties may not be under our control. While we have implemented safeguards to prevent these practices by our employees, consultants, channel partners and sales agents, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, channel partners or sales agents may engage in conduct for which we might be held responsible. Violations of the FCPA or other anti-corruption laws may result in severe criminal or civil sanctions, including suspension or debarment from government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Acquisitions could disrupt our business and adversely affect our results of operations, financial condition and cash flows.

As we continue to pursue business opportunities, we may make acquisitions that could be material to our business, results of operations, financial condition and cash flows. Acquisitions involve many risks, including the following:

- an acquisition may negatively affect our results of operations, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, including potential write-downs of deferred revenues, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;

- we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

- challenges inherent in effectively managing an increased number of employees in diverse locations;

- the potential strain on our financial and managerial controls and reporting systems and procedures;

- potential known and unknown liabilities or deficiencies associated with an acquired company that were not identified in advance;

- our use of cash to pay for acquisitions would limit other potential uses for our cash and affect our liquidity;

- if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;

- the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

- to the extent that we issue a significant amount of equity or convertible debt securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

- managing the varying intellectual property protection strategies and other activities of an acquired company.

We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. Our ability as an organization to successfully acquire and integrate technologies or businesses is limited. The inability to successfully integrate the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are exposed to collection and credit risks, which could impact our operating results.

Our trade receivables are subject to collection and credit risks. These agreements may include purchase commitments for multiple years of SaaS and term license subscriptions, which may be invoiced over multiple reporting periods increasing these risks. For example, our operating results may be impacted by significant bankruptcies among customers and resellers, which could negatively impact our revenues and cash flows. Although we have processes in place that are designed to monitor and mitigate these risks, we cannot guarantee these programs will be effective. If we are unable to adequately control these risks, our business, operating results and financial condition could be harmed.

Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation may adversely affect our business.

We believe that enhancing the ''Varonis'' brand identity and maintaining our reputation in the IT industry is critical to our relationships with our customers and to our ability to attract new customers. Our brand recognition and reputation are dependent upon:

- our ability to continue to offer high quality, innovative and error- and bug-free products;

- our ability to maintain customer satisfaction with our products;

- our ability to be responsive to customer concerns and provide high quality customer support, training and professional services;

- our marketing efforts;

- any misuse or perceived misuse of our products;

- positive or negative publicity;

- our ability to prevent or quickly react to any cyberattack on our IT systems or security breach of or related to our software;

- interruptions, delays or attacks on our website; and

- litigation or regulatory-related developments.

We may not be able to successfully promote our brand or maintain our reputation. In addition, independent industry analysts often provide reviews of our products, as well as other products available in the market, and perception of our product in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive than reviews about other products available in the market, our brand may be adversely affected. Furthermore, negative publicity relating to events or activities attributed to us, our employees, our channel partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. If we do not successfully enhance our brand and maintain our reputation, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands, and we could lose customers or renewals, all of which would adversely affect our business, operations and financial results. Moreover, damage to our reputation and loss of brand equity may reduce demand for our products and have an adverse effect on our business, results of operations and financial condition. Any attempts to rebuild our reputation and restore the value of our brand may be costly and time consuming, and such efforts may not ultimately be successful.

Moreover, it may be difficult to enhance our brand and maintain our reputation in connection with sales to channel partners. Promoting our brand requires us to make significant expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets and geographies and as more sales are generated to our channel partners. To the extent that these activities yield increased revenues, these revenues may not offset the increased expenses we incur.

Our success depends in part on maintaining, converting to SaaS and increasing our sales to customers in the public sector.

We derive a portion of our revenues from contracts with federal, state, local and foreign governments and government-owned or -controlled entities (such as public health care bodies, educational institutions and utilities), which we refer to as the public sector herein. We believe that part of the success and growth of our business will continue to depend on our successful procurement of public sector contracts. Selling to public sector entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that our efforts will produce any sales. Government demand and payment for our products and services may be impacted by public sector budgetary cycles, or lack of, and funding authorizations, including in connection with an extended government shutdown, with funding reductions or delays adversely affecting public sector demand for our products and services. Factors that could impede our ability to maintain or increase the amount of revenues derived from public sector contracts include:

- changes in public sector fiscal or contracting policies;

- decreases or elimination of available public sector funding;

- non-compliance with or an inability to attain the proper certification to conduct business in the public sector;

- changes in public sector programs or applicable requirements;

- the adoption of new laws or regulations or changes to existing laws or regulations;

- potential delays or changes in the public sector appropriations or other funding authorization processes;

- the requirement of contractual terms that are unfavorable to us, such as most-favored-nation pricing provisions; and

- delays in the payment of our invoices by public sector payment offices.

In addition, we must comply with laws and regulations relating to public sector contracting, which affect how we and our channel partners do business in both the United States and abroad. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, and temporary suspension or permanent debarment from public sector contracting. Moreover, governments may investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products, which would adversely impact our revenue and results of operations, or institute fines or civil or criminal liability if the audit uncovers improper or illegal activities.

Furthermore, on January 20, 2025, President Donald J. Trump announced an executive order establishing the "Department of Government Efficiency" to maximize government efficiency and productivity. Pressures on and uncertainty surrounding the U.S. federal government's budget and potential changes in budgetary priorities, could adversely affect the funding for individual programs and delay purchasing decisions by our customers.

The occurrence of any of the foregoing could cause public sector customers to delay or refrain from purchasing licenses of our software in the future or otherwise have an adverse effect on our business, operations and financial results.

Risks Related to Human Capital

Talent acquisition and retention challenges could adversely affect our growth and operational performance.

Our ability to sustain growth and execute our strategy depends heavily on attracting, retaining and scaling a highly productive workforce, particularly in sales, marketing and research and development. As we continue to expand our platform, the complexity of our sales process has increased, requiring a more consultative and technically skilled sales force. This shift has introduced new challenges in hiring and onboarding qualified personnel, especially in competitive markets. We face intense competition for top talent, particularly in regions like Israel where we maintain a significant research and development presence. Recruiting individuals with the right expertise, whether for new geographies, specialized sales roles, or advanced research and development positions is increasingly difficult. Remote hiring and training, high attrition rates and the time required to ramp new hires (which can take up to 12 months for sales personnel to operate at a level that meets our expectations) further complicate our ability to scale effectively. Our growth also depends on retaining key employees and preserving our corporate culture. Any inability to attract or retain skilled personnel, including key managers, could hinder our ability to innovate, deliver new products and compete effectively. Additionally, equity compensation is a critical component of our talent strategy. A decline in our stock price or changes to our equity programs could reduce the attractiveness of our compensation packages, making it harder to recruit and retain top talent. If we fail to maintain or improve the productivity of our teams, or if we are unable to hire and integrate new personnel efficiently, our ability to meet growth targets, expand into new markets and serve our customers effectively could be materially impacted.

We are dependent on the continued services and performance of our co-founder, Chief Executive Officer and President, the loss of whom could adversely affect our business.

Much of our future performance depends on the continued services and continuing contributions of our co-founder, Chief Executive Officer and President, Yakov Faitelson, to successfully manage our company, to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of Mr. Faitelson's services could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

Risks Related to our Technology, Products, Services and Intellectual Property

Our failure to continually enhance and improve our technology could adversely affect sales of our products.

The market is characterized by the exponential growth in enterprise data, rapid technological advances, changes in customer requirements, including customer requirements driven by changes to legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools, computer language technology and various regulations. Moreover, the technology in our products is especially complex because it needs to effectively identify and respond to a user's data retention, security and governance needs, while minimizing the impact on database and file system performance. Our products must also successfully interoperate with products from other vendors.

While we extend our technological capabilities though innovation and strategic transactions, including our recently announced MDDR, DAM, email security and cloud-based solutions, we cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to extend our technological expertise and develop new products or expand the functionality of our current products in a timely manner or at all. Even if we are able to anticipate, develop and introduce new products and expand the functionality of our current products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

Our product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

- failure to accurately predict market demand in terms of product functionality and to supply products that meet this demand in a timely fashion;

- inability to interoperate effectively with the database technologies and file systems of prospective customers;

- defects, errors or failures;

- negative publicity or customer complaints about performance or effectiveness; and

- poor business conditions, causing customers to delay IT purchases.

If we fail to anticipate market requirements or stay abreast of technological changes, we may be unable to successfully introduce new products, expand the functionality of our current products or convince our customers and potential customers of the value of our solutions in light of new technologies. In addition, it is possible that our product innovations, including our recently announced MDDR, DAM, email security and cloud-based solutions, may not provide satisfactory results to our customers. Accordingly, our business, results of operations and financial condition could be materially and adversely affected.

If our technical support, customer success or professional services are not satisfactory to our customers, they may not renew their agreements or not buy additional products in the future, which could adversely affect our future results of operations.

Our business relies on our customers' satisfaction with the technical support, customer success and professional services we provide to support our products. Our customers have no obligation to renew their agreements with us after the initial terms have expired. Our customers have an option to renew their agreements and, for us to maintain and improve our results of operations, it is important that our existing customers renew their agreements, if applicable, when the existing contract term expires. For example, our renewal rate for the years ended December 31, 2025, 2024 and 2023 continued to be over 90%.

If we fail to provide technical support services that are responsive, satisfy our customers' expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew contracts and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support, customer success or professional services could lead our customers not to renew their agreements with us or renew on terms less favorable to us, and therefore have a material and adverse effect on our business and results of operations.

Interruptions or performance problems, including associated with our website or support website or any caused by cyberattacks, may adversely affect our business.

Our continued growth depends in part on the ability of our existing and potential customers to quickly access our website and support website. Access to our support website is also imperative to our daily operations and interaction with customers, as it allows customers to download our software, fixes and patches, as well as open and respond to support tickets and register license keys for evaluation or production purposes. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including technical failures, cyberattacks, natural disasters, infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously and denial of service or fraud. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. System failures or outages, including any potential disruptions due to a period of increased global demand on certain cloud-based systems or disruptions of our cloud-based solutions, could compromise our or our customer's ability to perform day-to-day operations in a timely manner, which could negatively impact our business or delay our financial reporting. It may become increasingly difficult to maintain and improve the performance of our websites, especially during peak usage times and as our software becomes more complex and our user traffic increases. If our websites are unavailable or if our users are unable to download our software, patches or fixes within a reasonable amount of time or at all, we may suffer reputational harm and our business would be negatively affected.

If our software is perceived as not being secure, customers may reduce the use of or stop using our software, and we may incur significant liabilities.

Our software involves the transmission of data between data stores, and between data stores and desktop and mobile computers, and will increasingly involve the storage of data. We have a legal and contractual obligation to protect the confidentiality and appropriate use of customer data. Any security breaches with respect to such data could result in the loss of this information, litigation, indemnity obligations and other liabilities. The security of our products and accompanied services is important in our customers' decisions to purchase or use our products or services. Security threats are a significant challenge to companies like us whose business is providing technology products and services to others. While we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through our customer support services or customer usage of our products, we have no direct control over the substance of the content. Security measures might be breached as a result of third-party action, employee error, malfeasance or otherwise. We also incorporate open source software and other third-party software into our products. There may be vulnerabilities in open source software and third-party software that may make our products likely to be harmed by cyberattacks. Moreover, our products operate in conjunction with and are dependent on products and components across a broad ecosystem of third parties. If there is a security vulnerability in one of these components, and if there is a security exploit targeting it, such security vulnerability may adversely impact our product vulnerability and we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

The limitations of liability in our contracts may not be enforceable or adequate or otherwise protect us from any such liabilities or damages with respect to any particular claim. While we maintain insurance coverage for some of the above events, the potential liabilities associated with these security breach events could exceed the insurance coverage we maintain.

We incorporate machine learning and AI solutions into parts of our platform, offerings, services and features, and these applications may become more important in our operations over time. AI technologies, including generative AI, are complex and rapidly evolving, and we face competition from other companies as well as an evolving regulatory landscape. Several jurisdictions around the globe, including Europe and the United States, have already proposed or enacted laws governing AI, and we may need to commit significant resources to maintain business practices that comply with the evolving regulatory landscape. Our competitors or other third parties may incorporate AI into their products more quickly and successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

Any or all of these issues could tarnish our reputation, negatively impact our ability to attract new customers or sell additional products to our existing customers, cause existing customers to elect not to renew their agreements or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby adversely affecting our results of operations.

Our use of open source software could negatively affect our ability to sell our software and subject us to possible litigation.

We use open source software and expect to continue to use open source software in the future. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Some open source software may include generative AI software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools, has not been fully interpreted by U.S. courts or been fully addressed by federal or state regulation. Finally, while we implement policies and procedures, we cannot provide assurance that we have incorporated open source software into our own software in a manner that conforms with our current policies and procedures and we cannot assure that all open source software is reviewed prior to use in our solution, that our programmers have not incorporated open source software into our solution, or that they will not do so in the future.

In addition, our solution may incorporate third-party software under commercial licenses. We cannot be certain whether such third-party software incorporates open source software without our knowledge. In the past, companies that incorporate open source software into their products have faced claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. Therefore, we could be subject to suits by parties claiming noncompliance with open source licensing terms or infringement or misappropriation of proprietary software. Because few courts have interpreted open source licenses, the manner in which these licenses may be interpreted and enforced is subject to some uncertainty. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solution. As a result of using open source software subject to such licenses, we could be required to release proprietary source code, pay damages, re-engineer our solution, limit or discontinue sales or take other remedial action, any of which could adversely affect our business.

False detection of security breaches, false identification of malicious sources or misidentification of sensitive or regulated information could adversely affect our business.

Our cybersecurity products may falsely detect threats that do not actually exist. For example, our DatAlert product may enrich metadata collected by our products with information from external sources and third-party data providers. If the information from these data providers is inaccurate, the potential for false positives increases. These false positives, while typical in the industry, may affect the perceived reliability of our products and solutions and may therefore adversely impact market acceptance of our products. As definitions and instantiations of personal identifiers and other sensitive content change, automated classification technologies may falsely identify or fail to identify data as sensitive. If our products and solutions fail to detect exposures or restrict access to important systems, files or applications based on falsely identifying legitimate use as an attack or otherwise unauthorized, then our customers' businesses could be adversely affected. Any such false identification of use and subsequent restriction could result in negative publicity, loss of customers and sales, increased costs to remedy any problem and costly litigation.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business.

The success of our business and competitive position depends on our ability to obtain, protect and enforce our trade secrets, trademarks, copyrights, patents and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyrights and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection and may not now or in the future provide us with a competitive advantage.

As of December 31, 2025, we have 116 issued patents in the United States and 63 pending U.S. patent applications. We also had 95 patents issued and 79 applications pending for examination in non-U.S. jurisdictions, and 31 pending PCT patent applications, all of which are counterparts of our U.S. patent applications. We may file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner all the way through to the successful issuance of a patent. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. Our policy is to require our employees (and our consultants and service providers that develop intellectual property included in our products) to execute written agreements in which they assign to us their rights in potential inventions and other intellectual property created within the scope of their employment (or, with respect to consultants and service providers, their engagement to develop such intellectual property). However, we may not be able to adequately protect our rights in every such agreement or execute an agreement with every such party. Finally, in order to benefit from patent and other intellectual property protection, we must monitor, detect and pursue infringement claims in certain circumstances in relevant jurisdictions, all of which is costly and time-consuming. As a result, we may not be able to obtain adequate protection or to enforce our issued patents or other intellectual property effectively.

In addition to patented technology, we rely on our unpatented proprietary technology and trade secrets. Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, service providers, vendors, channel partners and customers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot provide assurance that the steps taken by us will prevent misappropriation of our trade secrets or technology or infringement of our intellectual property. In addition, the laws of some foreign countries where we operate do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

We have registered the ''Varonis'' name and logo and ''DatAdvantage,'' ''DataPrivilege,'' ''DatAlert,'' and other names in the United States and, as related to some of these names, certain other countries. However, we cannot provide assurance that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our solution, technologies or intellectual property rights. If we are unable to protect our intellectual property rights and ensure that we are not violating the intellectual property rights of others, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm our business and operating results.

The industries in which we operate, such as data security, cybersecurity, compliance, data retention and data governance are characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. From time to time, third parties have asserted and may assert their patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Successful claims of infringement or misappropriation by a third-party could prevent us from distributing certain products, performing certain services or could require us to pay substantial damages (including, for example, treble damages if we are found to have willfully infringed patents and increased statutory damages if we are found to have willfully infringed copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others or to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable, and the failure to obtain a license or the costs associated with any license could cause our business, results of operations or financial condition to be materially and adversely affected. In some cases, we indemnify our channel partners and customers against claims that our products infringe the intellectual property of third parties. Defending against claims of infringement or being deemed to be infringing the intellectual property rights of others could impair our ability to innovate, develop, distribute and sell our current and planned products and services.

Risks Related to our Tax Regime

Our tax rate may vary significantly depending on our stock price.

The tax effects of the accounting for stock-based compensation may significantly impact our effective tax rate from period to period. In periods in which our stock price is higher than the grant price of the stock-based compensation vesting in that period, we will recognize excess tax benefits that will decrease our effective tax rate, while in periods in which our stock price is lower than the grant price of the stock-based compensation vesting in that period, our effective tax rate may increase. The amount and value of stock-based compensation issued relative to our earnings in a particular period will also affect the magnitude of the impact of stock-based compensation on our effective tax rate. These tax effects are dependent on our stock price, which we do not control, and a decline in our stock price could significantly increase our effective tax rate and adversely affect our financial results.

Multiple factors may adversely affect our ability to fully utilize our net operating loss carryforwards.

A U.S. corporation's ability to utilize its federal and state net operating loss (''NOL'') and tax credit carryforwards to offset its taxable income is limited under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the ''Code''), if the corporation undergoes an ownership change (within the meaning of Code Section 382).

As of December 31, 2025, we have accumulated $211.5 million of federal NOL, $182.0 million of state NOL and $10.5 million of federal research credit carryforwards since inception. Future changes in our stock ownership, including future offerings, as well as changes that may be outside of our control, could result in a subsequent ownership change under Section 382, that would impose an annual limitation on NOLs. In addition, the cash tax benefit from our NOLs is dependent upon our ability to generate sufficient taxable income. Accordingly, we may be unable to earn enough taxable income in order to fully utilize our current NOLs.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

We are subject to income taxation in the United States, Israel and numerous other jurisdictions. Determining our provision for income taxes requires significant management judgment. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure including a review of our intellectual property ("IP") structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. Significant judgment is required to determine the recognition and measurement attributes prescribed in Accounting Standards Codification 740-10-25 ("ASC 740-10-25"). ASC 740-10-25 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes. Our income in certain countries is subject to reduced tax rates provided we meet certain criteria. Failure to meet these commitments could adversely impact our provision for income taxes.

We are also subject to the regular examination of our income tax returns by the U.S. Internal Revenue Services and other tax authorities in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing, IP structure or other matters and assess additional taxes. While we believe that we are currently in material compliance with our obligations under applicable taxing regimes, and regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes from these regular examinations will not have a material adverse effect on our results of operations and cash flows. Further, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

The adoption of the U.S. tax reform and the enactment of additional legislation changes could materially impact our financial position and results of operations.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted. Included in the OBBBA are provisions that allow for the immediate expensing of U.S. research and development expenses and certain capital expenditures, as well as changes to the U.S. taxation of profits derived from foreign operations. While we continue to evaluate the impact of these legislative changes as additional guidance becomes available, uncertainty remains regarding the timing and interpretation by tax authorities in affected jurisdictions. These legislative changes could have an adverse impact on our future effective tax rate, tax liabilities and cash paid for income taxes.

On December 22, 2017, the Tax Cuts and Jobs Act (the "TCJA") was enacted. The TCJA remains unclear in some respects and has been, and may continue to be, subject to amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which could lessen or increase certain adverse impacts of TCJA. Effective in July 2025, the TCJA, as revised by the OBBBA, requires all U.S. companies to capitalize and subsequently amortize research and development expenses that fall within the scope of Section 174 over fifteen years for research and development activities conducted outside of the U.S. As of the fourth quarter of 2025, we have accounted for an estimate of the effects of the research and development capitalization, based on interpretation of the law as currently enacted. Once our available NOLs or tax credits are fully utilized, then, due to the capitalization of research and development expenses for those activities conducted outside of the U.S., we would incur a significant increase in our tax expenses and a decrease in our cash flows provided by operations.

The Organization for Economic Cooperation and Development ("OECD") introduced the base erosion and profit shifting project which sets out a plan to address international taxation principles in a globalized, digitized business world (the "BEPS Plan"). As a result, changes have been and continue to be made to numerous international tax principles and local tax regimes. Due to the expansion of our international business activities, those modifications may increase our worldwide effective tax rate, create tax and compliance obligations in jurisdictions in which we previously had none and adversely affect our financial position.

Risks Related to the 2029 Notes

We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our borrowing costs, and we may still incur substantially more debt, which may adversely affect our operations and financial results.

In September 2024, we issued the 2029 Notes. As of December 31, 2025, we have $460.0 million outstanding aggregate principal amount of the 2029 Notes. Our indebtedness may limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes, limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes, require us to use a substantial portion of our cash flow from operations to make debt service payments, limit our flexibility to plan for, or react to, changes in our business and industry, place us at a competitive disadvantage compared to our less leveraged competitors and increase our vulnerability to the impact of adverse economic and industry conditions.

Our debt obligations may adversely affect our ability to raise additional capital and will be a burden on our future cash resources, particularly if we elect to settle these obligations in cash upon conversion or upon maturity or required repurchase.

Our ability to meet our payment obligations under the 2029 Notes depends on our future cash flow performance. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that may be beyond our control. There can be no assurance that our business will generate positive cash flow from operations, or that additional capital will be available to us, in an amount sufficient to enable us to meet our debt payment obligations and to fund other liquidity needs. If we are unable to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. As a result, we may be more vulnerable to economic downturns, less able to withstand competitive pressures and less flexible in responding to changing business and economic conditions.

We may issue additional shares of our common stock in connection with conversions of the 2029 Notes, and thereby dilute our existing stockholders and potentially adversely affect the market price of our common stock.

In the event that the remaining 2029 Notes are converted and we elect to deliver shares of common stock, the ownership interests of existing stockholders will be diluted, and any sales in the public market of any shares of our common stock issuable upon such conversion could adversely affect the prevailing market price of our common stock. In addition, the anticipated conversion of the 2029 Notes could depress the market price of our common stock.

The fundamental change provisions of the 2029 Notes may delay or prevent an otherwise beneficial takeover attempt of us.

If the Company undergoes a "fundamental change," subject to certain conditions, holders may require the Company to repurchase for cash all or part of their 2029 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2029 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, if such fundamental change also constitutes a "make-whole fundamental change," the conversion rate for the 2029 Notes may be increased upon conversion of the 2029 Notes in connection with such "make-whole fundamental change." Any increase in the conversion rate will be determined based on the date on which the "make-whole fundamental change" occurs or becomes effective and the price paid (or deemed paid) per share of our common stock in such transaction. Any such increase will be dilutive to our existing stockholders. Our obligation to repurchase the 2029 Notes or increase the conversion rate upon the occurrence of a make-whole fundamental change may, in certain circumstances, delay or prevent a takeover of us that might otherwise be beneficial to our stockholders.

The Capped Call Transactions may affect the value of the 2029 Notes and our common stock.

In connection with the issuance of the 2029 Notes, we entered into Capped Call Transactions with certain financial institutions. The Capped Call Transactions are expected generally to reduce or offset the potential dilution upon conversion of the 2029 Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2029 Notes, as the case may be, with such reduction and/or offset subject to a cap, subject to certain adjustments under the terms of the Capped Call Transactions.

From time to time, certain financial institutions (with which we entered into the Capped Call Transactions) or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the 2029 Notes. This activity could also cause or avoid an increase or a decrease in the market price of our common stock.

The potential effect, if any, of these transactions and activities on the price of our common stock or Notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock.

We are subject to counterparty risk with respect to the Capped Call Transactions.

All or some of the financial institutions (which are counterparties to the capped call transactions) might default under the Capped Call Transactions. Our exposure to the credit risk of the counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under the capped call transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurance as to the financial stability or viability of the option counterparties.

Risks Related to our International Operations

We face risks associated with operating in international markets that may limit our ability to develop and sell our products, which could result in a decrease of our revenues.

We operate on a global basis and political, social, economic and security conditions in countries in which we operate may limit our ability to develop and sell our products. Specifically, we have operations and do business in Israel, the United Kingdom, France, Brazil and Ukraine. Continued political and social instability and war in these regions, and any other areas in the world where we have operations, may affect our business and operations in those and other neighboring regions.

In March 2022, in response to the war between Russia and Ukraine, a number of countries, including the United States, imposed sanctions and export controls on Russia, which in turn imposed counter-sanctions in response. While sales in Russia represented a very small percentage of our overall business, and while our operations in Russia and Ukraine have historically been a small portion of our overall workforce, the conflict is complex and evolving and subjects us to additional regulatory risk and compliance costs. As of December 31, 2025, we do not have any employees or contractors in Russia. We have no way to predict the progress or outcome of the situation, including any impact on the rest of the world, as the conflict and government reactions are rapidly developing.

Our principal research and development facility, which also houses a portion of our support and general and administrative teams, is located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of terror activities and other hostilities, and a number of state and non-state actors have publicly committed to its destruction. In addition, Israel is currently in a war and recently experienced social unrest in connection with the judiciary reform bill. Security, political and economic conditions in Israel could directly affect our operations. We could be adversely affected by hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future armed conflicts, terrorist activities, tension along the Israeli borders or with other countries in the region, including Lebanon, Syria, Iran or Yemen, or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations.

Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli companies, companies with large Israeli operations and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel, Israeli businesses or Israeli citizens could, individually or in the aggregate, have a material adverse effect on our business in the future.

Some of our employees in Israel are obligated to perform routine military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they have been and may in the future be called to active reserve duty at any time under emergency circumstances for extended periods of time. Currently, due to the war in Israel that began on October 7, 2023, a portion of our employees have been called to active reserve duty and additional employees may be called in the future, if needed. It is possible that our operations could be disrupted if this continues for a significant period of time or if the situation further deteriorates, including, among other things, an expansion of the war to other countries, damage to critical infrastructure and general unrest, which could harm our business.

Our insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of direct damages that were caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The tax benefits available to our Israeli subsidiary terminated in 2020 and we expect our Israeli subsidiary to become subject to an increase in taxes.

Our Israeli subsidiary has benefited from a status of a "Beneficiary Enterprise" under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, since its incorporation. As of December 31, 2025, the tax benefit that we have been utilizing for our Israeli subsidiary terminated. A tax rate of 16% should be paid by our Israeli subsidiary per such eligible income under the terms of the Investment Law, subject to meeting various conditions. To the extent we do not meet these conditions, our Israeli operations will be subject to a corporate tax at the standard rate of 23%. If the Israeli subsidiary is subject to a corporate tax at the standard rate, it may adversely affect our tax expenses and effective tax rates. Additionally, if our Israeli subsidiary increases its activities outside of Israel, for example, through acquisitions, these activities may not be eligible for inclusion in Israeli tax benefit programs. The tax benefit derived from the Investment Law is dependent upon the ability to generate sufficient taxable income. Accordingly, our Israeli subsidiary may be unable to earn enough taxable income in order to fully utilize its tax benefits.

Risks Related to the Ownership of our Common Stock

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock into the public market, or the perception that these sales might occur, for whatever reason, including as a result of the conversion of the outstanding Notes or future public equity offerings, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

As of December 31, 2025, we have options, restricted stock units ("RSUs") and performance stock units ("PSUs") outstanding that, if fully vested and exercised, would result in the issuance of approximately 8.6 million shares of our common stock. All of the shares of our common stock issuable upon exercise of options and vesting of RSUs and PSUs have been registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements.

Our stock price has been and will likely continue to be volatile.

The market price for our common stock has been, and is likely to continue to be, volatile for the foreseeable future, and is subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors, as well as the volatility of our common stock, could affect the price at which our convertible noteholders could sell the common stock received upon conversion of the 2029 Notes and could also impact the trading price of the 2029 Notes. The market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot predict or control, including the factors listed below and other factors described in this "Risk Factors" section:

- actual or anticipated fluctuations in our results or those of other companies in our industry;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- ratings changes by any securities analysts who follow our company;

- announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or other companies in our industry;

- new announcements that affect investor perception of our industry, including reports related to the discovery of significant cyberattacks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- price and volume fluctuations in certain categories of companies or the overall stock market, including as a result of trends in the global economy;

- the trading volume of our common stock;

- volatility with respect to the Company's results of operation while we seek to convert the remaining term license subscription customers to our SaaS platform;

- changes in accounting principles;

- sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

- additions or departures of any of our key personnel;

- lawsuits threatened or filed against us;

- short sales, hedging and other derivative transactions involving our capital stock;

- general economic conditions in the United States and abroad, including inflationary pressures and higher interest rates;

- changing legal or regulatory developments in the United States and other countries;

- conversion of the 2029 Notes; and

- other events or factors, including those resulting from war, incidents of terrorism, pandemics, natural disasters or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. A significant decline in our stock price has and could in the future subject us to securities class action litigation, such as the purported class action litigation filed against us and certain of our executive officers in January 2026, as more fully described in Note 2N, ''Contractual Purchase Obligations and Contingent Liabilities '' of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. Such securities litigation, and any potential securities litigation in the future, could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows and may cause a significant increase in the premium paid for our directors and officers insurance.

We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.

We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our financial condition, results of operations, capital requirements, share repurchases, general business conditions and other factors that our board of directors may deem relevant. Until such time that we pay a dividend, stockholders, including holders of our Notes who receive shares of our common stock upon conversion of the 2029 Notes, must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law and provisions in the indentures for our Notes could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management, thereby depressing the trading price of our common stock and Notes.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay, discourage or prevent an acquisition of us or a change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. These provisions include:

- authorizing "blank check" preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock, which would increase the number of outstanding shares and could thwart a takeover attempt;

- a classified board of directors whose members can only be dismissed for cause;

- the prohibition on actions by written consent of our stockholders;

- the limitation on who may call a special meeting of stockholders;

- the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings; and

- the requirement of at least 75% of the outstanding capital stock to amend any of the foregoing second through fifth provisions.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us, unless the merger or combination is approved in a prescribed manner. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

In addition, if a "fundamental change" occurs prior to the maturity date of the 2029 Notes, holders of the 2029 Notes will have the right, at their option, to require us to repurchase all or a portion of their Convertible Notes. If a "make-whole fundamental change" (as defined in the Indentures) occurs prior the maturity date, we will in some cases be required to increase the conversion rate of the 2029 Notes for a holder that elects to convert its Notes in connection with such "make-whole fundamental change." These features of the 2029 Notes may make a potential acquisition more expensive for a potential acquiror, which may in turn make it less likely for a potential acquiror to offer to purchase our company, or reduce the amount of consideration offered for each share of our common stock in a potential acquisition. Furthermore, the Indentures prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the 2029 Notes.

General Risks Factors

Real or perceived errors, failures or bugs in our software could adversely affect our growth prospects.

Because our software uses complex technology, undetected errors, failures or bugs may occur. Our software is often installed and used in a variety of computing environments with different operating system management software, and equipment and networking configurations, which may cause errors or failures of our software or other aspects of the computing environment into which it is deployed. In addition, deployment of our software into computing environments may expose undetected errors, compatibility issues, failures or bugs in our software. Despite testing by us, errors, failures or bugs may not be found in our software until it is released to our customers. Moreover, our customers could incorrectly implement or inadvertently misuse our software, which could result in customer dissatisfaction and adversely impact the perceived utility of our products as well as our brand. Any of these real or perceived errors, compatibility issues, failures or bugs in our software could result in negative publicity, reputational harm, loss of or delay in market acceptance of our software, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions or delays in the use of our solutions, which could cause us to lose existing or potential customers and could adversely affect our operating results and growth prospects.

We may require additional capital to support our business growth, and this capital might not be available on acceptable terms, or at all.

We continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our software, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financing to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

Our business is subject to the risks of fire, power outages, floods, earthquakes, pandemics and other catastrophic events, and to interruption by manmade problems such as terrorism and war.

A significant natural disaster, such as a fire, flood or an earthquake, an outbreak of a pandemic disease or a significant power outage could have a material adverse impact on our business, results of operations and financial condition. In the event our customers' IT systems or our channel partners' selling or distribution abilities are hindered by any of these events, we may miss financial targets, such as revenues and sales targets, for a particular quarter. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenue, customers in that region may delay or forego purchases of our products, which may materially and adversely impact our results of operations for a particular period. In addition, acts of terrorism or war could cause disruptions in our business or the business of channel partners, customers or the economy as a whole. Given our typical concentration of sales at each quarter end, any disruption in the business of our channel partners or customers that impacts sales at the end of our quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be augmented if the disaster recovery plans for us and our channel partners prove to be inadequate. To the extent that any of the above results in delays or cancellations of customer orders, or the delay in the development, deployment or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Changes in financial accounting standards may adversely impact our reported results of operations.

New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our operating results or the way we conduct our business.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts or their expectations regarding our performance on a quarterly or annual basis. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If we fail to meet one or more of these analysts' published expectations regarding our performance on a quarterly basis, our stock price or trading volume could decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We are obligated to develop and maintain proper and effective internal control over financial reporting. These internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We are required, pursuant to Section 404 of the Sarbanes–Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock.

Item 1B.   Unresolved Staff Comments

We do not have any unresolved comments from the SEC staff.

Item 1C.   Cybersecurity

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, customer's data, sensitive financial information and personal identifiable information ("Information Systems and Data").

The Chief Information Security Officer ("CISO") and the information security team that reports to the CISO help identify, assess and manage our cybersecurity and privacy threats and risks, including through the use of our external and internal risk assessments. The CISO and the information security team identify and assess risks from cybersecurity threats by monitoring and evaluating our networks, data and our risk profile using various methods including, among other things, manual tools, automated tools, analyzing reports of threats and actors, conducting scans of the computer networks, internal and/or external audits (including compliance audits with respect to FedRamp, ISO (27001, 27017, 27018, and 27701), SOC 2, PCI DSS, HDS and HIPAA for our corporate and cloud based software solutions), conducting assessments for potential internal and external threats, third-party-conducted risk assessments, conducting vulnerability assessments, third-party-conducted red/blue team testing and tabletop incident response exercises and subscribing to reports and services providing cybersecurity threat intelligence.

Depending on the environment, we implement and maintain various technical, physical and administrative processes, measures, standards and policies designed to manage and mitigate risks from cybersecurity threats to our Information Systems and Data, including, among other things, incident detection and response plan and procedures, a vulnerability management policy, disaster recovery/business continuity plans, risk assessments, recovery tests, cryptography, network security controls, secured remote access, access controls, change management, physical security, asset management, secured software development lifecycle, logging and monitoring, third-party risk management programs, security awareness trainings, third-party and company penetration testing, cybersecurity insurance and dedicated cybersecurity staff. We use our own software to help further mitigate the risk of a material cybersecurity incident. In addition, our Varonis Data Security Platform is deployed internally as part of our insider threat, data security posture, security operations and compliance management programs.

Our assessment and management of material risks from cybersecurity and privacy threats are integrated into our overall risk management processes. For example, cybersecurity risk is addressed as a component of our enterprise risk management program and identified in our risk register. In addition, the information security team works with management to prioritize our risks that are more likely to have a material impact on our business and our CISO evaluates material risks from cybersecurity threats against our overall business objectives and reports to the technology committee of the board of directors (the "technology committee") and the board of directors. In addition, the audit committee of the board of directors (the "audit committee") oversees our overall enterprise risk management program and receives semi-annual updates on cybersecurity and privacy threat-related risks as part of such program.

We use third-party service providers to assist us from time to time to identify, assess and manage material risks from cybersecurity threats, including, among other things. cybersecurity consultants, cybersecurity software providers, penetration testing firms and other professional services firms.

We use third-party service providers to perform a variety of functions throughout our business, such as SaaS providers and cloud hosting companies. We have a vendor management program designed to manage cybersecurity and privacy risks associated with our use of these providers. The program includes risk assessments for vendors, security questionnaires, review of the vendor's written security program, review of security assessments and reports, audits, and external attack surface scans related to the vendor and imposition of information contractual obligations on the vendor. Depending on the nature of the services provided, the sensitivity of the information systems and data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity and privacy on the provider.

For a description of the risks from cybersecurity threats that may have a material effect on us, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including "Security breaches, cyberattacks or other cyber-risks of our IT and production systems could expose us to significant liability and cause our business and reputation to suffer and harm our competitive position."

Governance

Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The technology committee is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. The technology committee meets quarterly with members of management, including our CISO, Chief Information Officer ("CIO") and Chief Technology Officer, as applicable, to discuss cybersecurity developments, significant cybersecurity threats and risks and the processes we have implemented to address them. The audit committee also receives presentations related to cybersecurity threats, risk and mitigation on a semi-annual basis unless more frequent discussions are necessary. The board of directors also receives a presentation from our CISO or CIO on our cybersecurity measures and risks at least annually.

Our cybersecurity risk assessment and management processes are implemented and maintained by our CISO. Dror Shemesh, our CISO beginning in August 2025, is certified by Certified Information Systems Security Professional (CISSP), among other technical certifications he holds with respect to cybersecurity. He has worked over the last fifteen years in the security industry, and prior to working with us, he was the Senior Director of Information Security of CyberArk, Global Information Security Manager of Playtech, Information Security Expert of 888holdings, Infrastructure Security Engineer of Bank Hapoalim, Support Team Leader of Perion Network and Support Engineer at Microsoft. Our CISO oversees the implementation and compliance of our information security standards and mitigation of information security related risks.

Our CISO is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy and communicating key priorities to relevant personnel. Our CISO is responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes and reviewing security assessments and other security-related reports.

Our cybersecurity incident response plan is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including Security Management, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the CIO and other senior members of the Company. Such individuals work with our incident response team to help us assess, mitigate and remediate cybersecurity incidents of which they are notified. In addition, our incident response plan includes reporting to the technology committee of the board of directors for certain cybersecurity incidents.

Item 2.   Properties

We have offices in Herzliya, Israel where we employ the majority of our research and development team and a portion of our support and general and administrative teams. We also have offices in North Carolina and Cork, Ireland which serve as our primary U.S. and EMEA customer support and inside sales center, respectively. Additionally, we have offices in New York and Florida and smaller offices in the United Kingdom, Arizona, France, Oregon, Australia, Germany, the Netherlands, Singapore and Luxembourg which serve as regional sales offices and some of which are customer support centers. Our office space is primarily leased, the majority of which is under long-term leases with varying expiration dates. We believe that our facilities are adequate to meet our needs in the near future.

Item 3.   Legal Proceedings

The information required by this Item is incorporated herein by reference to Part II, Item 8. "Financial Statements and Supplementary Data," Note 2m, "Contractual Purchase Obligations and Contingent Liabilities" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market for Registrant's Common Equity

Our common stock has been listed on The NASDAQ Global Select Market under the symbol ''VRNS'' since February 28, 2014, the date of our initial public offering.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

Stockholders

As of January 21, 2026, there were five stockholders of record of our common stock, including The Depository Trust Company, which holds shares of our common stock on behalf of an indeterminate number of beneficial owners.

STOCK PERFORMANCE GRAPH

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the NASDAQ Composite Index and the NASDAQ Computer Index. The chart assumes $100 was invested at the close of market on December 31, 2020 in our common stock, the NASDAQ Composite Index and the NASDAQ Computer Index, and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

The closing price of our common stock on December 31, 2025, the last trading day of our 2025 fiscal year, was $32.80 per share.



Company/Index	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/30/2024	12/31/2025
Varonis Systems, Inc.	$100.00	$ 89.44	$43.90	$ 83.03	$ 81.47	$ 60.14
NASDAQ Composite	$100.00	$121.39	$81.21	$116.47	$149.83	$108.33
NASDAQ Computer	$100.00	$137.86	$88.54	$147.39	$200.98	$258.44

Purchase of Equity Securities by Issuer and Affiliated Purchasers

In October 2025, our board of directors authorized a share repurchase program of up to $150.0 million of our common stock (the "October 2025 Share Repurchase Program"). Under the October 2025 Share Repurchase Program, we are authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The October 2025 Share Repurchase Program will expire in October 2026. The number of shares to be purchased and the timing of purchases will be based on the Company's trading windows, available liquidity, and general business and market conditions.

The following table summarizes the share repurchase activity during the quarter ended December 31, 2025:

Period	Total Number of Shares Purchased (in thousands)	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Programs (in thousands)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (in thousands)
October 1 - October 31	—	$ —	—	150,000
November 1 - November 30	—	$ —	—	150,000
December 1 - December 31	448	$33.45	448	135,000

(1) Average price paid per share includes costs associated with the repurchases.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those discussed in the section titled "Risk Factors" included under Part I, Item 1A and elsewhere in this Annual Report. See "Special Note Regarding Forward-Looking Statements and Summary Risk Factors" in this Annual Report.

The Transition to a SaaS Delivery Model

In response to the evolving needs of our customers and the growing threat landscape, we strategically transitioned to a SaaS delivery model. As of December 31, 2025, SaaS as a percentage of total ARR was approximately 86%. This transition was driven by the increased importance of an automated, data-centric approach to security and the demand for comprehensive protection in the face of heightened cyber risks, collaboration across multiple platforms, the adoption of generative AI tools and the necessity for compliance. Enterprises now use many different combinations of on-premises and cloud data stores, SaaS applications and IaaS environments and this complexity requires a greater level of automated security. We believe our offering provides comprehensive data coverage and our ability to address this demand has and will continue to be a key driver of our growth.

In the second half of 2021, we launched our first SaaS offering, introducing new products and support for cloud infrastructure environments and applications. At the end of 2022, we announced the availability of our flagship Varonis Data Security Platform as a SaaS solution, which was previously only sold as a self-hosted solution. The benefits of SaaS delivery are widely established for both customers and providers, and we believe this evolution of a SaaS delivery option for the Varonis Data Security Platform is transformational. The advantages include: quicker and easier deployment and maintenance of solutions with reduced infrastructure and personnel requirements; a lower total cost of ownership; faster deployment of risk assessments, which is the core of our sales motion; enhanced threat detection; continual threat model updates; increased automation for securing data in place; and the ability to deliver additional features and functionality to customers more efficiently. In addition, our MDDR offering further reduces both the likelihood of a breach and its potential impact through agentic AI, enabling automated 24x7x365 monitoring with a service level agreement (SLA) that requires Varonis to respond to alerts within a specified time frame. Our MDDR offering is only available for our SaaS customers because of the automation and visibility that's built into our SaaS platform. In 2025, we further expanded our data coverage through the acquisition of Cyral which allowed us to enter the Database Activity Monitoring (DAM) market and SlashNext, which, together with our MDDR offering, strengthens our ability to stop attacks via email and collaboration apps.

Since launching our SaaS offerings, we have seen SaaS deployments grow significantly and they are now the primary driver of our revenues. We expect SaaS revenues to continue to increase. However, our revenues may be negatively impacted due to revenue recognition accounting treatment variations associated with the increase in SaaS sales and whether and when existing term license subscription customers will continue to convert to SaaS. In addition, we have announced the end-of-life for our self-hosted business as of December 31, 2026. We expect this to result in increased variability with our remaining self-hosted customers going forward and for revenue fluctuations to persist as we seek to convert our remaining term-license customers to SaaS.

Overview

Varonis is a data security company focused on protecting what matters most to organizations: their data. Modern enterprises run on data that is created, copied, shared and accessed across cloud services, SaaS applications and on-premises environments, often faster than security teams can see, understand or control. We started Varonis around a simple observation that we believe has only intensified over time: the ability to create and share data scales far faster than the ability to secure it. Our strategy is built around closing that gap, giving organizations the deep visibility and automated controls to deeply understand their enterprise data, reduce exposure and respond to threats quickly, wherever their data lives.

We sell substantially all of our products and services through channel partners, including distributors and resellers, which sell to end-user customers, which we refer to in this report as our customers. We believe that our sales model, which combines the leverage of a channel sales model with our highly trained and professional sales force, has and will continue to play a major role in our ability to grow and to successfully deliver our unique value proposition for enterprise data. While our products serve customers of all sizes, across industries and across geographies, the marketing focus and majority of our sales focus is on targeting larger organizations who can make sizable initial purchases with us and, over time, have a greater potential lifetime value. Our customers span leading firms in the financial services, public, healthcare, industrial, insurance, energy and utilities, technology, construction and engineering, education and consumer and retail sectors. We believe our existing customer base serves as a strong source of future incremental revenues given our broad platform of products, their growing volumes and complexity of enterprise data and related security concerns. We will continue our focus on targeting larger organizations who can make sizable purchases with us initially and over time. We are also focused on maintaining a high renewal rate by investing in the quality and reliability of our customer service and support teams to ensure our customers receive value from our products and providing software upgrades and enhancements when and if they are available. Our product offering currently contains coverage for most mission-critical cloud and on-premises data stores and cloud infrastructure environments, and many critical SaaS applications. Our renewal rate continued to be over 90% for the year ended December 31, 2025. In addition, our business has substantially transitioned to SaaS and we have announced the end-of-life for our self-hosted business as of December 31, 2026. We expect this to result in increased variability with our remaining self-hosted customers throughout the end-of-life period and as we seek to convert these remaining customers to SaaS.

We believe there is a significant long-term growth opportunity in both domestic and international markets, which could include any organization that relies on data stored in SaaS applications, IaaS environments, NAS devices, file shares, databases and email servers. For the year ended December 31, 2025, approximately 71% of our revenues were derived from the United States, while approximately 21% of our revenues were derived from EMEA and approximately 8% from ROW. Additionally, despite the revenue recognition variations from the accounting treatment associated with the positive trend of our increase in SaaS sales and existing customer conversions to SaaS, total revenues still grew approximately 13% for the year ended December 31, 2025, compared with the year ended December 31, 2024. We continue to expect expansion in both domestic and international markets to be key components of our long-term growth strategy. Over the last few years, we have seen changes in customer buying patterns including some budgetary tightening and additional scrutiny on enterprise spending as a result of a higher inflation and interest rate environment.

We continue to expand our domestic and international operations as part of our long-term growth strategy. While the expansion of our domestic operations is focused primarily on our underpenetrated territories, the expansion of our international operations depends in particular on our ability to hire, integrate and retain local sales leadership and personnel in these international markets, acquire new channel partners and implement an effective marketing strategy. Given the nominal amount of our ROW revenues, our ROW revenue growth rates have fluctuated in the past and may fluctuate in the future based on the timing of deal closures. In addition, the further expansion of our international operations will increase our sales and marketing and general and administrative expenses and will subject us to a variety of risks and challenges, including those related to economic and political conditions in each region, compliance with foreign laws and regulations, and compliance with domestic laws and regulations applicable to our international operations.

Since inception, we have continued to scale our business and execute on strategic initiatives which we believe have positioned us for durable long-term growth. During 2025, we have continued to grow our revenues despite revenue recognition accounting treatment variations associated with the increase in SaaS sales and existing customer conversions to SaaS. For the years ended December 31, 2025, 2024 and 2023, SaaS revenues were $462.6 million, $208.8 million and $44.4 million, respectively. For the years ended December 31, 2025, 2024 and 2023, our total revenues were $623.5 million, $551.0 million and $499.2 million, respectively. For the years ended December 31, 2025, 2024 and 2023, we had operating losses of $146.5 million, $117.7 million and $117.2 million and net losses of $129.3 million, $95.8 million and $100.9 million, respectively.

Key Performance Indicators and Recent Business Highlights

Annual Recurring Revenues

Annual recurring revenues is a key performance indicator defined as the annualized value of active SaaS contracts, term-based subscription license contracts and maintenance contracts in effect at the end of that period. SaaS contracts, term-based subscription license contracts and maintenance contracts are annualized by dividing the total contract value by the number of days in the term and multiplying the result by 365. As we have substantially transitioned to a SaaS delivery model and announced the end-of-life of our self-hosted business as of December 31, 2026, ARR associated with SaaS contracts ("SaaS ARR") will become a key performance indicator throughout

2026. Accordingly, we are disclosing SaaS ARR until the end-of-life of the self-hosted business is complete, at which point, ARR and SaaS ARR will be materially consistent.

As of December 31, 2025, 2024 and 2023, ARR was $745.4 million, $641.9 million and $543.0 million, respectively, an increase of 16% and 18% period over period, respectively. As of December 31, 2025, SaaS ARR is $638.5 million. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of these contracts is not determined by reference to historical revenues, deferred revenues or any other GAAP financial measure over any period. ARR and SaaS ARR is not a forecast of future revenues and can be impacted by contract start and end dates and renewal rates. We expect ARR and SaaS ARR to continue to increase in absolute dollars.

Transition to SaaS Delivery Model, SaaS as a Percentage of ARR and SaaS renewal rate

Over the last several years, we strategically expanded our offering to be delivered as SaaS solutions. During that time, we have seen SaaS deployments grow significantly and expect them to continue to increase. Due to differences in the revenue recognition accounting treatment and the conversion of existing term license subscription customers to SaaS, there may be significant variations in the reported revenues for a given period compared to the same period in the previous year. We expect these revenue variations to persist as we seek to convert our remaining term license subscription customers to SaaS and complete the end-of-life of our self-hosted business.

As of December 31, 2025, SaaS as a percentage of total ARR was approximately 86%. We expect this percentage to continue to increase as we seek to convert our remaining self-hosted customers to SaaS and we end-of-life our self-hosted business by the end of 2026. Accordingly, the historical renewal rate disclosure will be replaced by the SaaS renewal rate starting in 2026. This performance metric aligns with our new business model and how management views the business.

Remaining Performance Obligations

Remaining performance obligations ("RPO") represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable amounts that will be invoiced in the future. Our RPO was $1,096.7 million as of December 31, 2025 and we expect RPO to increase in absolute dollars.

Business Acquisitions

On March 17, 2025, we completed the acquisition of Cyral, a private company which develops DAM software that uses agentless and stateless interception technology.

On August 28, 2025, we completed the acquisition of SlashNext, a private AI-native email security provider that detects advanced phishing and social engineering attacks.

For further information regarding the Cyral and SlashNext acquisitions, refer to Note 8 of our consolidated financial statements.

Components of Operating Results

Revenues

SaaS Revenues. SaaS revenues relate to the Varonis Data Security Platform delivered as a SaaS model. Over the last several years, we began to offer SaaS-delivered solutions and strategically enhanced our platform to safeguard customers' most mission-critical assets, including cloud environments, SaaS applications and on-premises data. Each of these products allow customers to use hosted software, and the related revenue from these products is recognized ratably over the associated contract period. Our SaaS solutions are the primary driver of our revenues and we expect SaaS revenues to continue to grow considerably. Conversions from a license sold on-premises to our SaaS offering during the original subscription period are accounted for on a prospective basis.

Term License Subscription Revenues. Term license subscription revenues relate to subscription license revenues which are sold on-premises and are recognized at the point in time when the software license has been delivered and the benefit of the asset has transferred. Maintenance associated with a term license subscription is recognized ratably over the term of the agreement.

Maintenance and Services Revenues. Maintenance and services revenues consist of revenues from maintenance agreements of past perpetual license sales and, to a lesser extent, professional services. Customers with maintenance agreements are entitled to receive support and unspecified upgrades and enhancements when and if they become available. We recognize the revenues associated with maintenance ratably over the associated contract period.

Our renewal rate for each of the years ended December 31, 2025, 2024 and 2023 continued to be over 90%. We measure the renewal rate for our customers over a 12-month period, based on a dollar renewal rate for contracts expiring during that time period. The expected increase in SaaS revenues, combined with the timing of conversions and renewals, as well as conversion and renewal rates, may result in significant variation in the revenues we recognize in a given period. We expect term license subscription revenues and perpetual license revenues, including the associated maintenance and support related to perpetual licenses, to continue to decline.

The following table sets forth the percentage of our revenues that have been derived from SaaS, term license subscriptions and maintenance and services revenues for the periods presented.

	Year Ended December 31,		
	2025	2024	2023
	(as a percentage of total revenues)		
Revenues:			
SaaS	74.2%	37.9%	8.9%
Term license subscriptions	17.6%	46.1%	71.4%
Maintenance and services	8.2%	16.0%	19.7%
Total revenues	100.0%	100.0%	100.0%

Our products are used by a wide range of enterprises, including Fortune 500 corporations and small and medium-sized businesses. Our customers span a broad array of industries and are located in over 95 countries.

Cost of Revenues, Gross Profit and Gross Margin

Cost of revenues consist primarily of salaries (including payroll tax expense related to stock-based compensation), employee benefits (including commissions and bonuses) and stock-based compensation for our customer support, customer success, MDDR and services employees; third-party hosting fees; amortization of certain acquired intangible assets; travel expenses; and allocated overhead costs for facilities, IT and depreciation. We recognize expenses related to these costs as they are incurred and expect that these costs will increase in absolute dollars as we continue to invest in our customer success, support and MDDR teams and support the underlying programs that play a critical role in maintaining our high renewal rate.

Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. As the majority of our expenses are relatively fixed quarter over quarter and due to the seasonality of our business, the first quarter typically results in the lowest gross margin as our first quarter revenues have historically been the lowest for the year. Conversely, the fourth quarter typically results in the highest gross margin as our fourth quarter revenues have historically been the highest for the year. We have seen the impact of these seasonal patterns, due to differences in revenue recognition accounting treatment, decline in 2025 and we expect it to continue to decline, as we seek to sell more of our SaaS offering to customers and complete the end-of-life of our self-hosted business.

Operating Expenses

Operating expenses are classified into three categories: research and development, sales and marketing and general and administrative. For each category, the largest component is personnel costs, which consists of salaries (including payroll tax expense related to stock-based compensation), employee benefits (including commissions and bonuses) and stock-based compensation. Operating expenses also include allocated overhead costs for facilities, IT and depreciation. Allocated costs for facilities primarily consist of rent and office maintenance. Operating expenses are generally recognized as incurred. As a company, we have always aimed to tie our level of investment in the business to the revenues we expect to achieve and we actively manage expenses across the business. We expect personnel costs to continue to increase in absolute dollars as we continue to grow our business.

Research and Development. Research and development expenses primarily consist of personnel costs attributable to our research and development personnel, as well as allocated overhead costs. We expense research and development costs as incurred, except for certain internal use software development costs that are capitalized.

We expect that our research and development expenses will continue to increase in absolute dollars as we further strengthen our technology platform and invest in the development of both existing and new products through the hiring of talented and capable employees.

Sales and Marketing. Sales and marketing expenses are the largest component of our operating expenses and consist primarily of personnel costs, as well as marketing and business development costs, travel expenses, third-party hosting fees, training and education, allocated overhead costs and amortization of certain acquired intangible assets. We expect that sales and marketing expenses will continue to increase in absolute dollars as we plan to expand our sales and marketing efforts, both domestically and internationally. We also expect sales and marketing expenses to continue to be our largest category of operating expenses.

General and Administrative. General and administrative expenses primarily consist of personnel and facility-related costs for our executive, finance, legal, human resources and administrative personnel. Other expenses are comprised of legal, accounting and other consultant fees and other corporate expenses and allocated overhead. We expect that general and administrative expenses will increase in absolute dollars as we expand our operations.

Financial Income (Expenses), Net

Financial income (expenses), net consists primarily of interest income, amortization of premiums and accretion of discounts related to our investment in available for sale marketable securities, foreign exchange gains or losses, amortization of debt issuance costs and interest expense. Interest income represents interest received on our cash, cash equivalents, marketable securities and deposits. Foreign exchange gains or losses relate to our business activities in foreign countries with different operational reporting currencies. As a result of our business activities in foreign countries, we expect that foreign exchange gains or losses will continue to occur due to fluctuations in exchange rates in the countries where we do business. Amortization of debt issuance costs relate to the Notes we issued in May 2020 and September 2024. Interest expense consists of the contractual interest expenses associated with the Notes. The Notes we issued in May 2020 matured on August 15, 2025, as such, no further amortization of debt issuance costs or contractual interest expense will be incurred related to these Notes.

Income Taxes

We operate in the U.S. and in foreign jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to U.S. income tax.

Because of our history of operating losses, we have established a full valuation allowance against potential future benefits for deferred tax assets, including loss carryforwards. Our income tax provision could be significantly impacted by estimates surrounding our uncertain tax positions and changes to our valuation allowance in future periods. We reevaluate the judgments surrounding our estimates and make adjustments as appropriate each reporting period.

In addition, we are subject to the regular examinations of our income tax returns by different tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

On July 4, 2025, the U.S. enacted tax reform legislation through the One Big Beautiful Bill Act (OBBBA). Included in this legislation are provisions that allow for the immediate expensing of U.S. research and development expenses and certain capital expenditures, as well as changes to the U.S. taxation of profits derived from foreign operations. The impact of this legislation has been included within our consolidated financial statements.

Results of Operations

The following tables are a summary of our consolidated statements of operations in dollars and as a percentage of our total revenues.

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Statement of Operations Data:			
Revenues:			
SaaS	$ 462,595	$ 208,781	$ 44,417
Term license subscriptions	109,635	254,241	356,490
Maintenance and services	51,302	87,928	98,253
Total revenues	623,532	550,950	499,160
Cost of revenues	131,974	93,847	71,751
Gross profit	491,558	457,103	427,409
Operating expenses:			
Research and development	237,814	196,765	183,838
Sales and marketing	301,342	288,769	277,893
General and administrative	98,916	89,220	82,901
Total operating expenses	638,072	574,754	544,632
Operating loss	(146,514)	(117,651)	(117,223)
Financial income, net	30,194	34,644	30,305
Loss before income taxes	(116,320)	(83,007)	(86,918)
Income taxes	(13,004)	(12,758)	(13,998)
Net loss	$(129,324)	$ (95,765)	$(100,916)

	Year Ended December 31,		
	2025	2024	2023
	(as a percentage of total revenues)		
Statement of Operations Data:			
Revenues:			
SaaS	74.2%	37.9%	8.9%
Term license subscriptions	17.6	46.1	71.4
Maintenance and services	8.2	16.0	19.7
Total revenues	100.0	100.0	100.0
Cost of revenues	21.2	17.0	14.4
Gross profit	78.8	83.0	85.6
Operating expenses:			
Research and development	38.1	35.8	36.8
Sales and marketing	48.3	52.4	55.7
General and administrative	15.9	16.2	16.6
Total operating expenses	102.3	104.4	109.1
Operating loss	(23.5)	(21.4)	(23.5)
Financial income, net	4.8	6.3	6.1
Loss before income taxes	(18.7)	(15.1)	(17.4)
Income taxes	(2.0)	(2.3)	(2.8)
Net loss	(20.7)%	(17.4)%	(20.2)%

Comparison of Years Ended December 31, 2025 and 2024

Revenues

	Year Ended December 31,		
	2025	2024	% Change
	(in thousands)		
Revenues:			
SaaS	$462,595	$208,781	121.6%
Term license subscriptions	109,635	254,241	(56.9)%
Maintenance and services	51,302	87,928	(41.7)%
Total revenues	$623,532	$550,950	13.2%

	Year Ended December 31,	
	2025	2024
	(as a percentage of total revenues)	
Revenues:		
SaaS	74.2%	37.9%
Term license subscriptions	17.6	46.1
Maintenance and services	8.2	16.0
Total revenues	100.0%	100.0%

For the year ended December 31, 2025, our revenues increased 13% compared to the year ended December 31, 2024, despite increased SaaS sales and existing customer conversions to SaaS which cause variations due to accounting treatment differences in revenue recognition for sales within the respective periods. SaaS revenues increased 122% from $208.8 million for the year ended December 31, 2024, to $462.6 million for the year ended December 31, 2025, as we completed our transition to a SaaS delivery model. The increase in SaaS revenues was driven by (i) new customer acquisitions, which are happening due to the simplicity and automated outcomes of our SaaS platform and MDDR offering, as well as customer interest in Gen AI, (ii) existing customer conversions and upselling and (iii) our high renewal rates. Consequently, there was an expected decrease to term license subscriptions given the aforementioned transition and customer conversions, a trend we expect to continue in the near future. ARR was $745.4 million and $641.9 million as of December 31, 2025 and 2024, respectively, representing an increase of 16%. The anticipated decrease in maintenance and services revenues was due to the conversion of existing customers to SaaS and churn, despite our renewal rate continuing to be over 90% for each of the years ended December 31, 2025 and 2024. We continue to expect less maintenance and services revenues in the future.

Cost of Revenues and Gross Margin

	Year Ended December 31,		
	2025	2024	% Change
	(in thousands)		
Cost of revenues	$131,974	$93,847	40.6%

	Year Ended December 31,	
	2025	2024
	(as a percentage of total revenues)	
Total gross margin	78.8%	83.0%

The increase in cost of revenues was primarily related to a $19.7 million increase in third-party hosting costs associated with our transition to a SaaS delivery model. The increase is also due to a $15.0 million increase in salaries, benefits and stock-based compensation expense due to increased headcount for customer success personnel to assist with the completion of our SaaS transition, including our MDDR offering, to ensure high customer satisfaction and to maintain our strong renewal rates.

Operating Expenses

	Year Ended December 31,		% Change
	2025	2024	
	(in thousands)		
Operating expenses:			
Research and development	$237,814	$196,765	20.9%
Sales and marketing	301,342	288,769	4.4%
General and administrative	98,916	89,220	10.9%
Total operating expenses	$638,072	$574,754	11.0%

	Year Ended December 31,	
	2025	2024
	(as a percentage of total revenues)	
Operating expenses:		
Research and development	38.1%	35.8%
Sales and marketing	48.3%	52.4%
General and administrative	15.9%	16.2%
Total operating expenses	102.3%	104.4%

The increase in research and development expenses was primarily related to a $35.5 million increase in salaries, benefits and stock-based compensation expense primarily due to increased headcount and conditional consideration related to the business acquisitions, an increase of $5.7 million in facilities and allocated overhead costs, a $4.3 million increase in third-party hosting costs associated with our transition to a SaaS delivery model and a $1.5 million increase in acquisition-related costs associated with the business acquisitions, partially offset by a $6.7 million decrease in acquired in-process research and development costs associated with a prior period asset acquisition.

The increase in sales and marketing expenses was primarily related to an increase of $5.2 million in general sales and marketing expenses, including increased travel, marketing events and third-party hosting costs associated with our transition to a SaaS delivery model, a $5.0 million increase in salaries, benefits and stock-based compensation expense and an increase of $2.1 million in facilities and allocated overhead costs.

The increase in general and administrative expenses was primarily related to an increase of $4.8 million in salaries and benefits and stock-based compensation expense primarily due to increased headcount to support the overall growth of our business, a $2.5 million increase in consulting and services fees and a $2.1 million increase in acquisition-related costs associated with the business acquisitions.

Financial Income, Net

	Year Ended December 31,		% Change
	2025	2024	
	(in thousands)		
Financial income, net	$30,194	$34,644	(12.8)%

The decrease in financial income, net was primarily due to amortization of premiums on marketable securities, foreign currency losses and higher interest and issuance cost amortization expense related to the 2029 convertible note, partially offset by higher interest income.

Income Taxes

	Year Ended December 31,		% Change
	2025	2024	
	(in thousands)		
Income taxes	$(13,004)	$(12,758)	1.9%

Income taxes for the year ended December 31, 2025, including the increase in income taxes, were comprised of foreign and U.S. income taxes.

Inflation

We do not believe that inflation rates have had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Comparison of Years Ended December 31, 2024 and 2023

For a comparison of our results of operations for the years ended December 31, 2024 and 2023, see ''Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations'' of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 6, 2025, which comparative information is herein incorporated by reference.

Seasonality and Quarterly Trends

When selling on-premises subscription products, our quarterly results reflect seasonality in the sale of our products and services. Historically, we have experienced a pattern of increased sales in the fourth quarter. This trend makes it difficult to achieve sequential revenue growth in the first quarter of the following year. Because of purchasing trends, demand for our products and services is typically slowest in the first quarter, resulting in a decrease in quarterly revenues from the fourth quarter to the first quarter of the subsequent fiscal year. Our gross margins and operating margins have been affected by these historical trends because the majority of our expenses are relatively fixed quarter over quarter. Our expenses, which do not vary directly with revenues, and the seasonal pattern described above have an impact on the cost of revenues, research and development expenses, sales and marketing expenses and general and administrative expenses as a percentage of revenues in each calendar quarter during the year. We have seen the impact of these seasonal patterns, due to the ratable revenue recognition of SaaS, decline in 2025 and we expect it to continue to decline, as we seek to sell more of our SaaS offering to customers and complete the end-of-life of our self-hosted business. The majority of our expenses are personnel-related costs, which consist of salaries (including payroll tax expense related to stock-based compensation), employee benefits (including commissions and bonuses) and stock-based compensation. As a result, we have not experienced significant seasonal fluctuations in the timing of expenses from period to period.

Liquidity and Capital Resources

The following table shows our liquidity and capital resources and our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2025 and 2024. For a discussion of our liquidity and capital resources and our cash flow activities for the fiscal year ended December 31, 2023, see ''Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations'' of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 6, 2025, which discussion is herein incorporated by reference.

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Net cash provided by operating activities	$ 147,431	$ 115,200
Net cash used in investing activities	(837)	(532,255)
Net cash provided by (used in) financing activities	(129,697)	371,900
Increase (decrease) in cash and cash equivalents	$ 16,897	$ (45,155)

As of December 31, 2025, our cash and cash equivalents, short-term marketable securities and short-term deposits of $921.0 million were held for working capital purposes. We believe that our existing cash and cash equivalents, short-term marketable securities, short-term deposits and cash flow from operations will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Additionally, as of December 31, 2025, we held $187.2 million in long-term marketable securities. Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of renewals and renewal rates, the amount and timing of conversions, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products, the continuing market acceptance of our software offerings and our use of cash to pay for acquisitions or share repurchases, if any.

Operating Activities

Our operating activities are driven by sales of our products less costs and expenses, primarily payroll and related expenses, and adjusted for certain non-cash items, mainly depreciation and amortization, stock-based compensation, amortization of deferred commissions, non-cash operating lease costs, amortization of debt issuance costs, amortization of premium and accretion of discount on marketable securities and changes in operating assets and liabilities. Changes in operating assets and liabilities are driven mainly by collection of accounts receivable from the sales of our software products and deferred revenue, which primarily consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy.

For 2025, net cash provided by operating activities were $147.4 million. We have historically observed two seasonal patterns that impact our net cash provided by operating activities, which we continue to expect under a SaaS delivery model. First, a majority of our sales are made during the last three weeks of the quarter. Second, the highest dollar amount of sales of our products and services occurs in the fourth quarter. Consequently, we end the fourth quarter with our highest accounts receivable balance of any quarter which in turn generates the greatest amount of collections in the following quarter. In addition, there is negative sequential sales in the first quarter, which results in a relatively lower amount collected during the second quarter. These seasonal trends also impact our operating loss because the majority of our expenses are relatively fixed in the short-term. For 2025, cash inflows were $80.2 million from our net loss excluding non-cash and non-operating cash flow charges. Additional sources of cash inflows were from changes in our working capital, including a $148.1 million increase in deferred revenues, a $52.8 million increase in accrued expenses and other liabilities, a $2.4 million increase in other long-term liabilities and a $1.2 million increase in trade payables. This was partially offset by a $83.6 million increase in prepaid expenses and other short-term assets (including deferred commissions), a $52.6 million increase in accounts receivable and a $1.1 million increase in other long-term assets. Our days' sales outstanding ("DSO") for the three months and year ended December 31, 2025 was 81 and 77, respectively.

For 2024, net cash provided by operating activities were $115.2 million. Sources of cash inflows were $102.1 million from our net loss excluding non-cash and non-operating cash flow charges. Additional sources of cash inflows were from changes in our working capital, including a $110.4 million increase in deferred revenues, a $17.3 million increase in accrued expenses and other liabilities, a $3.6 million increase in trade payables, a $0.3 million decrease in other long-term assets and a $0.3 million increase in other long-term liabilities. This was partially offset by a $95.2 million increase in prepaid expenses and other short-term assets (including deferred commissions) and a $23.7 million increase in accounts receivable. Our DSO for the three months and year ended December 31, 2024 was 77 and 74, respectively.

Investing Activities

Our investing activities consist primarily of acquisitions, capital expenditures to purchase property and equipment, including leasehold improvements, capitalized internal-use software, purchase and sale of deposits and marketable securities. In the future, we expect to continue to incur capital expenditures to support our expanding operations.

For 2025, net cash used in investing activities of $0.8 million was primarily attributable to $123.5 million of cash paid for acquisitions, net of cash acquired, $12.6 million in capital expenditures to support our growth including hardware, software, office equipment and leasehold improvements mainly in connection with existing office space and $2.9 million for capitalized internal-use software expenditures. This was partially offset by net proceeds of $135.5 million in marketable securities and net proceeds of $2.7 million in deposits.

For 2024, net cash used in investing activities of $532.3 million was primarily attributable to net investments of $529.4 million in marketable securities, $6.7 million for in-process research and development and $6.7 million in capital expenditures to support our growth including hardware, office equipment and leasehold improvements mainly in connection with existing office space. This was partially offset by net proceeds of $10.5 million in deposits.

Financing Activities

For 2025, net cash used in financing activities of $129.7 million was attributable to $115.0 million in repurchases of common stock, $29.2 million in taxes paid related to net share settlement of equity awards and

$0.1 million in repayment of 2025 convertible senior note principal, partially offset by $14.3 million of proceeds from employee stock plans and $0.3 million in proceeds from options to repurchase common stock.

For 2024, net cash provided by financing activities of $371.9 million was attributable to $449.6 million of net proceeds from the issuance of convertible senior notes and $16.1 million of proceeds from employee stock plans, partially offset by $55.5 million related to purchases of capped calls associated with the issued convertible senior notes and $38.3 million in taxes paid related to net share settlement of equity awards.

Convertible Notes

On September 10, 2024, we issued $460.0 million aggregate principal amount of Notes (the "2029 Notes"). The net proceeds from the offering, after deducting issuance costs, were approximately $449.6 million. In connection with the issuance of the 2029 Notes, we used $55.5 million of the net proceeds to enter into Capped Call Transactions.

On May 11, 2020, we issued $253.0 million aggregate principal amount of Notes (the "2025 Notes" and together with the 2029 Notes, the "Notes"). The net proceeds from the offering, after deducting issuance costs, were approximately $245.2 million. In connection with the issuance of the 2025 Notes, we used $29.3 million of the net proceeds to enter into Capped Call Transactions. The 2025 Notes were settled prior to or on their maturity date of August 15, 2025 in accordance with the terms of the 2025 Indenture. Additionally, the Capped Call Transactions entered into in connection with the 2025 Notes were executed and net share settled.

For further information regarding the Notes and Capped Call Transactions, refer to Note 7 of our consolidated financial statements.

Share Repurchase Programs

In February 2025, our board of directors authorized a share repurchase program of up to $100.0 million of the Company's common stock (the "February 2025 Share Repurchase Program"). Under the February 2025 Share Repurchase Program, we were authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The February 2025 Share Repurchase Program was completed in April 2025.

In October 2025, our board of directors authorized a share repurchase program of up to $150.0 million of the Company's common stock (the "October 2025 Share Repurchase Program"). Under the October 2025 Share Repurchase Program, we are authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. At December 31, 2025, we had $135.0 million of capacity remaining under our October 2025 Share Repurchase Program which will expire in October 2026. The number of shares to be purchased and the timing of purchases will be based on our trading windows, available liquidity, and general business and market conditions.

Contractual Payment Obligations

Our principal commitments primarily consist of obligations under leases for office space and motor vehicles. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2025 for the upcoming years were as follows:

	Payments Due by Period						
	2026	2027	2028	2029	2030	Thereafter	Total
	(in thousands)						
Operating lease obligations	$13,639	$14,929	$11,809	$13,440	$12,364	$24,808	$90,989

We have obligations related to unrecognized tax benefit liabilities totaling $50.5 million and others related to severance pay, which have been excluded from the table above as we do not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made. We also have contractual minimum purchase commitments with service providers through August 31, 2027, October 31, 2028 and May 31, 2031. These commitments total $4.9 million, $2.5 million and $23.9 million due within the next 12 months, respectively and $10.5 million, $3.8 million and $377.6 million (with no specified annual commitments), respectively, due thereafter. We expect to fund these obligations with cash flows from operations and cash on our balance sheet.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that our accounting policies described in Note 2. Significant Accounting Policies in Part II, Item 8 of this Annual Report on Form 10-K, the critical accounting policy estimates, assumptions and judgments that have the most significant impact on our consolidated financial statements are described below. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of the matters that are inherently uncertain.

Revenue Recognition:

We generate revenues primarily in the form of SaaS revenues, term license subscriptions and maintenance and services fees. SaaS revenue is recognized ratably over the associated contract period. Term license subscription software sold on-premises is recognized at the point in time when the software license has been delivered and the benefit of the asset has transferred. Maintenance associated with term license subscription software is recognized ratably over the term of the agreement.

We enter into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Judgment is required when considering the terms and conditions of these contracts and estimating the standalone selling price ("SSP"). The transaction price for these contracts is allocated to the separate performance obligations on a relative SSP basis. The SSP is the price at which we would sell the promised SaaS, term-based license or maintenance services to a customer. For software licenses and maintenance included in term license subscriptions, we determine the standalone selling prices based on the price at which we separately sell maintenance renewals for past perpetual licenses.

Income Taxes:

We account for income taxes using the asset and liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

We account for unrecognized tax positions under a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Assumptions, judgment, and the use of estimates are required in determining if the more-likely-than-not standard has been met and in determining the expected benefit when developing the provision for income taxes. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law or guidance, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in these or other factors could result in material increases or decreases in our provision for income taxes in the period in which we make the change.

Business Combinations:

We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make judgments, estimates and assumptions, especially with respect to intangible assets. Although we believe our estimates of fair value are based upon assumptions believed to be reasonable, they are based on historical experience, market conditions and information obtained from management of the acquired companies and are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Examples of these judgments include, but are not limited to, future expected cash flows, discount rates, useful lives, technology obsolescence rates and customer attrition rates.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740) - *Improvements to Income Tax Disclosures*. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. We adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis, which resulted in updated income tax disclosures. See Note 12 in the accompanying notes to our consolidated financial statements for further detail.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326) - *Measurement of Credit Losses for Accounts Receivable and Contract Assets.* The ASU provides a practical expedient to measure credit losses on current accounts receivable and contract assets under ASC No. 606, "Revenue from Contracts with Customers." The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For public business entities, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption of ASU 2025-05 is permitted. We adopted ASU 2025-05 during the year ended December 31, 2025, on a prospective basis, which did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) - *Disaggregation of Income Statement Expenses*. The ASU requires, among other items, additional disaggregated disclosures in the notes to the financial statements for certain categories of expenses that are included in the statements of operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. We are currently evaluating the effect of adopting the ASU on our disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) - *Targeted Improvements to the Accounting for Internal-Use Software*. The ASU was updated to consider different methods of software development and requires internal use software costs to be capitalized when management has authorized and committed to funding the software project and when significant uncertainty associated with the development of the software has been resolved. The amendments in this ASU are required to be adopted for annual and interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective, retrospective or a modified transition approach. We are currently evaluating the effect of adopting the ASU on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) - *Narrow-Scope Improvements*. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. We are currently evaluating the effect of adopting the ASU on our condensed consolidated financial statement disclosures.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates. We do not hold financial instruments for trading or speculative purposes.

Market Risk

We are exposed to certain financial risks, including fluctuations in foreign currency exchange rates and interest rates. We manage our exposure to these market risks through internally established policies and procedures. Our policies do not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading or speculative purposes, and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and, where appropriate, may use hedging strategies to mitigate these risks.

Foreign Currency Exchange Risk

Approximately one quarter of our revenues for the years ended December 31, 2025 and 2024 were earned in non-U.S. dollar denominated currencies, mainly in the Euro and Pound Sterling. Our expenses are generally denominated in the currencies in which our operations are located, primarily the U.S. dollar and New Israeli Shekel, and to a lesser extent the Euro, Pound Sterling, Canadian dollar, Australian dollar and Singapore dollar. Our expenses denominated in foreign currencies consist primarily of personnel and overhead costs from our international operations. Our consolidated results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. We enter into financial hedging strategies to reduce our exposure to foreign currency rate changes. During 2025, the effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business, after considering foreign currency hedges, would not have had a material impact on our consolidated financial statements.

For purposes of our consolidated financial statements, local currency assets and liabilities are translated at the rate of exchange to the U.S. dollar on the balance sheet date and local currency revenues and expenses are translated at the exchange rate at the date of the transaction or the average exchange rate during the reporting period.

We use derivative financial instruments, specifically foreign currency forward contracts, to manage exposure to foreign currency risks, by hedging a portion of our forecasted revenues and expenses generally expected to occur within periods of up to 24 months. A majority of our revenues and operating expenses are transacted in U.S. dollars; however, certain revenues and operating expenses are incurred in or exposed to other currencies, specifically, the Euro and Pound Sterling for revenues and the New Israeli Shekel, Euro and Pound Sterling for operating expenses. The effect of exchange rate changes on foreign currency forward contracts is expected to offset the effect of exchange rate changes on the underlying hedged item. We do not use derivative financial instruments for trading or speculative purposes.

Interest Rate Risk

As of December 31, 2025, we have cash and cash equivalents, short-term marketable securities and short-term deposits of $921.0 million and investments in long-term marketable securities of $187.2 million. We hold our cash and cash equivalents, short-term marketable securities and short-term deposits for working capital purposes. We do not enter into marketable security investments for trading or speculative purposes.

Our cash and cash equivalents, marketable securities and short-term deposits are subject to market risk due to changes in interest rates, which may affect our interest income and the fair value of our marketable securities. Due in part to these factors, our future investment income may fluctuate due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. Due to the liquid and short-term nature of our cash and cash equivalents, short-term marketable securities and short-term deposit instruments, we believe that we do not have any material exposure to changes in the fair value of these instruments as a result of changes in interest rates. Additionally, because we classify our marketable securities as available-for-sale securities, no gains or losses are recognized in the consolidated statements of operations due to the changes in interest rates, unless securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. The effect of a hypothetical 100 basis point change in interest rates would not have a material impact on our consolidated financial statements.

In September 2024 we issued the 2029 Notes, which have a fixed annual interest rate of 1.00%, and therefore, we do not have economic interest rate exposure on the 2029 Notes. However, the value of the 2029 Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate 2029 Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the 2029 Notes is affected by our stock price. The fair value of the 2029 Notes will generally increase as our common stock price increases and will generally decrease as our common stock price declines in value. Additionally, we carry the 2029 Notes at face value less unamortized costs in our consolidated balance sheets, and we present the fair value for required disclosure purposes only.

To the extent we enter into other long-term debt arrangements in the future, we would be subject to fluctuations in interest rates which could have a material impact on our future financial condition and results of operation.

Item 8.   **Financial Statements and Supplementary Data**


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




Kost Forer Gabbay & Kasierer
144 Menachem Begin Road, Building A
Tel-Aviv 6492102, Israel

Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

VARONIS SYSTEMS, INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Varonis Systems, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 4, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.



Kost Forer Gabbay & Kasierer
144 Menachem Begin Road, Building A
Tel-Aviv 6492102, Israel

Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

Revenue Recognition - Evaluation of standalone selling price of subscription licenses

Description of the Matter

As described in Note 2n to the consolidated financial statements, the Company generates revenues, among others, from term license subscriptions that are sold on-premises and are comprised of time-based licenses whereby customers use the Company's software and maintenance associated with term license subscriptions software (including support and unspecified upgrades and enhancements when and if they are available) for a specified period. The term license subscriptions software and maintenance are distinct and accounted for as separate performance obligations, and the Company allocates the transaction price to each performance obligation based on its relative standalone selling price.

Term license software subscriptions are recognized at the point in time when the software license has been delivered and the benefit of the asset has been transferred. Maintenance associated with term license software subscriptions is recognized ratably over the term of the agreement.

The Company does not sell term license software subscriptions or maintenance for term license software subscriptions on a standalone basis. Therefore, the Company makes subjective assumptions to estimate the standalone selling price for each of the performance obligations and determines the standalone selling price based on observable standalone selling prices of maintenance contracts associated with past perpetual licenses.

Auditing the Company's determination of the standalone selling price for the term license software subscriptions and maintenance for term license software subscriptions was challenging and complex due to the high degree of judgment involved in the determination of the estimated standalone selling price. Changes to the standalone selling price could have a significant impact on revenues recognized.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the Company's estimation of the standalone selling price for the term license software subscriptions and maintenance for term license software subscriptions.

We evaluated management's methodology and reasonableness of assumptions used for the estimate of standalone selling price by testing the completeness and accuracy of management's analysis and underlying data by tracing a selection of data points from relevant transactions to management's analysis. We also tested the mathematical accuracy of management's related calculations.

Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

We have served as the Company's auditor since 2007.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
February 4, 2026

Kost Forer Gabbay & Kasierer
144 Menachem Begin Road, Building A
Tel-Aviv 6492102, Israel

Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

VARONIS SYSTEMS, INC.

Opinion on Internal Control over Financial Reporting

We have audited Varonis Systems, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Varonis Systems, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Cyral, LLC (Cyral) and SlashNext, LLC (SlashNext), which are included in the 2025 consolidated financial statements of the Company. Cyral and SlashNext each constituted less than 1% of total and net assets (excluding acquired goodwill and intangible assets), as of December 31, 2025 and less than 1% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Cyral and SlashNext.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 4, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable



Kost Forer Gabbay & Kasierer
144 Menachem Begin Road, Building A
Tel-Aviv 6492102, Israel

Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
February 4, 2026

VARONIS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 202,482	$ 185,585
Marketable securities	681,225	343,383
Short-term deposits	37,259	39,450
Trade receivables (net of allowance of $1,260 and $2,518 at December 31, 2025 and December 31, 2024, respectively)	242,822	192,832
Prepaid expenses and other short-term assets	134,767	116,824
Total current assets	1,298,555	878,074
Long-term assets:		
Long-term marketable securities	187,202	658,896
Operating lease right-of-use assets	57,677	45,593
Property and equipment, net	36,032	30,795
Intangible assets, net	16,687	—
Goodwill	135,276	23,135
Other assets	60,183	27,782
Total long-term assets	493,057	786,201
Total assets	$1,791,612	$1,664,275

The accompanying notes are an integral part of these consolidated financial statements.

VARONIS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,	
	2025	2024
Liabilities and stockholders' equity		
Current liabilities:		
Trade payables	$ 5,735	$ 4,313
Accrued expenses and other short-term liabilities	225,411	164,930
Convertible senior notes, net	—	250,529
Deferred revenues	427,811	290,113
Total current liabilities	658,957	709,885
Long-term liabilities:		
Convertible senior notes, net	452,259	450,243
Operating lease liabilities	59,749	42,789
Deferred revenues	14,406	2,211
Other liabilities	7,585	3,491
Total long-term liabilities	533,999	498,734
Stockholders' equity:		
Share capital		
Common stock of $0.001 par value - Authorized: 200,000,000 shares at December 31, 2025 and December 31, 2024; Issued and outstanding: 117,546,852 shares at December 31, 2025 and 112,550,156 shares at December 31, 2024	118	113
Accumulated other comprehensive income	23,132	2,676
Additional paid-in capital	1,444,885	1,193,022
Accumulated deficit	(869,479)	(740,155)
Total stockholders' equity	598,656	455,656
Total liabilities and stockholders' equity	$1,791,612	$1,664,275

The accompanying notes are an integral part of these consolidated financial statements.

VARONIS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year ended December 31,		
	2025	**2024**	**2023**
Revenues:			
SaaS	$ 462,595	$ 208,781	$ 44,417
Term license subscriptions	109,635	254,241	356,490
Maintenance and services	51,302	87,928	98,253
Total revenues	623,532	550,950	499,160
Cost of revenues	131,974	93,847	71,751
Gross profit	491,558	457,103	427,409
Operating expenses:			
Research and development	237,814	196,765	183,838
Sales and marketing	301,342	288,769	277,893
General and administrative	98,916	89,220	82,901
Total operating expenses	638,072	574,754	544,632
Operating loss	(146,514)	(117,651)	(117,223)
Financial income, net	30,194	34,644	30,305
Loss before income taxes	(116,320)	(83,007)	(86,918)
Income taxes	(13,004)	(12,758)	(13,998)
Net loss	$ (129,324)	$ (95,765)	$ (100,916)
Net loss per share of common stock, basic and diluted	$ (1.13)	$ (0.86)	$ (0.92)
Weighted average number of shares used in computing net loss per share of common stock, basic and diluted	114,413,076	111,660,541	109,141,894

The accompanying notes are an integral part of these consolidated financial statements.

VARONIS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year ended December 31,		
	2025	**2024**	**2023**
Net loss	$(129,324)	$(95,765)	$(100,916)
Other comprehensive income (loss):			
Unrealized income (loss) on marketable securities, net of tax	4,085	(3,448)	1,547
Income (loss) on marketable securities reclassified into earnings, net of tax	(161)	(650)	401
	3,924	(4,098)	1,948
Unrealized income on derivative instruments, net of tax	12,428	26,264	13,216
Income (loss) on derivative instruments reclassified into earnings, net of tax	4,104	(10,841)	(14,256)
	16,532	15,423	(1,040)
Total other comprehensive income	20,456	11,325	908
Comprehensive loss	$(108,868)	$(84,440)	$(100,008)

The accompanying notes are an integral part of these consolidated financial statements.

VARONIS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
	Number	Amount				
Balance as of January 1, 2023	107,673,052	$108	$1,055,048	$ (9,557)	$(543,474)	$ 502,125
Stock-based compensation expense	—	—	139,819	—	—	139,819
Common stock issued under employee stock plans	2,931,316	2	12,647	—	—	12,649
Taxes related to net share settlement of equity awards	—	—	(21,415)	—	—	(21,415)
Repurchase of common stock	(1,500,647)	(1)	(43,521)	—	—	(43,522)
Unrealized loss on derivative instruments, net of tax	—	—	—	(1,040)	—	(1,040)
Unrealized income on available for sale securities, net of tax	—	—	—	1,948	—	1,948
Net loss	—	—	—	—	(100,916)	(100,916)
Balance as of December 31, 2023	109,103,721	109	1,142,578	(8,649)	(644,390)	489,648
Stock-based compensation expense	—	—	126,682	—	—	126,682
Common stock issued under employee stock plans	3,397,390	3	16,079	—	—	16,082
Taxes related to net share settlement of equity awards	—	—	(38,295)	—	—	(38,295)
Unrealized income on derivative instruments, net of tax	—	—	—	15,423	—	15,423
Unrealized loss on available for sale securities, net of tax	—	—	—	(4,098)	—	(4,098)
Common stock issued for debt conversion . .	49,045	1	1,500	—	—	1,501
Purchase of capped calls related to Convertible senior notes	—	—	(55,522)	—	—	(55,522)
Net loss	—	—	—	—	(95,765)	(95,765)
Balance as of December 31, 2024	112,550,156	113	1,193,022	2,676	(740,155)	455,656
Stock-based compensation expense	—	—	130,242	—	—	130,242
Common stock issued under employee stock plans	2,344,025	2	14,347	—	—	14,349
Taxes related to net share settlement of equity awards	—	—	(29,162)	—	—	(29,162)
Repurchase of common stock	(2,928,780)	(3)	(114,997)	—	—	(115,000)
Unrealized income on derivative instruments, net of tax	—	—	—	16,532	—	16,532
Unrealized income on available for sale securities, net of tax	—	—	—	3,924	—	3,924
Common stock issued for debt conversion . .	8,185,885	8	251,431	—	—	251,439
Settlement of capped call transactions	(2,604,434)	(2)	2	—	—	—
Net loss	—	—	—	—	(129,324)	(129,324)
Balance as of December 31, 2025	117,546,852	$118	$1,444,885	$23,132	$(869,479)	$ 598,656

The accompanying notes are an integral part of these consolidated financial statements.

VARONIS SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net loss	$(129,324)	$ (95,765)	$(100,916)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	12,309	11,126	11,703
Stock-based compensation	130,242	126,682	139,819
Amortization of deferred commissions	51,920	54,392	53,072
Non-cash operating lease costs	10,059	9,526	9,468
Amortization of debt issuance costs	2,976	2,144	1,514
Amortization of premium and accretion of discount on marketable securities, net	2,267	(12,690)	(9,354)
Income from options to repurchase common stock	(253)	—	—
Acquired in-process research and development	—	6,653	—
Changes in assets and liabilities:			
Trade receivables	(52,554)	(23,716)	(33,137)
Prepaid expenses and other short-term assets	7,256	(35,332)	(21,459)
Deferred commissions	(90,866)	(59,820)	(53,505)
Other long-term assets	(1,134)	347	(577)
Trade payables	1,229	3,641	(2,290)
Accrued expenses and other short-term liabilities	52,826	17,317	(5,278)
Deferred revenues	148,074	110,389	69,882
Other long-term liabilities	2,404	306	474
Net cash provided by operating activities	147,431	115,200	59,416
Cash flows from investing activities:			
Proceeds from maturities of marketable securities	364,955	308,840	301,350
Proceeds from sales of marketable securities	—	111,552	—
Investment in marketable securities	(229,446)	(949,841)	(517,948)
Proceeds from short-term and long-term deposits	253,268	34,795	214,444
Investment in short-term and long-term deposits	(250,579)	(24,254)	(135,823)
Acquisitions, net of cash acquired	(123,514)	—	—
Purchases of property and equipment	(12,628)	(6,694)	(5,099)
Capitalized internal-use software	(2,893)	—	—
Purchase of in-process research and development	—	(6,653)	—
Net cash used in investing activities	(837)	(532,255)	(143,076)
Cash flows from financing activities:			
Proceeds from employee stock plans	14,349	16,082	11,537
Taxes paid related to net share settlement of equity awards	(29,162)	(38,295)	(21,415)
Repurchase of common stock	(115,000)	—	(43,522)
Repayment of convertible senior notes	(137)	—	—
Proceeds from options to repurchase common stock	253	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs	—	449,635	—
Purchases of capped calls	—	(55,522)	—
Net cash provided by (used in) financing activities	(129,697)	371,900	(53,400)
Increase (decrease) in cash and cash equivalents	16,897	(45,155)	(137,060)

	Year ended December 31,		
	2025	**2024**	**2023**
Cash and cash equivalents at beginning of period	185,585	230,740	367,800
Cash and cash equivalents at end of period	$202,482	$185,585	$230,740
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 3,585	$ 24,249	$ 16,089
Cash paid for interest	$ 7,724	$ 3,193	$ 3,196
Liability related to acquisition holdback	$ 3,502	$ —	$ —
Lease liabilities arising from obtaining right-of-use assets	$ 19,118	$ 3,148	$ 3,166
Common stock issued for debt conversion	$251,439	$ 1,501	$ —

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1:- GENERAL

Varonis Systems, Inc. ("VSI" and together with its subsidiaries, collectively, the "Company" or "Varonis") was incorporated under the laws of the State of Delaware on November 3, 2004, commenced operations on January 1, 2005 and has sixteen wholly-owned subsidiaries.

The Company's software specializes in data security, threat detection and response and data privacy and compliance. Varonis software enables enterprises of all sizes and industries to protect data stored in the cloud and on-premises including: sensitive files and emails; confidential personal data belonging to customers, patients and employees; financial records; source code, strategic and product plans; and other intellectual property. Recognizing the challenge of protecting data with growing volume, velocity, and variety, the Company has built an integrated platform to simplify and streamline data security, threat detection and response, and data privacy and compliance.

The Company offers coverage for most mission-critical cloud and on-premises data stores and cloud infrastructure environments, and many critical SaaS applications. In 2022, Varonis announced the availability of its flagship Varonis Data Security Platform as a SaaS solution, which offers simpler deployment, faster time-to-value, and new automation capabilities that help customers prevent data breaches.

The Varonis Data Security Platform helps enterprises protect data against cyberattacks from both external and internal threats. The Company's products enable enterprises to analyze data, application and account activity and user and AI-related behavior to detect and prevent attacks. Its software platform prevents or limits unauthorized use of sensitive information, detects and prevents potential cyberattacks and limits potential damage by automatically locking down data, allowing access to only those who need it and automating the removal of stale data when it is no longer useful.

Customers rely on the Company's technology to achieve three board-level outcomes: preventing data breaches, complying with data-related regulations and enabling secure AI usage. Within each of these major areas, Varonis enables numerous use cases. These use cases include: automatic discovery and classification of high-risk, sensitive data, emails and databases; AI-readiness; data security posture management (DSPM); database activity monitoring ("DAM"); SaaS security posture management; automated remediation of over-exposed data; centralized visibility and risk analysis of enterprise data and monitoring of user behavior and file, e-mail and AI-related activity; security monitoring and risk reduction; data breach, insider threat, malware, ransomware and phishing detection with Managed Data Detection and Response ("MDDR"); automatic response to ransomware and other severe incidents to limit exposure and reduce recovery times; data ownership identification, assignment, and automatic involvement; forensics, reporting and auditing with searchable logs; meeting security policy and compliance regulation; automatic data migration; cloud migration; automation of retention and disposition policies; automatic data quarantine; intelligent archiving; and automated indexing for data subject requests related to privacy and compliance requirements.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, as follows:

a. Financial Statements in U.S. Dollars:

Most of the Company's revenues and costs are denominated in United States dollars ("dollars"). Some of the subsidiaries' revenues and costs are incurred in Euros, the Pound Sterling, Canadian dollars, Australian dollars, Singapore dollars and New Israeli Shekels ("NIS"); however, the Company's management believes that the dollar is the primary currency of the economic environment in which it and each of its subsidiaries operate. Thus, the dollar is the Company's functional and reporting currency.

Accordingly, transactions denominated in currencies other than the functional currency are remeasured to the functional currency in accordance with Accounting Standards Codification ("ASC") No. 830, "Foreign Currency Matters" at the exchange rate at the date of the transaction or the average exchange rate in the quarter. At the end of each reporting period, financial assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-financial assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded as financial income, net in the consolidated statements of operations as appropriate.

b. Principles of Consolidation:

The consolidated financial statements include the accounts of VSI and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

c. Use of Estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company's management evaluates estimates, including those related to evaluation of the standalone selling price of term license subscriptions, accounts receivable credit loss allowance, fair values of stock-based awards, deferred taxes and income tax uncertainties, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

d. Cash, Cash Equivalents, Marketable Securities and Short-Term Investments:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, "Investments—Debt Securities" and ASC No. 326, "Financial Instruments—Credit Losses." The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand, highly liquid investments in money market funds and other securities.

The Company considers all investments and marketable securities purchased with maturities at the date of purchase of less than one year to be short-term. Investments and marketable securities purchased with maturities at the date of purchase greater than one year are classified as long-term assets, until the maturity date is in less than one year, at which point they are reclassified as short-term assets. Marketable securities are classified as available for sale debt securities and are, therefore, recorded at fair value in the consolidated balance sheets, with any unrealized gains and losses reported in accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders' equity in the Company's consolidated balance sheets, until realized. Realized gains and losses are determined based on the specific identification method and are reported in financial income, net in the consolidated statements of operations. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included as a component of financial income, net in the consolidated statement of operations. Cash equivalents, marketable securities and short-term deposits consist of the following (in thousands):

	As of December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents				
Money market funds	$120,155	$ —	$—	$120,155
Total	$120,155	$ —	$—	$120,155
Marketable securities				
US Treasury securities	$679,959	$1,267	$(1)	$681,225
Total	$679,959	$1,267	$(1)	$681,225

	As of December 31, 2025			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Short-term deposits				
Term bank deposits	$ 37,259	$ —	$—	$ 37,259
Total	$ 37,259	$ —	$—	$ 37,259
Long-term marketable securities				
US Treasury securities	$186,971	$231	$—	$187,202
Total	$186,971	$231	$—	$187,202

	As of December 31, 2024			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Cash equivalents				
Money market funds	$133,113	$ —	$ —	$133,113
Total	$133,113	$ —	$ —	$133,113
Marketable securities				
US Treasury securities	$342,751	$632	$ —	$343,383
Total	$342,751	$632	$ —	$343,383
Short-term deposits				
Term bank deposits	$ 39,450	$ —	$ —	$ 39,450
Total	$ 39,450	$ —	$ —	$ 39,450
Long-term marketable securities				
US Treasury securities	$661,955	$104	$(3,163)	$658,896
Total	$661,955	$104	$(3,163)	$658,896

Unrealized losses associated with investments in available for sale securities have all been in a continuous unrealized loss position of less than one year as of December 31, 2025 and 2024.

The gross unrealized gains and losses related to these investments were due primarily to changes in interest rates. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, then impairment is recorded to the fair value of the security. If neither of these criteria are met, the securities are assessed using the credit losses model for marketable securities to determine what portion of that difference, if any, is caused by expected credit losses. Expected credit losses on available for sale debt securities are recognized in financial income, net in the consolidated statements of operations. During the years ended December 31, 2025 and 2024, the Company did not recognize impairment or an allowance for credit losses on available for sale marketable securities.

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year. These deposits bore interest at rates ranging from 4.23% - 4.55%, per annum, as of December 31, 2025 and rates of 4.34% - 5.24%, per annum, as of December 31, 2024. Short-term deposits are presented at cost which approximates fair value due to their short maturities.

e. Concentration of Credit Risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities, short-term deposits and trade receivables.

The Company's cash, cash equivalents, marketable securities and short-term deposits are invested in major banks mainly in the United States but also in France, Israel, the United Kingdom, Canada, Singapore, Ireland, Australia, Germany, the Netherlands, Luxembourg and India. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company maintains cash and cash equivalents with reputable financial institutions and monitors the amount of credit exposure to each financial institution.

Trade receivables are recorded when the right to consideration is unconditional. The Company's trade receivables are geographically diversified and derived primarily from sales through a network of distributors and value-added resellers (VAR) mainly in the United States and Europe, and to a lesser extent, in Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its customers and establishes an allowance for credit losses based upon a review of all significant outstanding invoices, historical collection experience, customer creditworthiness and current economic and market conditions. The Company elected to apply the practical expedient and assumed that current conditions as of the balance sheet date would not change for the remaining life of the assets. The Company writes off receivables when they are deemed uncollectible and having exhausted all collection efforts.

f. Fair Value of Financial Instruments:

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2: Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, marketable securities, trade receivables, short-term deposits and trade payables approximate their fair value due to the short-term maturity of such instruments.

g. Property and Equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Computer equipment		33%	
Office furniture and equipment	14%	—	15%
Leasehold improvements		Over the shorter of the expected lease term or estimated useful life	

h. Capitalized Internal-use Software Development Costs:

The Company capitalizes certain development costs incurred in connection with its internal-use software in accordance with ASC No. 350-40, "Intangibles-Goodwill and Other-Internal Use Software." These capitalized costs are related to the Company's SaaS platform. Costs incurred in the preliminary and post-implementation stages of development are expensed as incurred. Once internal-use software has reached the application development stage, direct internal and external costs are capitalized until the internal-use software is substantially complete and ready for its intended use. Capitalized costs are recorded as part of property and equipment, net in the consolidated balance sheets. Management tests these assets for impairment whenever events or changes in circumstances occur that could impact recoverability of these assets. As of December 31, 2025, all capitalized internal-use software development assets were in the application development stage, as such, no amortization has been recorded in the consolidated statements of operations related to these assets and no impairment has been recorded.

i. Leases:

The Company has various operating leases for office space and vehicles. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. Some leases include one or more options to renew. The exercise of lease renewal options is typically at the Company's sole discretion; therefore, the majority of renewals to extend the lease terms are not included in our right-of-use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. Lease modifications result in remeasurement of the right-of-use assets and lease liabilities. In addition, some of the real estate leases contain variable lease payments, including payments based on a Consumer Price Index ("CPI"). Variable lease payments based on a CPI are initially measured using the index in effect at lease commencement. Additional payments based on the change in a CPI are recorded as a period expense when incurred. Further, as the implicit rate of the leases is not readily determinable, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company has elected the short-term lease exception for leases with a term of 12 months or less and it does not recognize right-of-use assets and lease liabilities on the balance sheet for these leases. The Company also elected the practical expedient to not separate lease and non-lease components for all its leases.

j. Business Combinations:

The Company accounts for its business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of the purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, the Company makes estimates and assumptions, especially with respect to intangible assets. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from such estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

k. Goodwill and Other Long-Lived Assets, including Acquired Intangible Assets and Right-of-Use Assets:

Goodwill represents the excess of the fair value of the purchase consideration in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually or more often if circumstances indicate that the carrying value may not be recoverable. The Company operates as one reporting segment, which consists of a single reporting unit. If the carrying amount of the Company's reporting unit exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. During the periods presented, no impairment of goodwill has been recorded.

Acquired intangible assets consist of identifiable intangible assets, including developed technology, customer relationships and non-compete agreements, resulting from business combinations. Acquired finite-lived intangible assets are initially recorded at fair value and are amortized on a straight-line basis over their estimated useful lives. Amortization expense of the acquired intangible assets are recorded within cost of revenues and sales and marketing expense in the consolidated statements of operations.

The Company's long-lived assets are reviewed for impairment in accordance with ASC No. 360 "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Recoverability of assets (or asset group) to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the periods presented, no impairment of long-lived assets has been recorded.

l. Long-Term Lease Deposits:

Long-term lease deposits include long-term deposits for offices.

m. Contractual Purchase Obligations and Contingent Liabilities:

Contractual Purchase Obligations

The Company has contractual minimum purchase commitments with service providers through August 31, 2027, October 31, 2028 and May 31, 2031. These commitments total $4,892, $2,505 and $23,872 due within the next 12 months, respectively and $10,500, $3,820, and $377,620 (with no specified annual commitments), respectively, due thereafter.

Contingent Liabilities

The Company accounts for its contingent liabilities in accordance with ASC No. 450 "Contingencies." A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. From time to time, the Company is involved in claims and litigation in the ordinary course of business. The Company investigates these claims as they arise and legal provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. Although claims are inherently unpredictable, as of December 31, 2025 and 2024, the Company was not a party to any litigation that it believes will have a material adverse effect on the Company's consolidated balance sheets, results of operations or cash flows.

On January 7, 2026, the Company and certain officers of the Company were named as defendants in a putative securities class action captioned, *Molchanov v. Varonis Systems, Inc. et al*, filed in the U.S. District Court for the Southern District of New York. The complaint alleges that defendants made misrepresentations or omissions in its public disclosures about the Company's expected annual recurring revenue for fiscal year 2025 and the Company's ability to convert existing self-hosted customers to its SaaS offering, between February 4, 2025 and July 29, 2025, in violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, and further alleges that certain officers are liable as control persons under Section 20(a) of the Exchange Act. The complaint seeks monetary damages. The Company believes these claims are without merit and intends to defend the action vigorously. At this early stage of the proceedings, the Company can neither predict the ultimate outcome of the litigation nor estimate any range of possible losses.

n. Revenue Recognition:

The Company generates revenues primarily in the form of SaaS revenues, term license subscriptions and maintenance and services fees. SaaS revenues, including SaaS with MDDR, are provided on a subscription basis and allow customers to use hosted software. Over the last few years, the Company has introduced new products and support for cloud applications and infrastructure environments, including the Varonis Data Security Platform delivered as a SaaS solution, which was previously only sold as a self-hosted solution. Term license subscription revenues are sold on-premises and are comprised of time-based licenses whereby customers use the Company's software (including support and unspecified upgrades and enhancements when and if they are available) for a specified period. Maintenance and services primarily consist of fees for maintenance of past perpetual license sales (including support and unspecified upgrades and enhancements when and if they are available), although the user can benefit from the software without its assistance. The Company sells its products worldwide through a network of distributors and value-added resellers and payment is typically due within 30 to 60 calendar days of the invoice date.

The Company recognizes revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers." As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

SaaS revenue is recognized ratably over the associated contract period, as this service has a consistent and continuous pattern of transfer to a customer during the contract period, beginning when access is provided and the benefit of the service is available. Conversions from a license sold on-premises to the Company's SaaS offering during the original subscription period are accounted for on a prospective basis.

Term license subscription software sold on-premises is recognized at the point in time when the software license has been delivered and the benefit of the asset has transferred. Maintenance associated with term license subscription software is recognized ratably over the term of the agreement since these services have a consistent continuous pattern of transfer to a customer during the contract period, and is included within the term license subscriptions line of the consolidated statements of operations.

The Company recognizes revenues from maintenance agreements ratably over the term of the underlying maintenance contract, as these services have a consistent continuous pattern of transfer to a customer during the contract period, which is usually one year.

The Company enters into contracts that can include combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. SaaS, term license subscriptions (including maintenance associated with term license subscriptions) and maintenance and services are generally distinct since the customer can benefit from the products and services either on its own or together with other resources that are readily available and the promise to transfer these products and services is separately identifiable from other promises in the contract. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price out of the total consideration of the contract. For software licenses and maintenance included in term license subscriptions, the Company determines the standalone selling prices based on the price at which it separately sells maintenance renewals for past perpetual licenses.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer. In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's solutions, not to receive or provide financing. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to the tax authorities.

Deferred revenues represent mostly unrecognized fees billed or collected for SaaS and maintenance contracts. Deferred revenues are recognized as (or when) the Company performs its obligations under the contract. Pursuant to these contracts, customers are generally invoiced on an annual basis. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $286,331 for the year ended December 31, 2025.

Revenues allocated to remaining performance obligations represent contracted revenues that have not yet been recognized, which includes deferred revenues and non-cancelable amounts that will be invoiced in the future. The Company's remaining performance obligations were $1,096,662 as of December 31, 2025, of which it expects to recognize approximately 54% as revenue over the next 12 months and the remainder thereafter.

For information regarding disaggregated revenues, refer to Note 14.

o. Contract Costs:

The Company pays sales commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales goals. The Company capitalizes sales commissions earned by employees that are considered incremental and recoverable costs of obtaining a contract with a customer. Incremental sales commissions paid for initial contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. Based on its technology, customer contracts and other factors, the Company has determined the expected period of benefit to be approximately four years. Incremental sales commissions which are commensurate, are capitalized and amortized over the related contractual period and aligned with revenue recognized from these contracts. Amortization expenses related to these costs are included in sales and marketing expenses in the accompanying consolidated statements of operations.

Deferred sales commissions in the Company's consolidated balance sheets were $97,020 and $57,047 as of December 31, 2025 and 2024, respectively. Amortization expense was $51,920, $54,392 and $53,072 for the years ended December 31, 2025, 2024 and 2023, respectively.

p. Cost of Revenues:

Cost of revenues consist primarily of salaries (including payroll tax expense related to stock-based compensation), employee benefits (including commissions and bonuses) and stock-based compensation for the Company's customer support, customer success, MDDR and services employees; amortization of certain acquired intangible assets; third-party hosting fees; travel expenses; and allocated overhead costs for facilities, IT and depreciation.

q. Accounting for Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation." The Company grants restricted stock units which are generally subject to a service-based vesting condition. For restricted stock units, stock-based compensation expense is measured at the grant date, based on the estimated fair value of the equity award granted, and is recognized as expense on a straight-line basis over the requisite service period. In addition, the Company grants performance stock units which are generally subject to both a service-based vesting condition and a performance-based vesting condition. The number of performance stock units earned and eligible to vest are generally determined after a one-year performance period. For performance stock units, stock-based compensation expense is recognized using the graded vesting method over the requisite service period for each separately-vesting tranche of the award when it is probable that the performance conditions will be achieved. Compensation expense for performance stock units with financial performance measures is measured using the fair value at the date of grant and recorded over each vesting period, and may be adjusted over the vesting period based on interim estimates of performance against the pre-set objectives. The Company accounts for forfeitures as they occur for all stock-based awards.

r. Research and Development Costs:

Research and development costs are charged to the statement of operations as incurred. ASC No. 985-20, "Software-Costs of Software to Be Sold, Leased, or Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred, except for certain internal-use software development costs that are capitalized.

s. Income Taxes:

The Company accounts for income taxes in accordance with ASC No. 740, using the asset and liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax provisions in its taxes on income.

t. Derivative Instruments:

The Company's primary objective for holding derivative instruments is to reduce its exposure to foreign currency rate changes. The Company reduces its exposure by entering into forward foreign exchange contracts with respect to revenues and operating expenses that are forecasted to be incurred in currencies other than the U.S. dollar. A majority of the Company's revenues and operating expenses are transacted in U.S. dollars; however, certain revenues and operating expenses are incurred in or exposed to other currencies, specifically, the Euro and Pound Sterling for revenues and the New Israeli Shekel, Euro and Pound Sterling for operating expenses.

The Company has established forecasted transaction currency risk management programs to protect against the volatility of future cash flows caused by changes in exchange rates. The Company's currency risk management program includes forward foreign exchange contracts designated as cash flow hedges. These forward foreign exchange contracts generally mature within periods of up to 24 months. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Derivative instruments measured at fair value and their classification in the consolidated balance sheets are presented in the following table (in thousands):

	Assets (liabilities) as of December 31, 2025		Assets (liabilities) as of December 31, 2024	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange forward contract derivatives in cash flow hedging relationships for operating expenses included in prepaid expenses and other short-term assets.	$187,767	$21,605	$131,363	$ 773
Foreign exchange forward contract derivatives in cash flow hedging relationships for operating expenses included in accrued expenses and other short-term liabilities	$ —	$ —	$ 56,256	$(2,902)
Foreign exchange forward contract derivatives in cash flow hedging relationships for operating expenses included in long-term other assets	$123,959	$ 6,465	$ 96,950	$ 3,083
Foreign exchange forward contract derivatives in cash flow hedging relationships for revenues included in prepaid expenses and other short-term assets	$ —	$ —	$142,051	$ 7,326
Foreign exchange forward contract derivatives in cash flow hedging relationships for revenues included in accrued expenses and other short-term liabilities.	$128,132	$(2,515)	$ —	$ —
Foreign exchange forward contract derivatives in cash flow hedging relationships for revenues included in long-term other liabilities	$185,688	$(1,691)	$ —	$ —

Net gains (losses) related to cash flow hedges that were reclassified from accumulated other comprehensive income to the consolidated statements of operations are presented in the following table (in thousands):

	Year ended December 31,		
	2025	2024	2023
Revenues.	$ 846	$ 580	$ —
Cost of revenues	213	(159)	—
Research and development	2,363	(8,425)	(10,908)
Sales and marketing	281	(274)	—
General and administrative.	699	(2,399)	(3,348)
Financial income, net	(298)	(164)	—
Total net gain (loss) related to cash flow hedges	$4,104	$(10,841)	$(14,256)

No material ineffective hedges were recognized for the years ended December 31, 2025, 2024 and 2023 in the consolidated statement of operations.

u. Retirement and Severance Pay:

VSI and Varonis U.S. Public Sector LLC ("VPS") make available to its employees a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. VSI and VPS match 100% of each participant's contributions up to a maximum of 3% of the participant's total pay and 50% of each participant's contributions on contributions between 3% and 5% of the participant's total pay. Each participant may contribute up to 80% of total remuneration up to the Internal Revenue Service's annual contribution limit. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statements of operations.

Varonis Systems Ltd ("VSL") makes available to its employees, pursuant to Israel's Severance Pay Law, severance pay equal to one month's salary for each year of employment, or a portion thereof. The employees of the Israeli subsidiary elected to be included under section 14 of the Severance Pay Law, 1963 ("section 14"). According to this section, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with section 14 release the Company from any future severance payments (under the above Israeli Severance Pay Law) in respect of those employees; therefore, related assets and liabilities are not presented in the balance sheet.

The Company's liability for severance pay for the employees of its French subsidiary is calculated pursuant to French law, according to which French employees are entitled to an indemnity (a statutory redundancy). The law provides for the payment of severance payment to any employee working for the French subsidiary for at least a year.

In addition, the Company also makes available pension plans to employees of other subsidiaries in which it operates. Total expenses related to retirement and severance pay amounted to $16,823, $13,774 and $11,707 for the years ended December 31, 2025, 2024 and 2023, respectively. The amount of severance payable included in other liabilities as of December 31, 2025 and 2024 is $3,012 and $2,952, respectively.

v. Basic and Diluted Net Loss Per Share:

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is computed by giving effect to all potentially dilutive securities, including stock options, restricted stock units, performance stock units and the shares related to the conversion of the 1.25% Convertible Senior Notes issued by the Company on May 11, 2020 and matured August 15, 2025 in an aggregate principal amount of $253,000 (the "2025 Notes") and the 1.00% Convertible Senior Notes issued by the Company on September 10, 2024 and due September 15, 2029 in an aggregate principal amount of $460,000 (the "2029 Notes" and, together with the 2025 Notes, the "Notes"), to the extent dilutive.

Basic and diluted net loss per share were the same for each period presented as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive. There were 8,562,690, 7,645,858 and 8,824,701 potentially dilutive shares from the conversion of outstanding stock options, restricted stock units and performance stock units that were not included in the calculation of diluted net loss per share for the years ending December 31, 2025, 2024 and 2023, respectively. Additionally, 6,781,660 shares underlying the conversion option of the 2029 Notes for the year ending December 31, 2025, 14,971,860 shares underlying the conversion of the Notes for the year ending December 31, 2024 and 8,239,254 shares underlying the conversion option of the 2025 Notes for the year ending December 31, 2023, were not considered in the calculation of diluted net loss per share as the effect would be anti-dilutive.

w. Recently Adopted Accounting Pronouncements:

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740) - *Improvements to Income Tax Disclosures*. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis, which resulted in updated income tax disclosures. See Note 12 in the accompanying notes to the consolidated financial statements for further detail.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326) - *Measurement of Credit Losses for Accounts Receivable and Contract Assets.* The ASU provides a practical expedient to measure credit losses on current accounts receivable and contract assets under ASC No. 606, "Revenue from Contracts with Customers." The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For public business entities, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption of ASU 2025-05 is permitted. The Company adopted ASU 2025-05 during the year ended December 31, 2025, on a prospective basis, which did not have a material impact on the consolidated financial statements.

x. Recently Issued Accounting Pronouncements Not Yet Adopted:

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) - *Disaggregation of Income Statement Expenses*. The ASU requires, among other items, additional disaggregated disclosures in the notes to the financial statements for certain categories of expenses that are included in the consolidated statements of operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) - *Targeted Improvements to the Accounting for Internal-Use Software.* The ASU was updated to consider different methods of software development and requires internal use software costs to be capitalized when management has authorized and committed to funding the software project and when significant uncertainty associated with the development of the software has been resolved. The amendments in this ASU are required to be adopted for annual and interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) - *Narrow-Scope Improvements.* The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

NOTE 3:- PREPAID EXPENSES AND OTHER SHORT-TERM ASSETS

Prepaid expenses and other short-term assets consist of the following (in thousands):

	December 31,	
	2025	**2024**
Government authorities and other receivables	$ 46,518	$ 46,053
Deferred commission	45,723	34,132
Foreign currency forward contracts derivatives	21,605	8,099
Prepaid expenses	20,921	28,540
Prepaid expenses and other short-term assets	$134,767	$116,824

NOTE 4:- PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following (in thousands):

	December 31,	
	2025	2024
Cost:		
Leasehold improvements	$49,788	$45,062
Computer equipment	32,251	30,933
Office furniture and equipment	6,573	6,078
Internal-use software	3,660	—
	92,272	82,073
Accumulated depreciation	56,240	51,278
Property and equipment, net	$36,032	$30,795

Depreciation expense of property and equipment, net for the years ended December 31, 2025, 2024 and 2023 were $11,256, $9,863 and $10,177, respectively.

NOTE 5:- ACCRUED EXPENSES AND OTHER SHORT-TERM LIABILITIES

Accrued expenses and other short-term liabilities consist of the following (in thousands):

	December 31,	
	2025	2024
Government authorities and other	$ 91,129	$ 59,904
Accrued commissions	56,212	35,868
Employees and payroll related	38,054	24,693
Accrued expenses	27,762	30,718
Operating lease liabilities, current	9,739	10,845
Foreign exchange forward contract derivatives	2,515	2,902
Accrued expenses and other short-term liabilities	$225,411	$164,930

NOTE 6:- LEASES

The Company has various operating leases for office space and vehicles that expire through 2035. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. Below is a summary of the Company's operating right-of-use assets and operating lease liabilities (in thousands):

	December 31, 2025
Operating lease right-of-use assets	$57,677
Operating lease liabilities, current	$ 9,739
Operating lease liabilities, long-term	59,749
Total operating lease liabilities	$69,488

Operating lease liabilities, current are included within accrued expenses and other short-term liabilities in the consolidated balance sheets.

Some leases include one or more options to renew. The exercise of lease renewal options is typically at the Company's sole discretion; therefore, the majority of renewals to extend the lease terms are not included in the Company's right-of-use assets and lease liabilities, as they are not reasonably certain of exercise. The Company regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. Lease modifications result in remeasurement of the right-of-use assets and lease liabilities.

Some of the real estate leases contain variable lease payments, including payments based on a CPI. Variable lease payments based on a CPI are initially measured using the index in effect at lease commencement. Additional payments based on the change in a CPI are recorded as a period expense when incurred.

The Company has deposit guarantees issued by a financial institution to secure various operating lease agreements in connection with its office space.

Minimum lease payments for the Company's right-of-use assets over the remaining lease periods as of December 31, 2025, are as follows (in thousands):

	December 31, 2025
2026	$ 12,588
2027	13,020
2028	9,842
2029	11,414
2030	10,277
Thereafter	24,808
Total undiscounted lease payments	$ 81,949
Less: Imputed interest	$(12,461)
Present value of lease liabilities	$ 69,488

As of December 31, 2025, the Company has an additional operating lease that has not yet commenced of $9,040. This operating lease is expected to commence in the first quarter of 2026 with a lease term of five years.

The weighted average remaining lease term and discount rate for all operating leases were as follows, as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Weighted average remaining lease term (years)	7.61	5.39
Weighted average discount rate	4.27%	2.89%

Total operating lease cost for the years ended December 31, 2025, 2024 and 2023 was $9,868, $9,812 and $9,803, inclusive of sublease income of $1,635, $1,154 and $1,772, respectively and short-term lease cost of $908, $1,091 and $400, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2025, 2024 and 2023 was $8,578, $8,242 and $11,044, respectively.

NOTE 7:- CONVERTIBLE SENIOR NOTES AND CAPPED CALL TRANSACTIONS

2025 Notes

The Company issued the 2025 Notes in an aggregate principal amount of $253,000 pursuant to an Indenture dated May 11, 2020 (the ''2025 Indenture''). The net proceeds to the Company after issuance costs were approximately $245,158. The Company used $29,348 of the net proceeds from the offering to pay the cost of the capped call transactions described below.

The 2025 Notes were settled prior to or on their maturity date of August 15, 2025 in accordance with the terms of the 2025 Indenture. During the year ended December 31, 2025, the Company received and settled conversion notices from holders of $251,439. The unconverted principal of the 2025 Notes and the accrued interest due at maturity were settled in cash.

2029 Notes

The Company issued the 2029 Notes pursuant to an Indenture dated September 10, 2024 (the ''2029 Indenture''). The offering totaled $460,000 aggregate principal amount. The net proceeds to the

Company after issuance costs were approximately $449,649. The Company used $55,522 of the net proceeds from the offering to pay the cost of the capped call transactions described below.

The 2029 Notes will mature on September 15, 2029, unless earlier converted, redeemed or repurchased. Interest will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2025, at a rate of 1.00% per year.

The initial conversion rate for the 2029 Notes is 14.7419 shares of the Company's common stock for each $1,000 principal amount of the 2029 Notes, which is equivalent to an initial conversion price of approximately $67.83 per share. The conversion rate is subject to adjustment in specified events. The 2029 Notes are convertible into shares of the Company's common stock, at the option of a holder, prior to the close of business on the business day immediately preceding March 15, 2029, only under the following circumstances:

(1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2024 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

(2) during the five consecutive business day period immediately after any five consecutive trading day period (the "measurement period") in which the "trading price" (as defined in the 2029 Indenture) per $1,000 principal amount of the 2029 Notes, as determined following a request by a holder of the 2029 Notes in the manner described in the 2029 Indenture, for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day;

(3) if the Company calls any or all of the 2029 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

(4) upon the occurrence of certain corporate events specified in the 2029 Indenture.

In addition, on or after March 15, 2029, a holder may convert all or any portion of its 2029 Notes at any time. Upon conversion, the Company may elect to repay the 2029 Notes in cash, shares of common stock, or a combination of both. As of December 31, 2025, the 2029 Notes were classified as long-term in the Company's consolidated balance sheets.

Effective September 20, 2027, the Company may redeem the 2029 Notes for cash, at its option, subject to the terms and conditions provided in the 2029 Indenture.

In accordance with ASC No. 470, "Debt", the Company accounts for the 2029 Notes as a single liability measured at amortized cost. The carrying value of the liability is represented by the face amount of the 2029 Notes, less debt issuance costs. The total offering costs upon issuance of the 2029 Notes are amortized as interest expense over the term of the 2029 Notes, using the effective interest rate method.

The net carrying amount of the Notes were as follows (in thousands):

	December 31, 2025			December 31, 2024		
	2025 Notes	2029 Notes	Total	2025 Notes	2029 Notes	Total
Liability						
Principal.	$—	$460,000	$460,000	$251,494	$460,000	$711,494
Unamortized issuance costs.	—	(7,741)	(7,741)	(965)	(9,757)	(10,722)
Net carrying amount	$—	$452,259	$452,259	$250,529	$450,243	$700,772

The effective interest rate for the year ended December 31, 2025 was 1.86% and 1.46% for the 2025 and 2029 Notes, respectively. The interest expense recognized related to the Notes for the years ended December 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year ended December 31, 2025		
	2025 Notes	2029 Notes	Total
Contractual interest expense	$1,957	$4,600	$6,557
Amortization of debt issuance costs	960	2,016	2,976
Total	$2,917	$6,616	$9,533

	Year ended December 31, 2024		
	2025 Notes	2029 Notes	Total
Contractual interest expense	$3,159	$1,406	$4,565
Amortization of debt issuance costs	1,550	594	2,144
Total	$4,709	$2,000	$6,709

	Year ended December 31, 2023		
	2025 Notes	2029 Notes	Total
Contractual interest expense	$3,163	$—	$3,163
Amortization of debt issuance costs	1,514	—	1,514
Total	$4,677	$—	$4,677

As of December 31, 2025 and 2024, the total estimated fair value of the 2029 Notes was approximately $429,028 and $431,851, respectively. The fair values were determined based on the closing trading price per $100 of the 2029 Notes as of the last day of trading for the period. The fair value of the 2029 Notes is primarily affected by the trading price of the Company's common stock and market interest rates. The fair value of the 2029 Notes is considered Level 2 within the fair value hierarchy and was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data.

Capped Call Transactions

In May 2020 and September 2024, in connection with the pricing of the 2025 and 2029 Notes, respectively, the Company entered into privately negotiated capped call transactions (the "Capped Call Transactions"). The Capped Call Transactions are generally expected to reduce the potential dilution to the Company's common stock upon any conversion of the Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap initially equal to $47.24 and $104.36, for the 2025 and 2029 Notes, respectively.

The Capped Call Transactions are considered a freestanding instrument in accordance with ASC No. 480, "Distinguishing Liabilities from Equity", as they were entered into separately and apart from the Notes and since the conversion or redemption of the Notes does not automatically result in the exercise of the Capped Call Transactions. As the Capped Call Transactions are considered indexed to the Company's stock and are considered equity classified, they are recorded in stockholders' equity in the consolidated balance sheets and are not accounted for as derivatives. The cost of the Capped Call Transactions for the 2025 and 2029 Notes were approximately $29,348 and $55,522, respectively, and were recorded as a reduction to additional paid-in capital.

In connection with the maturity of the 2025 Notes, the capped call transactions entered into in May 2020 were exercised and net share settled. The Company received and subsequently retired 2,604,434 shares of its common stock.

NOTE 8:- BUSINESS COMBINATIONS

Cyral, Inc. ("Cyral")

On March 17, 2025, the Company completed the acquisition of the share capital of Cyral, a provider of DAM software that uses agentless and stateless interception technology, which has been combined with the Company's database security capabilities. The acquisition was accounted for as a business combination in accordance with ASC No. 805, "Business Combinations." The transaction price was for $25,486 in cash and comprised of the fair value of total consideration transferred ("Purchase Price") and an aggregate conditional consideration of $2,435, subject to employee retention and potential indemnification claims. From the purchase price, $3,502 was held back for potential indemnification claims. The conditional consideration is recorded as research and development compensation expense in the consolidated statements of operations.

The allocation of the purchase price for the acquisition is not finalized as of December 31, 2025, and is subject to adjustment as the Company completes the valuation analysis of the acquisition. The following table summarizes the preliminary allocation of the purchase price to the fair value of the tangible and intangible assets acquired and liabilities assumed as of the acquisition date (in thousands, except useful life):

	Purchase Price Allocation	Estimated Weighted Average Useful Life (in years)
Net tangible assets acquired	$ 396	
Developed technology intangible asset	5,900	9
Non-compete intangible asset	40	3
Goodwill	16,715	
Total purchase price	$23,051	

The fair value of the developed technology intangible asset of $5,900 was estimated using the multi-period excess earnings method, which utilizes assumptions including projected future revenue generated from the acquired developed technology, projected profit margin, discount rate, and the technology obsolescence curve. The excess of the purchase price and liabilities assumed over the fair value of tangible and identifiable intangible assets acquired was recorded as goodwill. The Company believes the goodwill represents the synergies expected from expanded market opportunities when integrating the business with the Company's offerings. The goodwill is deductible for income tax purposes.

Acquisition-related costs of $662 are included in general and administrative expenses in the consolidated statements of operations.

The pro forma results of operations related to this acquisition have not been disclosed, as they are immaterial to the Company's consolidated financial statements.

SlashNext, Inc. ("SlashNext")

On August 28, 2025, the Company completed the acquisition of the share capital of SlashNext, an AI-native email security provider that detects advanced phishing and social engineering attacks, which, together with MDDR, has been integrated with the Company's technology platform. The acquisition was accounted for as a business combination in accordance with ASC No. 805, "Business Combinations." The transaction price was for $105,953 in cash and comprised of the fair value of total consideration transferred and an aggregate conditional consideration of $4,662, subject to employee retention, along with the settlement of a $4,156 pre-existing relationship. The conditional consideration is recorded as research and development compensation expense in the consolidated statements of operations.

The allocation of the purchase price for the acquisition is not finalized as of December 31, 2025, and is subject to adjustment as the Company completes the valuation analysis of the acquisition. The following table summarizes the preliminary allocation of the purchase price to the fair value of the tangible and intangible assets acquired and liabilities assumed as of the acquisition date (in thousands, except useful life):

	Purchase Price Allocation	Estimated Weighted Average Useful Life (in years)
Net tangible assets (liabilities) acquired	$ (1,779)	
Developed technology intangible asset	8,400	7
Customer relationship intangible asset	3,400	10
Goodwill	95,426	
Total purchase price	$105,447	

The fair values of the developed technology and customer relationship intangible assets were estimated using the following methods, respectively (including valuation assumptions): relief from royalty (projected future revenue generated from the acquired developed technology, royalty and discount rates and the technology obsolescence curve) and the multi-period excess earnings method (projected future revenue generated from the acquired customers, projected profit margin, discount rate and the customer survival curve). The excess of the purchase price and liabilities assumed over the fair value of tangible and identifiable intangible assets acquired was recorded as goodwill. The Company believes the goodwill represents the synergies expected from expanded market opportunities when integrating the business with the Company's offerings. The goodwill is not deductible for income tax purposes. Acquisition-related costs of $1,469 are included in general and administrative and research and development expenses in the consolidated statements of operations.

The pro forma results of operations related to this acquisition have not been disclosed, as they are immaterial to the Company's consolidated financial statements.

NOTE 9:- GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the purchase price over the identifiable tangible and intangible assets acquired less liabilities assumed arising from business combinations. The Company believes the goodwill represents the synergies expected from expanded market opportunities when integrating with its offerings.

All goodwill balances are subject to annual goodwill impairment testing. As of December 31, 2025, the Company concluded that no impairment for goodwill was required. The change in the carrying amount of goodwill during the year ended December 31, 2025 is due to the Cyral and SlashNext acquisitions. For additional information regarding the acquisitions, see Note 8 of the consolidated financial statements. There were no additions or any other changes to the carrying amount of goodwill during the year ended December 31, 2024.

The following table reflects goodwill activity for the year ended December 31, 2025 (in thousands):

	Amount
Balance at December 31, 2024	$ 23,135
Goodwill acquired	112,141
Balance at December 31, 2025	$135,276

Intangible Assets, net

The total cost and amortization of the Company's intangible assets for the period ended December 31, 2025 is comprised of the following (in thousands):

	December 31, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$14,300	$ (926)	$13,374
Customer relationship	3,400	(116)	3,284
Non-compete	40	(11)	29
Total	$17,740	$(1,053)	$16,687

Intangible assets are expensed on a straight-line basis over the useful life of the asset. The Company recorded amortization expense of $1,053, $1,263 and $1,525 for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table summarizes estimated future amortization expense of the Company's intangible assets as of December 31, 2025 (in thousands):

Years ending December 31,	Amount
2026	$ 2,209
2027	2,209
2028	2,198
2029	2,196
2030	2,195
Thereafter	5,680
Total future amortization expense	$16,687

NOTE 10:- FAIR VALUE MEASUREMENTS

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level to classify them for each reporting period. There have been no transfers between fair value measurement levels during the years ended December 31, 2025 and 2024. The carrying amounts of cash and cash equivalents, trade receivables, short-term deposits and trade payables approximate their fair value due to the short-term maturity of such instruments.

The following table sets forth the Company's assets and liabilities that were measured at fair value as of December 31, 2025 and 2024 by level within the fair value hierarchy (in thousands):

	As of December 31, 2025			As of December 31, 2024		
	Level I	Level II	Level III	Level I	Level II	Level III
Financial assets:						
Cash equivalents:						
Money market funds	$120,155	$ —	$—	$133,113	$ —	$—
Marketable securities:						
US Treasury securities	—	681,225	—	—	343,383	—
Prepaid expenses and other short-term assets:						
Forward foreign exchange contracts	—	21,605	—	—	8,099	—
Long-term marketable securities:						
US Treasury securities	—	187,202	—	—	658,896	—
Long-term other assets:						
Forward foreign exchange contracts	—	6,465	—	—	3,083	—

	As of December 31, 2025			As of December 31, 2024		
	Level I	Level II	Level III	Level I	Level II	Level III
Financial liabilities:						
Accrued expenses and other short-term liabilities:						
Forward foreign exchange contracts . . .	—	(2,515)	—	—	(2,902)	—
Long-term other liabilities:						
Forward foreign exchange contracts . . .	—	(1,691)	—	—	—	—
Total financial assets, net	$120,155	$892,291	$—	$133,113	$1,010,559	$—

See Note 8, "Business Combinations", for the estimated fair value of acquired net tangible and intangible assets and liabilities and Note 7, "Convertible Senior Notes and Capped Call Transactions", for the carrying amount and estimated fair value of the Company's 2029 Notes, as of December 31, 2025. Marketable securities and derivative instruments are classified within Level 2, as these assets are valued using alternative pricing sources utilizing market observable inputs.

NOTE 11:- STOCKHOLDERS' EQUITY

a. Common stock rights:

The Company's Amended and Restated Certificate of Incorporation authorizes the Company to issue 200,000,000 shares of common stock, par value $0.001 per share.

The common stock confers upon its holders the right to participate in the general meetings of the Company, to vote at such meetings (each share represents one vote), to elect board members and to participate in any distribution of dividends or any other distribution of the Company's property, including the distribution of surplus assets upon liquidation.

b. Stock plans:

On November 14, 2013, the Company's board of directors adopted the Varonis Systems, Inc. 2013 Omnibus Equity Incentive Plan (the "2013 Plan") which was subsequently approved by the Company's stockholders. The Company initially reserved 5,713,899 shares of common stock for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company and its subsidiaries. Since January 1, 2016, the share reserve under the 2013 Plan has been automatically increased by an aggregate of 27,579,672 shares. Awards granted under the 2013 Plan generally vest over four years. No awards were granted under the 2013 Plan subsequent to June 5, 2023, and no further awards will be granted under the 2013 Plan.

On October 22, 2020, and as part of the Polyrize Security Ltd. ("Polyrize") acquisition, the Company's board of directors approved the assumption of a certain portion of Polyrize Options pursuant to the terms and conditions of the Polyrize 2019 Share Incentive ("Polyrize Plan"). No further awards were or will be granted under the Polyrize Plan.

On April 20, 2023, the Company's board of directors adopted the Varonis Systems, Inc. 2023 Omnibus Equity Incentive Plan (the "2023 Plan"), subject to approval by the Company's stockholders. On June 5, 2023, the Company's stockholders approved the 2023 Plan which became effective and replaced the 2013 Plan. The Company initially reserved 5,500,000 shares of common stock for issuance under the 2023 Plan to employees, directors, officers and consultants of the Company and its subsidiaries. Since June 5, 2023, the Company's stockholders have approved an additional 6,280,000 shares under the 2023 Plan, including the Company's stockholders approval that occurred on June 5, 2025 for an additional 1,880,000 shares.

There were no options granted in 2025 pursuant to the 2013 Plan, Polyrize Plan or 2023 Plan (collectively "Stock Plans"). Total intrinsic value of options exercised for the years ended December 31, 2025, 2024 and 2023 was $162, $22,174 and $2,469, respectively. As of December 31, 2025 there was no unrecognized compensation cost related to employees and non-employees unvested stock options as all options have vested.

c. Restricted stock units ("RSUs") and performance stock units ("PSUs"):

A summary of RSUs and PSUs for employees, consultants and non-employee directors of the Company for the year ended December 31, 2025 is as follows:

	Number of shares underlying outstanding RSUs and PSUs	Weighted-average grant date fair value
Unvested balance as of January 1, 2025	7,642,492	$38.60
Granted	4,315,985	$45.64
Vested	(2,621,234)	$40.85
Forfeited	(774,598)	$41.77
Unvested balance as of December 31, 2025	8,562,645	$38.60

For the periods ended December 31, 2025, 2024 and 2023, the weighted-average grant date fair value of RSU and PSU shares granted was $45.64, $43.38 and $28.74, respectively. For the periods ended December 31, 2025, 2024 and 2023, the total fair value of RSU and PSU shares that vested was $114,186, $162,694 and $85,475, respectively.

As of December 31, 2025 and 2024, there was $231,295 and $181,874, respectively, of total unrecognized compensation cost related to employees and non-employees unvested restricted stock units and performance stock units which is expected to be recognized over a weighted-average period of 2.067 and 2.082 years, respectively.

d. Employee Stock Purchase Plans

On May 5, 2015, the Company's stockholders approved the Varonis Systems, Inc. 2015 Employee Stock Purchase Plan (the "2015 ESPP"), which the Company's board of directors had adopted on March 19, 2015. The 2015 ESPP became effective as of June 30, 2015. The Company initially reserved 1,500,000 shares of common stock for issuance under the 2015 ESPP. The number of shares available for issuance under the 2015 ESPP was increased on January 1, 2016 and has been increased each January 1 thereafter. Since January 1, 2016, the share reserve under the 2015 ESPP has been automatically increased by an aggregate of 4,321,921 shares. There will be no further offering periods under the 2015 ESPP.

On June 5, 2025, the Company's stockholders approved the Varonis Systems, Inc. 2025 Employee Stock Purchase Plan (the "2025 ESPP", together with the 2015 ESPP, the "ESPP plans"), which the Company's board of directors adopted on April 17, 2025. The Company initially reserved 8,000,000 shares of common stock for issuance under the 2025 ESPP. The 2025 ESPP will continue in effect until the earlier of (i) the date when no shares of common stock are available for issuance thereunder, or (ii) June 5, 2035; unless terminated prior thereto by the Company's board of directors or compensation committee, each of which has the right to terminate the 2025 ESPP at any time.

The ESPP plans allow eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of their eligible compensation, at not less than 85% of the fair market value of the Company's common stock on the first day or last trading day in the offering period, subject to any plan limitations.

The following table summarizes the assumptions used in the Black-Scholes option-pricing model to estimate the stock-based compensation expense on the date of grant for the ESPP plans:

	Year ended December 31,		
	2025	2024	2023
Expected term (in years)	0.5	0.5	0.5
Risk-free interest rate	4.0% - 4.3%	4.8% - 5.3%	5.2% - 5.5%
Expected stock price volatility	30.1% - 34.1%	32.8% - 35.4%	37.7% - 75.0%
Dividend yield	0.0%	0.0%	0.0%

e. Stock-based compensation expense:

The Company recognized stock-based compensation expense in the consolidated statements of operations as follows (in thousands):

| | Year ended December 31, | | |
	2025	2024	2023
Cost of revenues.	$ 5,924	$ 5,192	$ 7,221
Research and development	44,370	41,766	48,679
Sales and marketing.	39,411	41,494	48,047
General and administrative	40,537	38,230	35,872
Total	$130,242	$126,682	$139,819

f. Share Repurchase Programs:

In October 2022, the Company's board of directors authorized a share repurchase program of up to $100,000 of the Company's common stock (the "October 2022 Share Repurchase Program"). Under the October 2022 Share Repurchase Program, the Company was authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The October 2022 Share Repurchase Program expired on October 31, 2023. The Company repurchased and subsequently retired 4,415,093 shares under its October 2022 Share Repurchase Program, for a total of $99,967.

In February 2025, the Company's board of directors authorized a share repurchase program of up to $100,000 of the Company's common stock (the "February 2025 Share Repurchase Program"). Under the February 2025 Share Repurchase Program, the Company was authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The Company completed its February 2025 Share Repurchase Program in April 2025. During 2025, the Company repurchased and subsequently retired 2,480,341 shares under its February 2025 Share Repurchase Program, for a total of $100,000.

In October 2025, the Company's board of directors authorized a share repurchase program of up to $150,000 of the Company's common stock (the "October 2025 Share Repurchase Program"). Under the October 2025 Share Repurchase Program, the Company is authorized to repurchase shares through open market purchases, privately-negotiated transactions or otherwise in accordance with applicable federal securities laws, including through Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The October 2025 Share Repurchase Program will expire in October 2026. The number of shares to be purchased and the timing of purchases will be based on the Company's trading windows, available liquidity, and general business and market conditions.

During 2025, the Company repurchased and subsequently retired 448,439 shares under its October 2025 Share Repurchase Program, for a total of $15,000. At December 31, 2025, the Company had $135,000 of capacity remaining under its October 2025 Share Repurchase Program.

NOTE 12:- INCOME TAXES

a. U.S. Tax Reform:

On December 22, 2017, the Tax Cuts and Jobs Act (the "TCJA") was signed into law. The TCJA makes broad and complex changes to the Code that impact the Company's provision for income taxes. The changes include, but are not limited to:

- Decreasing the corporate income tax rate from 35% to 21% effective for tax years beginning after December 31, 2017 ("Rate Reduction"); and

- Taxation of GILTI earned by foreign subsidiaries beginning after December 31, 2017. The GILTI tax imposes a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations.

- Beginning in 2022, the TCJA requires taxpayers to capitalize specified research and development expenses with amortization periods over five and fifteen years, which has increased the Company's tax liability in the U.S. As the Company has a valuation allowance against its deferred tax assets, including capitalized research and development costs, the taxable income in the United States has increased to account for the capitalization of research and development costs starting in 2022.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") entered into effect. This legislation introduces several measures, including provisions that allow for the immediate expensing of U.S. research and development expenses and certain capital expenditures, as well as changes to the U.S. taxation of profits derived from foreign operations. The OBBBA has multiple effective dates, with certain provisions that became effective in 2025 and others implemented through 2027.

Effective in July 2025, the TCJA, as revised by the OBBBA, requires all U.S. companies to capitalize and subsequently amortize specified research and development expenses over fifteen years for research and development activities conducted outside of the U.S.

GILTI Tax

Certain income (i.e., GILTI) earned by controlled foreign corporations ("CFCs") must be included currently in the gross income of the CFCs' U.S. shareholder. GILTI is the excess of the shareholder's "net CFC tested income" over the net deemed tangible income return.

For 2025, the Company is subject to tax on account of GILTI as it has net CFC tested income on an aggregated basis. The resulting tax liability is not significant due to utilization of carried forward net operating loss ("NOL") and research and development tax credits.

Accounting for the TCJA and OBBBA

The Company accounted for the tax impact related to the TCJA and believes its analysis to be completed. The Company recognizes that the IRS is continuing to publish and finalize ongoing guidance which may modify accounting interpretation for the TCJA. The Company would look to account for these impacts in the period of such change is enacted.

The Company accounted for the tax impact related to the OBBBA for legislation that was effective in 2025 and these matters did not have a material effect on the Company's effective tax rate. The Company recognizes that additional legislation becomes effective after 2025 and that the IRS is continuing to publish and finalize ongoing guidance which may modify accounting interpretation for the OBBBA. The Company would look to account for these impacts when effective and in the period of such change is enacted.

b. The Company:

The Company is taxed in accordance with U.S. tax laws.

As of December 31, 2025, the Company had gross federal NOL carry-forwards of approximately $211,483, of which $1,435 can be carried forward until December 31, 2037 and can fully offset taxable income, while $210,049 of which can be carried forward indefinitely but can only be used to offset 80% of taxable income. As of December 31, 2025, the Company had NOL carry-forwards for state and foreign income tax purposes of approximately $182,043 and $84,605, respectively. State NOL carry-forwards of $148,154 expire between 2027-2044 and the remainder do not expire. Foreign NOL carry-forwards do not expire. In addition, as of December 31, 2025, the Company had federal research credit carryforwards of approximately $10,533. If not utilized, the federal tax carryforwards will begin to expire in 2041.

A U.S. corporation's ability to utilize its federal and state NOL and tax credit carryforwards to offset its taxable income is limited under Section 382 and Section 383 of the Code if the corporation undergoes an ownership change (within the meaning of Code Section 382). In general, an "ownership change" occurs whenever the percentage of the stock of a corporation owned by "5-percent shareholders" (within the meaning of Code Section 382) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned by such "5-percent shareholders" at any time over the testing period.

An ownership change within the meaning of Code Section 382 would establish an annual limitation to the amount of federal and state NOL and tax credit carryforwards the Company could utilize to offset its taxable income or income tax in any single year. The annual limitation may result in the expiration of state net operating losses and federal and state credits before utilization and in the event we have a change of ownership, utilization of the carryforwards could be restricted.

c. Loss before income taxes is comprised as follows (in thousands):

	Year ended December 31,		
	2025	2024	2023
Domestic	$ (69,006)	$(19,840)	$(21,491)
Foreign	(47,314)	(63,167)	(65,427)
	$(116,320)	$(83,007)	$(86,918)

d. Income taxes is comprised as follows (in thousands):

	Year ended December 31,		
	2025	2024	2023
Current:			
Domestic:			
Federal	$ (1,002)	$ 15	$ (1,077)
State	665	1,511	2,420
Foreign	13,089	11,214	12,569
Total current income tax	$12,752	$12,740	$13,912
Deferred:			
Domestic:			
Federal	$ 153	$ 62	$ 61
State	12	12	21
Foreign	87	(56)	4
Total deferred income tax	$ 252	$ 18	$ 86
Income tax expense.	$13,004	$12,758	$13,998

e. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets are derived from its U.S. NOL carry-forwards and other temporary differences.

ASC No. 740 requires an assessment of both positive and negative evidence concerning the realizability of deferred tax assets in each jurisdiction. After considering evidence such as current and cumulative financial reporting incomes, the expected sources of future taxable income and tax planning strategies, the Company's management concluded that a valuation allowance is required in the United States and some foreign jurisdictions. A net deferred tax liability of $700 was recorded as of December 31, 2025. Future changes in these factors, including the Company's anticipated results, could have a significant impact on the realization of the deferred tax assets which would result in an increase or decrease to the valuation allowance and a corresponding charge to income tax expense. The Company reevaluates the judgements surrounding its estimates and makes adjustments as appropriate each reporting period.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Carry forward losses and credits	$ 63,310	$ 42,218
Deferred revenues	2,399	—
Accrued payroll, commissions, vacation	14,601	14,409
Equity compensation	38,841	36,169
Allowance for credit losses	774	2,521
Accrued severance pay	229	240
Operating lease liabilities	12,233	7,226
Research and development capitalized expense	102,094	91,706
Other	12,198	5,367
Deferred tax assets before valuation allowance	246,679	199,856
Valuation allowance	(215,693)	(181,124)
Deferred tax assets	$ 30,986	$ 18,732
Deferred tax liability:		
Deferred commissions	$ (20,121)	$ (12,548)
Operating lease right-of-use assets	(10,303)	(5,373)
Other	(1,262)	(1,245)
Deferred tax liability	$ (31,686)	$ (19,166)
Net deferred tax liability	$ (700)	$ (434)

The change in the valuation allowance was an increase of $34,569 and $11,650 during 2025 and 2024, respectively.

f. Reconciliation of the theoretical tax expenses:

The company adopted ASU 2023-09 for the year ended December 31, 2025 on a prospective basis. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of operations is as follows (in thousands, except for percentages):

	Year ended December 31, 2025	
	Amount	Percent
Provision computed at federal statutory rate	$(24,427)	21.0%
State and local income taxes, net of federal income tax effect*	612	(0.5)
Foreign tax effects:		
Israel:		
Statutory tax rate difference between Israel and the United States	(1,071)	0.9
Effect of Investment Law	3,749	(3.2)
Changes in valuation allowance	2,686	(2.3)
Other adjustments	(192)	0.2
Other foreign jurisdictions	(1,284)	1.1
Effect of cross-border tax laws:		
Global intangible low-taxed income inclusion	2,803	(2.4)
Tax credits:		
Research and development tax credit	(3,187)	2.7
Changes in valuation allowances	3,085	(2.7)

	Year ended December 31, 2025	
	Amount	Percent
Non-taxable or non-deductible items:		
Equity-based compensation expenses	(3,562)	3.1
Section 162(m) limitation on officer compensation.	14,270	(12.3)
Other.	1,893	(1.6)
Changes in unrecognized tax benefits	17,629	(15.2)
Income tax expense	$13,004	(11.2)%

---

* State taxes in Massachusetts, New York and Virginia made up the majority (greater than 50 percent) of the tax effect in this category.

	Year ended December 31,	
	2024	2023
Loss before income taxes, as reported in the consolidated statements of operations	$(83,007)	$(86,918)
Statutory tax rate	21%	21%
Theoretical tax benefits on the above amount at the US statutory tax rate	$(17,431)	$(18,253)
Income tax at rate other than the U.S. statutory tax rate	3,207	6,954
Non-deductible expenses including equity based compensation expenses	(339)	(3,983)
Operating losses and other temporary differences for which valuation allowance was provided	12,096	27,291
Research and development tax credit	(2,525)	(1,516)
State tax	(1,204)	(1,780)
Impact of rate change	999	(3,199)
Change in tax reserve for uncertain tax positions	17,083	7,869
Other individually immaterial income tax items	872	615
Actual tax expense	$ 12,758	$ 13,998

g. A reconciliation of the beginning and ending amounts of unrecognized tax benefits, including interest and penalties, in the years ended December 31, 2025 and 2024 are as follows (in thousands):

Gross unrecognized tax benefits as of January 1, 2024	$25,193
Increase in tax position for current year	10,487
Increase in tax position for prior years	7,088
Decrease in tax position for prior years	(287)
Decrease for lapse of statute of limitations/settlements	(205)
Gross unrecognized tax benefits as of December 31, 2024	$42,276
Increase in tax position for current year	12,989
Increase in tax position for prior years	11,635
Decrease in tax position for prior years	(1,104)
Decrease for lapse of statute of limitations/settlements	(131)
Gross unrecognized tax benefits as of December 31, 2025	$65,665

There was $65,665 of unrecognized income tax benefits that, if recognized, approximately $50,474 would impact the effective tax rate after consideration of valuation allowance on deferred tax assets in the period in which each of the benefits is recognized. The Company includes interest and penalties related to unrecognized tax benefits within the provision for income taxes in the consolidated statements of operations. The total amount of interest and penalties is approximately $5,009 as of December 31, 2025, which is included in the table above.

h. Foreign taxation:

1. Israeli tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"):

VSL has utilized various benefits under the Investment Law. Those benefits relate only to taxable income attributable to the specific investment program and are conditioned upon meeting the terms stipulated in the Investment Law, the related regulations and the applicable certificate of approval. If VSL does not fulfill these conditions, in whole or in part, the benefits will most likely be cancelled, and VSL may be required to refund the benefits, in an amount linked to the Israeli consumer price index plus interest.

If cash dividends are distributed out of tax-exempt profits in a manner other than upon complete liquidation, VSL will then become liable for tax at the rate of 10% - 25% (depending on the level of foreign investments in VSL) in respect of the amount distributed.

2. Undistributed earnings of foreign subsidiaries:

In general, it is the Company's practice and intention to reinvest the earnings of its non-U.S. subsidiaries in those operations. Undistributed earnings, if any, of foreign subsidiaries are immaterial for all periods presented. Because the Company's non-U.S. subsidiary earnings have previously been included in the computation of the one-time Transition Tax on foreign earnings required by the TCJA and throughout the years have been included in the GILTI computations, any additional taxes due with respect to such earnings or the excess of the amount for financial reporting over the tax basis of its foreign investments would generally be limited to foreign withholding taxes and/or U.S. state income taxes.

i. Tax assessments:

As of December 31, 2025, the Company's federal tax returns for the years 2010 through the current period, excluding the 2016 tax year which was audited by the Internal Revenue Service, and most state tax returns for the years 2009 through the current period, are still open to examination. The Company remains open to examination to the extent net carry-over unused operating losses and tax credit attributable to those years remain unutilized.

The Israeli Tax Authority is conducting an income tax audit for the years 2020-2023 and a value added tax audit for the years 2020-2025. In early 2026, New York state initiated a corporate income tax audit for the years 2022-2024.

The Company has final income tax assessments for VSL through 2019.

j. Income tax payments:

Pursuant to the disclosure requirements of ASU 2023-09, below is a summary of income taxes paid, net of refunds received, by jurisdiction for the year ended December 31, 2025 (in thousands):

	Year ended December 31, 2025
Cash taxes paid (refunds received)	
Federal income taxes	$ 4,082
State and local income taxes:	
New York State	370
New York City	275
Montana	(351)
Florida	(241)
Other	346
Total state and local income taxes, net of refunds	399
Foreign income taxes:	
France	598
Canada	373
Israel	(2,231)
Other foreign jurisdictions	364
Total foreign income taxes, net of refunds	(896)
Total cash paid for income taxes, net of refunds	$ 3,585

NOTE 13:- FINANCIAL INCOME, NET

	Year ended December 31, (in thousands)		
	2025	2024	2023
Financial income:			
Interest on bank deposits and other	$ 49,946	$30,355	$25,207
Accretion of discount on marketable securities, net	—	12,690	9,354
Foreign exchange gains, net	—	—	916
	49,946	43,045	35,477
Financial expenses:			
Foreign exchange losses, net	7,147	827	—
Interest expenses, principally from convertible notes	6,568	4,571	3,197
Amortization of debt issuance costs	2,976	2,144	1,514
Amortization of premium on marketable securities, net	2,267	—	—
Bank and other charges	794	859	461
	(19,752)	(8,401)	(5,172)
Financial income, net	$ 30,194	$34,644	$30,305

NOTE 14:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMER DATA

ASC No. 280, "Segment Reporting," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company manages its business on the basis of one reportable segment and unit and derives revenues mainly from SaaS revenues, term license subscriptions and maintenance and services fees (see Note 1 for a brief description of the Company's business and Note 2n for details on the Company's revenue recognition).

The CODM of the Company is the Chief Executive Officer. The CODM assesses the performance of the Company and decides how to allocate resources based upon consolidated net loss that is also reported within the Consolidated Statements of Operations. The measure of segment assets that is reviewed by the CODM is reported within the Consolidated Balance Sheets as consolidated total assets. The CODM uses consolidated net loss to monitor period-over-period results and decides where to allocate and invest additional resources within the business to continue growth. The following is a summary of the significant expense categories and consolidated net loss details provided to the CODM (in thousands):

	Year ended December 31,		
	2025	2024	2023
Total revenues	$ 623,532	$550,950	$ 499,160
Less:			
Stock-based compensation	130,242	126,682	139,819
Other segment items (*)	622,614	520,033	460,257
Net loss	$(129,324)	$ (95,765)	$(100,916)

(*) Other segment expense items included within net loss include payroll, financial income, net, marketing activities, overhead and depreciation, travel and entertainment, income taxes, information technology and communication, department activities, amortization of acquired intangibles and other miscellaneous expenses. See the consolidated financial statements for other financial information regarding the Company's operating segment.

Summary information about geographic areas (in thousands):

| | Year ended December 31, | | |
	2025	2024	2023
Revenues based on customer's location:			
United States	$440,468	$400,778	$358,258
EMEA	133,591	114,355	109,587
Rest of the World	49,473	35,817	31,315
Total revenues	$623,532	$550,950	$499,160

During the years ended December 31, 2025, 2024 and 2023, respectively, there were no revenues to a single customer exceeding 10% of the Company's total revenues.

The following is a summary of long-lived assets, including property and equipment, net and operating lease right-of-use assets, within geographic areas (in thousands):

| | December 31, | |
	2025	2024
Long-lived assets by geographic region:		
Israel	$49,914	$32,026
United States	33,112	31,725
Ireland	6,784	11,326
Other	3,899	1,311
	$93,709	$76,388

NOTE 15:- SUBSEQUENT EVENTS

On February 3, 2026, the Company entered into a definitive agreement to acquire all the shares of AllTrue.ai Inc., an AI security company that adds end-to-end visibility and guardrails for AI tools, for approximately $126,000 in cash consideration, subject to customary purchase price adjustments. The acquisition is expected to close during the first quarter of 2026, subject to the satisfaction of closing conditions.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, or disagreements with our accountants on matters of accounting and financial disclosure.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective at a reasonable assurance level in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

In accordance with guidance issued by the Securities and Exchange Commission staff, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Accordingly, our management has excluded Cyral, LLC and SlashNext, LLC, which were acquired on March 17, 2025 and August 28, 2025, respectively, from its assessment of internal control over financial reporting as of December 31, 2025. Cyral, LLC and SlashNext, LLC each constituted less than 1% of total and net assets (excluding acquired goodwill and intangible assets), as of December 31, 2025 and less than 1% of revenues, for the year then ended.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Kost Forer Gabbay & Kasierer, a member of EY Global and an independent registered public accounting firm, as stated in their attestation report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We regularly seek to identify, develop and implement improvements to our technology systems and business processes, some of which may affect our internal control over financial reporting. These changes may include such activities as implementing new, more efficient systems, updating existing systems or platforms, automating manual processes or utilizing technology developed by third parties. These system changes are often phased in over multiple periods in order to limit the implementation risk in any one period, and as each change is implemented we monitor its effectiveness as part of its internal control over financial reporting.

Item 9B.   Other Information

Rule 10b5-1 Trading Plan

On October 30, 2025, Yakov Faitelson, our Chief Executive Officer, President and Chairman of the Board, terminated a Rule 10b5-1 trading arrangement that was previously adopted on September 15, 2025. Mr. Faitelson's terminated Rule 10b5–1 trading arrangement would have expired on June 30, 2026, if not earlier terminated, and included the potential sale of up to 217,521 shares of our common stock. As of the date of termination of the Rule 10b5-1 trading arrangement, no shares of our common stock had been sold under its terms.

Except as described above, during the fiscal quarter ended December 31, 2025, no director or officer of the Company adopted or terminated a ''Rule 10b5-1 trading arrangement'' or ''non-Rule 10b5-1 trading arrangement,'' as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item (other than the information set forth in the next paragraph in this Item 10) will be included in our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the SEC and is incorporated herein by reference.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The code of business conduct and ethics is available on our website at www.varonis.com. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this Form 10-K does not include or incorporate by reference the information on our website into this Form 10-K.

Insider Trading Policy and Procedures

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees and other covered persons. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information called for by this item will be included in our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the SEC and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this item will be included in our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the SEC and is incorporated herein by reference.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information called for by this item will be included in our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the SEC and is incorporated herein by reference.

Item 14.   Principal Accounting Fees and Services

The information called for by this item will be included in our definitive proxy statement with respect to our 2026 Annual Meeting of Stockholders to be filed with the SEC and is incorporated herein by reference.

Item 15.   Exhibits and Financial Statement Schedules

(a) Financial Statements

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(b) Exhibits

The exhibits listed below in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VARONIS SYSTEMS, INC.

February 4, 2026   By: /s/ Yakov Faitelson

                                                  Yakov Faitelson
                                                  Chief Executive Officer and President
                                                  (Principal Executive Officer)

February 4, 2026   By: /s/ Guy Melamed

                                                  Guy Melamed
                                                  Chief Financial Officer and Chief Operating Officer
                                                  (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yakov Faitelson and Guy Melamed, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Yakov Faitelson Yakov Faitelson	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	February 4, 2026
/s/ Guy Melamed Guy Melamed	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	February 4, 2026
/s/ Carlos Aued Carlos Aued	Director	February 4, 2026
/s/ Kevin Comolli Kevin Comolli	Director	February 4, 2026
/s/ John J. Gavin, Jr. John J. Gavin, Jr.	Director	February 4, 2026
/s/ Gili Iohan Gili Iohan	Director	February 4, 2026
/s/ Avrohom J. Kess Avrohom J. Kess	Director	February 4, 2026
/s/ Ohad Korkus Ohad Korkus	Director	February 4, 2026
/s/ Thomas F. Mendoza Thomas F. Mendoza	Director	February 4, 2026
/s/ Rachel Prishkolnik Rachel Prishkolnik	Director	February 4, 2026
/s/ Ofer Segev Ofer Segev	Director	February 4, 2026
/s/ Fred Van Den Bosch Fred Van Den Bosch	Director	February 4, 2026

EXHIBIT INDEX

Exhibit Number	Description of the Document
3.1[1]	Amended and Restated Certificate of Incorporation
3.2[2]	Amended and Restated Bylaws
4.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.2[3]	Indenture, dated as of May 11, 2020, by and between Varonis Systems, Inc. and U.S. Bank National Association, as Trustee (including Form of Note, representing Varonis Systems, Inc.'s 1.25% Convertible Senior Notes due 2025)
4.3[4]	Indenture, dated as of September 10, 2024, by and between Varonis Systems, Inc. and U.S. Bank Trust Company, National Association, as Trustee (including Form of Note, representing Varonis Systems, Inc.'s 1.00% Convertible Senior Notes due 2029)
10.1[5]†	Form of Indemnification Agreement between the Company and its directors and officers
10.2[6]†	2013 Omnibus Equity Incentive Plan
10.3[7]†	Amended and Restated Varonis Systems, Inc. 2023 Omnibus Equity Incentive Plan
10.4[8]†	Forms of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2013 Omnibus Equity Incentive Plan
10.5[9]†	Forms of Performance-Based Restricted Stock Unit Award Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the 2013 Omnibus Equity Incentive Plan
10.6[10]†	2015 Employee Stock Purchase Plan
10.7[11]†	2025 Employee Stock Purchase Plan
10.8[12]†	Employment Agreement, dated as of May 15, 2024, by and between Varonis Systems, Inc. and Yakov Faitelson
10.9[13]†	Employment Agreement, dated as of May 15, 2024, by and between Varonis Systems Ltd. and Yakov Faitelson
10.10[14]†	Varonis Systems Severance Plan
10.11[15]†	Employment Agreement, dated as of January 31, 2024, by and between Varonis Systems, Inc. and Guy Melamed
10.12[16]†	Employment Agreement, dated as of January 31, 2024, by and between Varonis Systems Ltd. and Guy Melamed
10.13†	Employment Agreement, dated as of July 23, 2008, by and between the Company and Gregory Pomeroy
10.14[17]†	Employment Agreement, dated as of February 8, 2018, by and between Varonis Systems Ltd. and David Bass
10.15[18]†	Employment Agreement, dated as of March 12, 2021, by and between the Company and Dov Gottlieb
10.16[19]	Form of Confirmation for 2020 Capped Call Transactions
10.17[20]	Form of Confirmation for 2024 Capped Call Transactions
10.18[21]†	Forms of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2013 Omnibus Equity Incentive Plan (Israeli Employees)
10.19[22]†	Forms of Performance-Based Restricted Stock Unit Award Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the 2013 Omnibus Equity Incentive Plan (Israeli Employees)
10.20†	Forms of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Amended and Restated 2023 Omnibus Equity Incentive Plan

Exhibit Number	Description of the Document
10.21†	Forms of Performance-Based Restricted Stock Unit Award Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the Amended and Restated 2023 Omnibus Equity Incentive Plan
10.22†	Forms of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Amended and Restated 2023 Omnibus Equity Incentive Plan (Israeli Employees)
10.23†	Forms of Performance-Based Restricted Stock Unit Award Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the Amended and Restated 2023 Omnibus Equity Incentive Plan (Israeli Employees)
19.1	Insider Trading Policy
21.1	List of Subsidiaries
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global
31.1	Rule 13a-14(a) Certification of Chief Executive Officer and President of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Rule 13a-14(a) Certification of Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Section 1350 Certification of Chief Executive Officer and President of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Section 1350 Certification of Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002
97	Policy For The Recovery Of Erroneously Awarded Compensation
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Loss, (iv) the Unaudited Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) related notes to these consolidated financial statements, tagged as blocks of text and in detail
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)

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† Indicates management contract or compensatory plan or arrangement.

** Document has been furnished, is not deemed filed and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language contained in any such filing.

(1) Filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2014 (the "Company's First Quarter 2014 Form 10-Q") and incorporated herein by reference.

(2) Filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K filed with the SEC on February 8, 2022 (the "Company's 2021 Form 10-K") and incorporated herein by reference.

(3) Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on May 11, 2020 and incorporated herein by reference.

(4) Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K with the Securities and Exchange Commission on September 10, 2024 and incorporated herein by reference

(5) Filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-191840) (the "IPO Registration Statement") with the SEC on February 18, 2014 and incorporated herein by reference.

(6) Filed as Exhibit 99.2 to the Company's Registration Statement on Form S-8 (Registration No. 333-194657) with the SEC on March 18, 2014 and incorporated herein by reference.

(7) Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K with the Securities and Exchange Commission on June 5, 2024 and incorporated herein by reference.

(8) Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2014 (the "Company's Third Quarter 2014 Form 10-Q") and incorporated herein by reference.

(9) Filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 26, 2019 and incorporated herein by reference.

(10) Filed as Exhibit A of the Proxy Statement on Form DEF 14A with the SEC on March 26, 2015 and incorporated herein by reference.

(11) Filed as Appendix A of the Proxy Statement on Form DEF 14A with the SEC on April 22, 2025 and incorporated herein by reference.

(12) Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on July 30, 2024 (the "Company's Second Quarter 2024 Form 10-Q") and incorporated herein by reference.

(13) Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on July 30, 2024 (the "Company's Second Quarter 2024 Form 10-Q") and incorporated herein by reference.

(14) Filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K filed with the SEC on February 7, 2023 (the "Company's 2022 Form 10-K") and incorporated herein by reference.

(15) Filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the SEC on February 6, 2024 (the "Company's 2023 Form 10-K") and incorporated herein by reference.

(16) Filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K filed with the SEC on February 6, 2024 (the "Company's 2023 Form 10-K") and incorporated herein by reference.

(17) Filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K filed with the SEC on February 12, 2019 (the "Company's 2018 Form 10-K") and incorporated herein by reference.

(18) Filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K filed with the SEC on February 7, 2023 (the "Company's 2022 Form 10-K") and incorporated herein by reference.

(19) Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 11, 2020 and incorporated herein by reference.

(20) Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K with the SEC on September 10, 2024 and incorporated herein by reference.

(21) Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022 (the "Company's First Quarter 2022 Form 10-Q") and incorporated herein by reference.

(22) Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022 (the "Company's First Quarter 2022 Form 10-Q") and incorporated herein by reference.

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MANAGEMENT TEAM

Yaki Faitelson
CEO, President, Co-Founder
& Chairman of the Board

Guy Melamed
Chief Financial Officer &
Chief Operating Officer

David Bass
Executive VP of
Engineering & CTO

David Gibson
Senior VP of Strategic
Programs

Shai Cohen Golan
Chief of Staff

Dov Gottlieb
Vice President &
General Counsel

Jim O'Boyle
Vice Chairman of Sales

Greg Pomeroy
Senior VP of
Worldwide Sales

Gilad Raz
CIO & VP of
Technical Services

Dana Shahar
Chief Human Resources
Officer

Rob Sobers
Chief Marketing Officer

Sam Wethje
VP of Sales,
North America

Or Emanuel
Senior VP of Product
Management

BOARD OF DIRECTORS

Yaki Faitelson
CEO, President, Co-Founder & Chairman of the Board
Technology Committee, Member

Carlos Aued
Director, Varonis Systems, Inc.

Kevin Comolli
Partner, Accel
Compensation Committee, Member
Nominating and Governance Committee, Member
Technology Committee, Member

John Gavin Jr.
Independent Lead Director, Varonis Systems, Inc.
Audit Committee, Chairperson
Nominating and Governance Committee, Member
Technology Committee, Member

Gili Iohan
Partner, Ion Crossover Partners
Nominating and Governance Committee, Chairperson
Compensation Committee, Member

Avrohom Kess
Vice Chairman & Chief Legal Officer, The Travelers
Companies, Inc.
Compensation Committee, Chairperson

Ohad Korkus
Director & Co-Founder, Varonis Systems, Inc.
Technology Committee, Chairperson

Tom Mendoza
Director, Varonis Systems, Inc.

Ofer Segev
Chief Financial Officer, Windward Ltd.
Audit Committee, Member

Rachel Prishkolnik
VP General Counsel & Corporate Secretary,
SolarEdge Technologies, Inc.
Compensation Committee, Member

Fred van den Bosch
Director, Varonis Systems, Inc.
Audit Committee, Member
Technology Committee, Member



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